Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ANNALY CAPITAL MANAGEMENT, INC.

MOUNTAIN MERGER SUB CORPORATION

AND

MTGE INVESTMENT CORP.

DATED AS OF

MAY 2, 2018

Page

ARTICLE I THE OFFER		2

1.1	The Offer	2

1.2	Company Actions	9

ARTICLE II THE MERGER		11

2.1	The Merger; Effects of the Merger	11

2.2	The Closing	11

2.3	Effective Time	12

2.4	Governing Documents	12

2.5	Directors and Officers of the Surviving Corporation	12

2.6	Tax Consequences	12

ARTICLE III TREATMENT OF SECURITIES		12

3.1	Treatment of Capital Stock	12

3.2	Payment for Securities; Surrender of Certificates	15

3.3	Dissenters’ Rights	18

3.4	Treatment of Company RSUs	18

3.5	Withholding	19

3.6	Fractional Shares	19

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		19

4.1	Qualification, Organization, Subsidiaries, etc.	19

4.2	Capitalization	20

4.3	Corporate Authority	22

4.4	Governmental Consents; No Violation	22

4.5	SEC Reports and Financial Statements	23

4.6	Internal Controls and Procedures	24

4.7	No Undisclosed Liabilities	24

4.8	Absence of Certain Changes or Events	25

4.9	Compliance with Laws; Permits	25

4.10	Employee Benefit Plans	26

4.11	Tax Matters	28

4.12	Labor Matters	31

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(continued)

Page

4.13	Investigation; Litigation	31

4.14	Intellectual Property	32

4.15	Real Property	32

4.16	Material Contracts	33

4.17	Mortgage Backed Securities	36

4.18	Insurance	36

4.19	Information Supplied	36

4.20	Opinion of Financial Advisor	36

4.21	State Takeover Statutes	37

4.22	Investment Company Act	37

4.23	Finders and Brokers	37

4.24	No Other Representations	37

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER		37

5.1	Qualification, Organization, Subsidiaries, etc.	38

5.2	Capitalization	38

5.3	Corporate Authority	39

5.4	Governmental Consents; No Violation	40

5.5	SEC Reports and Financial Statements	40

5.6	Internal Controls and Procedures	41

5.7	No Undisclosed Liabilities	41

5.8	Absence of Changes or Events	42

5.9	Compliance with Laws; Permits	42

5.10	Investigations; Litigation	43

5.11	Information Supplied	43

5.12	Sufficient Funds	43

5.13	No Purchaser Activity	43

5.14	Tax Matters	43

5.15	Stock Ownership	46

5.16	Investment Company Act	46

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(continued)

Page

5.17	No Other Representations	46

ARTICLE VI COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER		46

6.1	Conduct of Business by the Company	46

6.2	Conduct of Business by Parent	52

6.3	Non-Solicitation by the Company	53

6.4	Additional Dividends	57

ARTICLE VII ADDITIONAL AGREEMENTS		57

7.1	Access; Confidentiality; Notice of Certain Events	57

7.2	Reasonable Best Efforts	59

7.3	Publicity	60

7.4	D&O Insurance and Indemnification	61

7.5	Takeover Statutes	62

7.6	Obligations of Purchaser	62

7.7	Rule 16b-3	62

7.8	Security Holder Litigation	63

7.9	Delisting	63

7.10	Director Resignations	63

7.11	Certain Tax Matters	63

7.12	Stock Exchange Listing	64

7.13	14d-10 Matters	65

7.14	Treatment of Management Agreement	65

7.15	Existing Indebtedness	65

7.16	Employees and Employee Benefit Plans	65

ARTICLE VIII CONDITIONS TO CONSUMMATION OF THE MERGER		67

8.1	Conditions to Each Party’s Obligations to Effect the Merger	67

ARTICLE IX TERMINATION		67

9.1	Termination	67

9.2	Effect of Termination	68

ARTICLE X MISCELLANEOUS		70

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(continued)

Page

10.1	Amendment and Modification; Waiver	70

10.2	Non-Survival of Representations and Warranties	70

10.3	Expenses	70

10.4	Notices	70

10.5	Interpretation	71

10.6	Counterparts	71

10.7	Entire Agreement Third-Party Beneficiaries	72

10.8	Severability	72

10.9	Governing Law; Jurisdiction	72

10.10	Waiver of Jury Trial	73

10.11	Assignment	73

10.12	Enforcement; Remedies	73

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Page

Annex A	Certain Defined Terms

Annex B	Conditions to the Offer

Annex C	Form of Articles Supplementary Classifying Parent Series H Preferred Stock

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 2, 2018, is by and among ANNALY CAPITAL MANAGEMENT, INC., a Maryland corporation (“Parent”), MOUNTAIN MERGER SUB CORPORATION, a Maryland corporation and a wholly owned subsidiary of Parent (“Purchaser”), and MTGE INVESTMENT CORP., a Maryland corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement. Parent, Purchaser and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Company and Parent are Maryland corporations operating as real estate investment trusts for U.S. federal income tax purposes;

WHEREAS, on the terms and subject to the conditions set forth herein, Purchaser has agreed to commence an exchange offer (the “Offer”) to acquire any (subject to the Minimum Condition) and all of the outstanding shares of common stock, $0.01 par value per share, of the Company (the “Company Common Stock” or, such shares, “Company Shares”) for the consideration and upon the terms and subject to the conditions set forth herein;

WHEREAS, following the consummation of the Offer, the Parties intend that the Company will be merged with and into Purchaser, with Purchaser being the surviving corporation of such merger (the “Merger”), without the approval of the Company’s stockholders in accordance with Section 3-106.1 of the Maryland General Corporation Law (the “MGCL”), on the terms and subject to the conditions set forth in this Agreement, and the Merger shall be governed by and effected pursuant to Section 3-106.1 of the MGCL;

WHEREAS, the Parties intend that the Offer and the Merger, taken together, will qualify as a “reorganization” under Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code and within the meaning of Section 1.368-2(g) of the Treasury Regulations;

WHEREAS, in connection with the Merger, (a) each Company Share issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares) will be automatically converted into the right to receive the Common Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the MGCL, and (b) each Company Preferred Share issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive the Preferred Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the MGCL;

WHEREAS, the board of directors of the Company (the “Company Board of Directors”), acting upon the unanimous recommendation of the special committee of independent, disinterested directors of the Company (the “Company Special Committee”) formed for the purpose of, among other things, evaluating and making a recommendation to the Company Board of Directors with respect to this Agreement and the transactions contemplated hereby (the “Transactions”), has (i) determined that the terms of this Agreement and the Transactions, including the Offer, the Merger and the issuance of shares of Parent Common Stock in connection therewith, are in the best interests of, the Company and its stockholders (the “Company Stockholders”), (ii) declared the Offer, the Merger and the other Transactions advisable, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer, the Merger and the other Transactions upon the terms and subject to the conditions contained herein, and (iv) resolved to recommend that the Company Stockholders accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer (including such Company Special Committee recommendation, the “Company Board Recommendation”);

WHEREAS, the respective boards of directors of Parent and Purchaser have unanimously approved and declared advisable this Agreement, the Offer, the Merger, the issuance of shares of Parent Common Stock and Parent Series H Preferred Stock in connection therewith and the other Transactions upon the terms and subject to the conditions contained herein; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also prescribe various terms of and conditions to the Offer and the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

THE OFFER

1.1 The Offer.

(a) Terms and Conditions of the Offer. Subject to the terms and conditions of this Agreement and provided that this Agreement shall not have been terminated pursuant to Article IX and that the Company shall have complied with its obligations under this Section 1.1 and Section 1.2, as promptly as practicable after the date hereof (but in no event more than ten (10) business days thereafter), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer. In the Offer, each Company Share accepted by Purchaser in accordance with the terms and subject to the conditions of the Offer shall be exchanged for the right to receive, at the election of the holder: (i) $19.65 in cash (the “Cash Consideration”), (ii) 1.9037 shares of Parent Common Stock (the “Stock Consideration”), or (iii) $9.82 in cash and 0.9519 shares of Parent Common Stock (the “Mixed Consideration”) (each of the Cash Consideration, Stock Consideration and Mixed Consideration, as applicable, the “Offer Consideration”), in each case subject to proration as set forth in Section 1.1(c) and the other provisions of this Article I. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that is disseminated to all of the holders of Company Shares as and to the extent required by the Exchange Act. The Offer to Purchase will contain the terms and conditions set forth in this Agreement and in Annex B. Each of Parent and Purchaser shall use its reasonable best efforts to consummate the Offer, subject to the terms and conditions hereof and thereof. The Offer shall be subject only to:

(i) the condition that, prior to the expiration of the Offer, there being validly tendered (excluding Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the depositary for the Offer) and not validly withdrawn in accordance with the terms of the Offer a number of Company Shares that, together with the Company Shares then owned by Parent and Purchaser (if any), represents at least a majority of all then-outstanding Company Shares (the “Minimum Condition”); and

(ii) the other conditions set forth in Annex B.

(b) Purchaser expressly reserves the right to waive or modify any of the conditions to the Offer and to make any change in the terms of, or conditions to, the Offer; provided, however, that notwithstanding the foregoing or anything to the contrary set forth herein, without the prior written consent of the Company, in its sole discretion, Purchaser may not (and Parent shall not permit Purchaser to) (i) waive any of the conditions set forth in clauses (A), (B), (C), (D), (E)(5)(ii), (E)(6)(i), (G)(1), (G)(2) or (G)(3) of Annex B (provided that Parent shall (and shall cause Purchaser to) waive any of the conditions set forth in clauses (E)(5)(ii), (E)(6)(i), (G)(1), (G)(2) or (G)(3) of Annex B upon the written request of the Company), or (ii) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer, (B) decreases the amount of consideration in the Offer or the number of Company Shares sought in the Offer (unless an appropriate adjustment is made pursuant to Section 1.1(d)), (C) extends the Offer, other than in a manner required or permitted by the provisions of Section 1.1(e), (D) imposes conditions to the Offer other than those set forth in Annex B, or (E) amends or modifies any other term of, or condition to, the Offer in any manner that is adverse or would reasonably be expected to be adverse to the holders of Company Shares in their capacities as such.

(c) Elections; Proration; Fractional Shares.

(i) Subject to the other provisions of this Section 1.1(c), each holder of Company Shares validly tendered in the Offer shall be entitled to elect (1) the number of Company Shares which such holder desires to exchange for the right to receive the Mixed Consideration (a “Mixed Election,” and such shares, the “Mixed Election Shares”), (2) the number of Company Shares which such holder desires to exchange for the right to receive the Cash Consideration (a “Cash Election,” and such shares, the “Cash Election Shares”), and (3) the number of Company Shares which such holder desires to exchange for the right to receive the Stock Consideration (a “Stock Election,” and such shares, the “Stock Election Shares”). Any Cash Election, Stock Election or Mixed Election shall be referred to herein as an “Election,” and shall be made on a form for that purpose prepared by Parent that is reasonably acceptable to the Company (a “Form of Election in Offer”), included as part of the letter(s) of election and transmittal accompanying the Offer. Holders of record of Company Shares who hold such Company Shares as nominees, trustees or in other representative capacities may submit multiple Forms of Election in Offer on behalf of their respective beneficial holders.

(ii) Any Election pursuant to the Offer shall have been properly made only if the depositary for the Offer shall have actually received a properly completed Form of Election in Offer by the expiration date of the Offer. Any Form of Election in Offer may be revoked or changed by the authorized Person properly submitting such Form of Election in Offer, by written notice received by the depositary for the Offer prior to the expiration date of the Offer. In the event an Election is revoked prior to the expiration date of the Offer, the Company Shares represented by such Form of Election in Offer shall become Mixed Election Shares (to the extent such Company Shares remain tendered in the Offer and are not validly withdrawn from the Offer), except to the extent a subsequent election is properly made with respect to any or all of such Company Shares prior to the expiration date of the Offer. Subject to the terms of this Agreement and of the Form of Election in Offer, the depositary for the Offer shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in any Form of Election in Offer, and any good-faith decisions of the depositary for the Offer regarding such matters shall be binding and conclusive. None of Parent, Purchaser, the Company or the depositary for the Offer shall be under any obligation to notify any Person of any defect in a Form of Election in Offer.

(iii) Notwithstanding any other provision contained in this Agreement, the Cash Elections and the Stock Elections shall be subject to proration as described in this Section 1.1(c).

(1) The maximum number of Company Shares validly tendered and not validly withdrawn in the Offer which shall be eligible to receive the Cash Consideration shall equal 50% of the aggregate number of Company Shares tendered in the Offer (and not validly withdrawn) (excluding Mixed Election Shares and No Election Shares) (the “Maximum Cash Shares in Offer”).

(2) If the total number of Cash Election Shares validly tendered and not validly withdrawn in the Offer exceeds the Maximum Cash Shares in Offer, such Cash Elections shall be subject to proration as follows: for each such Cash Election, the number of Company Shares that shall be exchanged for the right to receive the Cash Consideration shall be (A) the total number of Cash Election Shares validly tendered and not validly withdrawn in the Offer multiplied by (B) the Offer Cash Proration Factor, rounded down to the nearest Company Share. The “Offer Cash Proration Factor” means a fraction (x) the numerator of which shall be the Maximum Cash Shares in Offer and (y) the denominator of which shall be the total number of Cash Election Shares validly tendered and not withdrawn in the Offer. The Cash Election Shares validly tendered and not validly withdrawn in the Offer that are not exchanged for the right to receive the Cash Consideration in accordance with this Section 1.1(c)(iii)(2) shall instead be exchanged for the right to receive the Stock Consideration.

(3) The maximum number of Company Shares validly tendered and not validly withdrawn in the Offer which shall be eligible to receive the Stock Consideration shall equal 50% of the aggregate number of Company Shares tendered in the Offer (and not validly withdrawn) (excluding Mixed Election Shares and No Election Shares) (the “Maximum Stock Shares in Offer”).

(4) If the total number of Stock Election Shares validly tendered and not validly withdrawn in the Offer exceeds the Maximum Stock Shares in Offer, such Stock Elections shall be subject to proration as follows: for each such Stock Election, the number of Company Shares that shall be exchanged for the right to receive the Stock Consideration shall be (A) the total number of Stock Election Shares validly tendered and not validly withdrawn in the Offer multiplied by (B) the Offer Stock Proration Factor, rounded down to the nearest Company Share. The “Offer Stock Proration Factor” means a fraction (x) the numerator of which shall be the Maximum Stock Shares in Offer and (y) the denominator of which shall be the total number of Stock Election Shares validly tendered and not withdrawn in the Offer. The Stock Election Shares validly tendered and not validly withdrawn in the Offer that are not exchanged for the right to receive the Stock Consideration in accordance with this Section 1.1(c)(iii)(4) shall instead be exchanged for the right to receive the Cash Consideration.

(iv) All prorations resulting from either Section 1.1(c)(iii)(2) or Section 1.1(c)(iii)(4) shall be applied on a pro rata basis, such that each holder of Company Shares who validly tenders Cash Election Shares or Stock Election Shares, as applicable, bears its proportionate share of the proration, based on a percentage of the total Cash Election Shares or Stock Election Shares, as applicable, validly tendered in the Offer (and not validly withdrawn) by such holder of Company Shares bears to all Cash Election Shares or Stock Election Shares, as applicable, validly tendered in the Offer (and not validly withdrawn) by all holders of Company Shares.

(v) Each Company Share validly tendered into the Offer (and not validly withdrawn) but which is not the subject of a valid Election (a “No Election Share”) received prior to the expiration of the Offer shall be deemed to be a Mixed Election Share. In no event shall any Mixed Election Shares or No Election Shares be subject to proration pursuant to Section 1.1(c)(iii)(2) or Section 1.1(c)(iii)(4).

(vi) In lieu of any fractional share of Parent Common Stock that otherwise would be issuable pursuant to the Offer, each holder of Company Shares who otherwise would be entitled to receive a fraction of a share of Parent Common Stock pursuant to the Offer (after aggregating all Company Shares validly tendered in the Offer (and not validly withdrawn) by such holder) will be paid an amount in cash (without interest) equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Trading Price, rounded to the nearest cent.

(d) Adjustments to the Offer. The Mixed Consideration, the Cash Consideration, the Stock Consideration, the Maximum Cash Shares in Offer, the Offer Cash Proration Factor, the Maximum Stock Shares in Offer and the Offer Stock Proration Factor shall be adjusted appropriately, without duplication, to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock or Parent Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Company Shares or shares of Parent Common Stock outstanding after the date hereof and prior to Purchaser’s acceptance for payment of, and payment for, Company Shares that are validly tendered pursuant to the Offer. Nothing in this Section 1.1(d) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(e) Expiration and Extension of the Offer.

(i) Unless the Offer is extended pursuant to and in accordance with this Agreement, the Offer shall expire at 5:00 p.m., Eastern Time, on the twenty-third (23rd) business day (for this purpose calculated in accordance with Section 14d-1(g)(3) promulgated under the Exchange Act) after the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act). In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended.

(ii) Notwithstanding the provisions of Section 1.1(e)(i) or anything to the contrary set forth in this Agreement:

(A) Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for any period required by any Law, or any rule, regulation, interpretation or position of the SEC or its staff or of the NYSE or NASDAQ, in any such case, which is applicable to the Offer or the Merger, or to the extent necessary to resolve any comments of the SEC or its staff applicable to the Offer or the Offer Documents or the Form S-4;

(B) in the event that any of the conditions to the Offer (other than the Minimum Condition) have not been satisfied or waived as of any then-scheduled expiration of the Offer, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for one or more consecutive increments of not more than ten (10) business days each (or for such longer period as may be agreed by the Company) in order to permit the satisfaction of such conditions to the Offer (other than the Minimum Condition);

(C) if as of any then-scheduled expiration of the Offer each condition to the Offer (other than the Minimum Condition and those conditions that by their nature are to be satisfied by action to be taken at the relevant expiration date of the Offer) shall have been satisfied or waived and the Minimum Condition shall not have been satisfied, Purchaser may, and, at the written request of the Company, Purchaser shall (and Parent shall cause Purchaser to), extend the Offer for one or more consecutive increments of ten (10) business days each (or for such shorter or longer period as may be agreed by the Company); provided, that in no event shall Purchaser be required to extend the expiration date of the Offer more than two times pursuant to this clause (C); and

(D) Purchaser may extend the Offer for any period necessary to satisfy the notice requirements contained in Section 3-106.1(e)(1) of the MGCL (the “Maryland Short Form Merger Notice”);

provided, however, that (1) any such extension shall not be deemed to impair, limit, or otherwise restrict in any manner the right of the Parties to terminate this Agreement pursuant to the terms of Article IX (subject, in the case of Section 9.1(h), to Purchaser’s rights and obligations to extend the Offer pursuant to this Section 1.1(e)(ii)), and (2) Purchaser shall not be required to extend the Offer beyond the Outside Date.

(iii) Neither Parent nor Purchaser shall extend the Offer or provide a “subsequent offering period” (within the meaning of Rule 14d-11 promulgated under the Exchange Act) in any manner other than pursuant to and in accordance with the provisions of Section 1.1(e)(ii) without the prior written consent of the Company.

(iv) Neither Parent nor Purchaser shall terminate or withdraw the Offer prior to the then-scheduled expiration of the Offer unless this Agreement is validly terminated in accordance with Article IX, in which case Purchaser shall (and Parent shall cause Purchaser to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one (1) business day) after such termination of this Agreement.

(f) Payment for Company Shares. On the terms of and subject to the conditions set forth in this Agreement and the Offer, Purchaser shall (and Parent shall cause Purchaser to) accept for payment, and pay for, all Company Shares that are validly tendered and not validly withdrawn pursuant to the Offer promptly (within the meaning of Section 14e-1(c) promulgated under the Exchange Act) after the expiration of the Offer (as it may be extended in accordance with Section

1.1(e)(ii)) (or, at Parent’s election, concurrently with the expiration of the Offer if all conditions to the Offer have been satisfied or waived) (such time of acceptance, the “Acceptance Time”). Without limiting the generality of the foregoing, Parent shall provide or cause to be provided to Purchaser on a timely basis the funds and shares of Parent Common Stock necessary to pay for any Company Shares that Purchaser becomes obligated to purchase pursuant to the Offer; provided, however, that without the prior written consent of the Company, Purchaser shall not accept for payment, or pay for, any Company Shares if, as a result, Purchaser would acquire less than the number of Company Shares necessary to satisfy the Minimum Condition. The consideration in the Offer payable in respect of each Company Share validly tendered and not validly withdrawn pursuant to the Offer shall be paid net to the holder thereof in cash or shares of Parent Common Stock, as applicable, without interest and subject to reduction for any applicable withholding Taxes payable in respect thereof. The Company shall register (and shall use its reasonable best efforts to cause its transfer agent to register) the transfer of Company Shares accepted for payment immediately after the Acceptance Time (such registration to be effective as of the Acceptance Time).

(g) Schedule TO; Offer Documents; Form S-4.

(i) As soon as practicable on the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), Parent and Purchaser shall:

(1) file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Offer, which Schedule TO shall contain as an exhibit the Offer to Purchase and forms of the letter(s) of election and transmittal and summary advertisement, if any, and other customary ancillary documents, in each case, in respect of the Offer (together with all amendments and supplements thereto, the “Offer Documents”);

(2) deliver a copy of the Schedule TO, including all exhibits thereto, to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act;

(3) give telephonic notice of the information required by Rule 14d-3 promulgated under the Exchange Act, and mail by means of first class mail a copy of the Schedule TO, to NASDAQ in accordance with Rule 14d-3(a) promulgated under the Exchange Act;

(4) subject to the Company’s compliance with Section 1.2, cause the Offer Documents to be disseminated to all holders of Company Shares as and to the extent required by the Exchange Act; and

(5) cause the Maryland Short Form Merger Notice to be given to all holders of Company Shares with the Offer Documents, unless the Maryland Short Form Merger Notice has been disseminated to all holders of Company Shares prior to the date the Offer is first commenced.

(ii) Concurrently with the filing of the Offer Documents with the SEC, Parent shall file with the SEC a registration statement on Form S-4 to register under the Securities Act the offer and sale of Parent Common Stock pursuant to the Offer and the Merger and to register the shares of Parent Series H Preferred Stock that will be issued in the Merger (the “Form S-4”). The Form S-4 will include a preliminary prospectus containing the information required under Rule 14d-4(b) promulgated under the Exchange Act.

(iii) The Offer Documents and the Form S-4 shall include the Maryland Short Form Merger Notice (whether as an exhibit or otherwise) if the Maryland Short Form Merger Notice has not been disseminated to all holders of Company Shares prior to the date the Offer is first commenced and may include a description of the determinations, approvals and recommendations of the Company Board of Directors, the Company Special Committee and the Company described in this Agreement (and a change to such determinations, approvals and recommendations to the extent applicable at the relevant time). Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies as to form in all material respects with the applicable provisions of the Exchange Act or Securities Act, and (C) keep the Form S-4, if the Form S-4 is declared effective by the SEC, effective for so long as necessary to complete the Merger. The Company shall furnish in writing to Parent and Purchaser all information concerning the Company and the Company Subsidiaries (including financial information) that is required by applicable Law or the rules of the SEC and its staff to be included in the Offer Documents and the Form S-4 so as to enable Parent and Purchaser to comply with their obligations under this Section 1.1(g), including providing such reasonable cooperation and information as may be necessary or appropriate to include any pro forma financial statements (to the extent required) in the Offer Documents and the Form S-4 in accordance with the rules of the SEC and its staff. Parent, Purchaser and the Company shall reasonably cooperate in good faith to determine the information regarding the Company that is necessary to include in the Offer Documents and the Form S-4 in order to satisfy applicable Laws. Each of Parent, Purchaser and the Company shall promptly correct any information provided by it or any of its respective Representatives for use in the Offer Documents and the Form S-4 if and to the extent that such information shall have become false or misleading in any material respect. Parent and Purchaser shall take all steps necessary to cause the Offer Documents and the Form S-4, as so corrected, to be filed with the SEC and to be disseminated to the holders of Company Shares, in each case as and to the extent required by applicable Laws, or by the SEC or its staff or by NASDAQ or the NYSE. Unless the Company Board of Directors or the Company Special Committee has effected a Change of Recommendation to the extent permitted by Sections 6.3(d) and (e), Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents and the Form S-4 prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board of Directors or the Company Special Committee has effected a Change of Recommendation to the extent permitted by Sections 6.3(d) and (e), Parent and Purchaser shall provide in writing to the Company and its counsel any and all written comments or other material communications that Parent, Purchaser or their counsel receive from the SEC or its staff with respect to the Offer Documents and the Form S-4 promptly after such receipt, and Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which Parent and Purchaser shall give reasonable and good-faith consideration to any comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable)) and to participate in any discussions with the SEC or its staff regarding any such comments. Purchaser and Parent shall as promptly as practicable respond to any comments of the SEC or its staff regarding the Offer Documents or the Form S-4. Parent shall notify the Company promptly of the time when the Form

S-4 or any amendment or supplement thereto has become effective and of the issuance of any stop order or suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Offer and the Merger for offering or sale in any jurisdiction. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Offer or the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

1.2 Company Actions.

(a) Company Determinations, Approvals and Recommendations. The Company hereby approves and consents to the Offer upon the terms and subject to the conditions contained in this Agreement and represents and warrants to Parent and Purchaser that, at a meeting duly called and held prior to the date hereof, the Company Board of Directors, upon the unanimous recommendation of the Company Special Committee, has, upon the terms and subject to the conditions set forth herein:

(i) determined that the terms of the Offer, the Merger and the other Transactions are in the best interests of, the Company and its stockholders;

(ii) determined that the Offer, the Merger and the other Transactions are advisable;

(iii) approved the Offer, the Merger and the other Transactions and the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer, the Merger and the other Transactions, upon the terms, and subject to the conditions, contained herein; and

(iv) resolved to make the Company Board Recommendation.

The Company hereby approves and consents to the inclusion of the foregoing determinations and approvals and the Company Board Recommendation in the Offer Documents and the Form S-4; provided that if the Company Board of Directors has effected a Change of Recommendation to the extent permitted by Section 6.3(d) and Section 6.3(e), Parent shall cause the Offer Documents and the Form S-4 to disclose any such event. In addition, the Offer Documents and Form S-4 may include the fairness opinion of the Company’s financial advisor referenced in Section 4.20 and any information that may be required to be provided to holders of Company Shares by the MGCL.

(b) Schedule 14D-9. The Company shall (i) file with the SEC, concurrently with the filing by Parent and Purchaser of the Schedule TO, a Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”) and (ii) cause the Schedule 14D-9 to be mailed to the holders of Company Shares promptly after commencement of the Offer. The Company shall cause the Schedule 14D-9 to comply as to form in all material respects with requirements of applicable Law. To the extent requested by the Company or Parent, Parent shall cause the initial Schedule 14D-9 to be mailed or otherwise disseminated to the holders of Company Shares (to the extent required by applicable Laws) together with the Offer Documents. Each of Parent and Purchaser shall furnish in writing to the Company all information concerning Parent and Purchaser that is required by applicable Laws to be included in the Schedule 14D-9 so as to enable the Company to comply with its obligations under this Section 1.2(b). Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Schedule 14D-9 in order to satisfy applicable Laws. Each of the Company, Parent and Purchaser shall promptly correct any information provided by it or any of its Representatives for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect. The Company shall take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the holders of Company Shares, in each case as and to the extent required by applicable Laws. Unless the Company Board of Directors or the Company Special Committee has effected a Change of Recommendation to the extent permitted by Section 6.3(d) and Section 6.3(e), the Company shall provide Parent, Purchaser and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Purchaser and their counsel (it being understood that Parent, Purchaser and their counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board of Directors has effected a Change of Recommendation to the extent permitted by Section 6.3(d) and Section 6.3(e), the Company shall provide in writing to Parent, Purchaser and their counsel any written comments or other material communications the Company or its counsel receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after such receipt, and the Company shall provide Parent, Purchaser and their counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which the Company shall give reasonable and good-faith consideration to any comments made by Parent, Purchaser and their counsel (it being understood that Parent, Purchaser and their counsel shall provide any comments thereon as soon as reasonably practicable)) and to participate in any discussions with the SEC or its staff regarding any such comments. The Company shall as promptly as practicable respond to any comments of the SEC or its staff with respect to the Schedule 14D-9. Unless the Company Board of Directors has effected a Change of Recommendation to the extent permitted by Section 6.3(d) and Section 6.3(e), the Company shall include the Company Board Recommendation in the Schedule 14D-9. The Schedule 14D-9 shall include the fairness opinion of the Company’s financial advisor referenced in Section 4.20 and any information that may be required to be provided to holders of Company Shares by the MGCL.

(c) Company Information. In connection with the Offer and the Merger (including to enable Parent to disseminate the Maryland Short Form Merger Notice promptly after the date hereof), the Company shall, or shall use reasonable best efforts to cause its transfer agent to, promptly furnish Parent and Purchaser with such assistance and such information as Parent or its agents may reasonably request in order to disseminate and otherwise communicate the Offer, the Merger and the Maryland Short Form Merger Notice to the record and beneficial holders of Company Shares, including a list, as of the most recent practicable date, of the stockholders of the Company, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of Company Shares, and lists of security positions of Company Shares held in stock depositories (including lists of stockholders, mailing labels, listings or files of securities positions), and shall promptly furnish Parent and Purchaser with such additional information and assistance (including updated lists of the record and beneficial holders of shares of Company Common Stock, mailing labels and lists of security positions) as Parent and Purchaser or their agents may reasonably request in order to communicate the Offer, the Merger and the Maryland Short Form Merger Notice to the holders of Company Shares. Subject to applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and the Maryland Short Form Merger Notice and any other documents necessary to consummate the Offer and the Merger, Parent and Purchaser (and their respective agents) shall:

(i) hold in confidence the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions;

(ii) use such information only in connection with the Offer and the Merger; and

(iii) if this Agreement shall be terminated pursuant to Article IX, promptly return to the Company or destroy (and shall use their respective reasonable efforts to cause their agents to deliver or destroy) any and all copies and any extracts or summaries from such information then in their possession or control.

ARTICLE II

THE MERGER

2.1 The Merger; Effects of the Merger. Promptly following the Acceptance Time, the Parties shall take all necessary and appropriate actions to cause the Merger to become effective as promptly as reasonably practicable without a meeting of the stockholders of the Company as permitted by Section 3-106.1 of the MGCL or otherwise as provided in this Article II. Without limiting the foregoing, the Merger shall be governed by Section 3-106.1 of the MGCL and the Merger shall be effected at the Closing in accordance herewith. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MGCL, the Company shall be merged with and into Purchaser, whereupon the separate existence of the Company will cease, with Purchaser surviving the Merger (Purchaser, as the surviving corporation of the Merger, sometimes being referred to herein as the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall be a wholly owned Parent Subsidiary. The Merger shall have the effects set forth in this Agreement and specified in the applicable provisions of the MGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the assets, property, rights, privileges, immunities, powers and franchises of the Company and Purchaser shall transfer to, vest in and devolve on the Surviving Corporation and all debts, obligations, liabilities and duties of the Company and Purchaser shall become the debts, obligations, liabilities and duties of the Surviving Corporation.

2.2 The Closing. The closing of the Merger (the “Closing”) will take place at 8:00 a.m., Eastern Time, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, as promptly as practicable following the Acceptance Time, and in any case no later than the second (2nd) business day after the satisfaction or, to the extent permitted by applicable Law, waiver of the last of the conditions set forth in Article VIII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law and this Agreement, waiver of such conditions at the Closing), unless another date or place is agreed to in writing by the Company and Parent; provided, that, for the avoidance of doubt, the Closing shall in any event not occur earlier than thirty (30) days following the date of dissemination of the Maryland Short Form Merger Notice as provided in this Agreement. The date on which the Closing actually takes place is referred to as the “Closing Date.”

2.3 Effective Time. At the Closing, the Parties shall cause the Merger to be consummated by filing with the State Department of Assessments and Taxation of Maryland (the “Maryland Department”) articles of merger (the “Articles of Merger”) in connection with the Merger, in such form as is required by, and executed in accordance with, the MGCL, and the Parties shall make all other filings or recordings required under the MGCL in connection with the Merger. The Merger shall become effective at the time the Articles of Merger are accepted for record by the Maryland Department or such later date and time (not to exceed thirty (30) days after the Articles of Merger are accepted for record by the Maryland Department) as shall be agreed to by the Company and Parent and specified in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”), it being understood and agreed that the Parties shall cause the Effective Time to occur on the Closing Date.

2.4 Governing Documents. At the Effective Time, subject to Section 7.4, the charter and bylaws of Purchaser, as in effect immediately prior to the Effective Time, shall be the charter and bylaws of the Surviving Corporation, until thereafter amended in accordance with applicable Law and the applicable provisions of such charter and bylaws.

2.5 Directors and Officers of the Surviving Corporation.

(a) The directors of Purchaser immediately prior to the Effective Time, from and after the Effective Time, shall be the directors of the Surviving Corporation.

(b) The officers of Purchaser immediately prior to the Effective Time, from and after the Effective Time, shall be the officers of the Surviving Corporation.

2.6 Tax Consequences.

(a) It is intended that, for U.S. federal income tax purposes, (a) the Offer and the Merger, taken together, shall qualify as a reorganization within the meaning of Section 368(a) of the Code and (b) this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Section 1.368-2(g) of the Treasury Regulations.

(b) The parties acknowledge and agree that for purposes of determining the value of Parent Common Stock to be received by Company Stockholders pursuant to the transactions contemplated by this Agreement under Revenue Procedure 2018-12, 2018-6 IRB 349 (“Rev. Proc. 2018-12”), (i) the “Safe Harbor Valuation Method” will be the Average of the Daily Volume Weighted Average Prices as described in Section 4.01(1) of Revenue Procedure 2018-12; (ii) the “Measuring Period” (within the meaning of Section 4.01 of Rev. Proc. 2018-12) will be the ten (10) consecutive trading days ending on April 30, 2018; (iii) the “specified exchange” (within the meaning of Section 3.01(4) of Rev. Proc. 2018-12) will be the New York Stock Exchange; and (iv) the “authoritative reporting source” within the meaning of Section 3.01(4) of Rev. Proc. 2018-12) will be Bloomberg Finance L.P.

ARTICLE III

TREATMENT OF SECURITIES

3.1 Treatment of Capital Stock.

(a) Treatment of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of the Company or of Purchaser, subject to any applicable withholding Tax, each Company Share issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares) shall be automatically converted into the right to receive, without interest, at the election of the holder: (i) the Cash Consideration, (ii) the Stock Consideration, or (iii) the Mixed Consideration (in each case, the “Common Merger Consideration”), in each case subject to proration as set forth in Section 3.1(e) and the other provisions of this Article III. From and after the Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Company Shares shall cease to have any rights with respect thereto, except the right to receive the applicable portion of Common Merger Consideration therefor upon the surrender of such Company Shares in accordance with Section 3.2, including the right to receive, pursuant to Section 3.6, cash in lieu of fractional shares of Parent Common Stock, if any, into which such Company Shares have been converted pursuant to this Section 3.1(a) (the “Fractional Share Consideration”), together with the amounts, if any, payable pursuant to Section 3.2(f).

(b) Treatment of Certain Company Common Stock. At the Effective Time, each Company Share issued and outstanding immediately prior to the Effective Time that is owned by Parent or Purchaser (including Company Shares accepted for payment by Purchaser pursuant to the Offer) shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor (collectively, the “Cancelled Shares”).

(c) Treatment of Purchaser Shares. At the Effective Time, each issued and outstanding share of common stock, par value $0.001 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall remain outstanding as shares of common stock of the Surviving Corporation.

(d) Treatment of Company Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of the Company or of Purchaser, subject to any applicable withholding Tax, each share of the Company’s 8.125% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Company Preferred Stock” or such shares, the “Company Preferred Shares”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive one newly issued share of Parent Series H Preferred Stock (the “Preferred Merger Consideration”), subject to the provisions of this Article III. From and after the Effective Time, all such Company Preferred Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Company Preferred Shares shall cease to have any rights with respect thereto, except the right to receive the Preferred Merger Consideration therefor upon the surrender of such Company Preferred Shares in accordance with Section 3.2.

(e) Elections; Proration.

(i) Subject to the other provisions of this Section 3.1(e), each holder of Company Shares as of immediately prior to the consummation of the Merger (other than Cancelled Shares) shall be entitled to elect (1) a number of Cash Election Shares, (2) a number of Stock Election Shares, and (3) a number of Mixed Election Shares. Any Cash Election, Stock Election or Mixed Election shall be made on a form for that purpose prepared by Parent that is reasonably acceptable to the Company (a “Form of Election in Merger”), which shall be mailed to such holders of Company Shares promptly after the Closing Date (such date, the “Mailing Date”). The deadline for submitting an effective, properly completed Form of Election in Merger to the Exchange Agent shall be 5:00 p.m., Eastern Time, on the 20th day following the Mailing Date (or such other time and date as the Parties may mutually agree) (the “Election Deadline”). Holders of record of Company Shares who hold such Company Shares as nominees, trustees or in other representative capacities may submit multiple Forms of Election in Merger on behalf of their respective beneficial holders.

(ii) Any election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Form of Election in Merger by the Election Deadline. Any Form of Election in Merger may be revoked or changed by the authorized Person properly submitting such Form of Election in Merger, by written notice received by the Exchange Agent prior to the Election Deadline. In the event a Form of Election in Merger is revoked prior to the Election Deadline, the Company Shares represented by such Form of Election in Merger shall become Mixed Election Shares, except to the extent a subsequent election is properly made with respect to any or all of such Company Shares prior to the Election Deadline. Subject to the terms of this Agreement and of the Form of Election in Merger, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in any Form of Election in Merger, and any good-faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, Purchaser, the Company or the Exchange Agent shall be under any obligation to notify any Person of any defect in a Form of Election in Merger.

(iii) Notwithstanding any other provision contained in this Agreement, the Cash Election Shares and Stock Election Shares eligible to receive Common Merger Consideration pursuant to Section 3.1(a) shall be subject to proration as described in this Section 3.1(e).

(1) The maximum number of Company Shares which shall be eligible to receive the Cash Consideration pursuant to Section 3.1(a) shall equal 50% of the aggregate number of Company Shares entitled to receive Common Merger Consideration pursuant to Section 3.1(a) (excluding Mixed Election Shares and No Election Shares) (the “Maximum Cash Shares in Merger”).

(2) If the total number of Cash Election Shares eligible to receive Common Merger Consideration pursuant to Section 3.1(a) exceeds the Maximum Cash Shares in Merger, such Cash Elections shall be subject to proration as follows: for each such Cash Election, the number of Company Shares that shall be converted into the right to receive the Cash Consideration shall be (A) the total number of Cash Election Shares eligible to receive Common Merger Consideration pursuant to Section 3.1(a) multiplied by (B) the Merger Cash Proration Factor, rounded down to the nearest Company Share. The “Merger Cash Proration Factor” means a fraction (x) the numerator of which shall be the Maximum Cash Shares in Merger and (y) the denominator of which shall be the aggregate number of Cash Election Shares eligible to receive Common Merger Consideration pursuant to Section 3.1(a). The Cash Election Shares that were not converted into the right to receive the Cash Consideration in accordance with this Section 3.1(e)(iii)(2) shall be converted into the right to receive the Stock Consideration.

(3) The maximum number of Company Shares which shall be eligible to receive the Stock Consideration pursuant to Section 3.1(a) shall equal 50% of the aggregate number of Company Shares entitled to receive Common Merger Consideration pursuant to Section 3.1(a) (excluding Mixed Election Shares and No Election Shares) (the “Maximum Stock Shares in Merger”).

(4) If the total number of Stock Election Shares eligible to receive Common Merger Consideration pursuant to Section 3.1(a) exceeds the Maximum Stock Shares in Merger, such Stock Elections shall be subject to proration as follows: For each such Stock Election, the number of Company Shares that shall be converted into the right to receive the Stock Consideration shall be (A) the total number of Stock Election Shares eligible to receive Common Merger Consideration pursuant to Section 3.1(a) multiplied by (B) the Merger Stock Proration Factor, rounded down to the nearest Company Share. The “Merger Stock Proration Factor” means a fraction (x) the numerator of which shall be the Maximum Stock Shares in Merger and (y) the denominator of which shall be the aggregate number of Stock Election Shares eligible to receive Common Merger Consideration pursuant to Section 3.1(a). The Stock Election Shares that were not converted into the right to receive the Stock Consideration in accordance with this Section 3.1(e)(iii)(4) shall be converted into the right to receive the Cash Consideration.

(iv) All prorations resulting from either Section 3.1(c)(iii)(2) or Section 3.1(c)(iii)(4) shall be applied on a pro rata basis, such that each holder of Company Shares eligible to receive Common Merger Consideration pursuant to Section 3.1(a) bears its proportionate share of the proration, based on a percentage of the total Cash Election Shares or Stock Election Shares, as applicable, elected by such holder of Company Shares bears to all Cash Election Shares or Stock Election Shares, as applicable, elected by holders of Company Shares in the Merger.

(v) Each Company Share eligible to receive the Common Merger Consideration pursuant to Section 3.1(a) for which an election shall not have been properly made by the Election Deadline shall be deemed to be a Mixed Election Share and shall only be entitled to the right to receive the Mixed Consideration in accordance with Section 3.1(a). In no event shall any Mixed Election Shares be subject to proration pursuant to Section 3.1(e)(iii)(2) or Section 3.1(e)(iii)(4).

(f) Adjustment to Merger Consideration. The Merger Consideration, Maximum Cash Shares in Merger, Merger Cash Proration Factor and Merger Stock Proration Factor shall be adjusted appropriately, without duplication, to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock, Company Preferred Stock or Parent Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Company Shares, Company Preferred Shares or shares of Parent Common Stock outstanding after the date hereof and prior to the Effective Time. Nothing in this Section 3.1(f) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement. For the avoidance of doubt, for Tax purposes, no adjustment shall be made to the Merger Consideration, Maximum Cash Shares in Merger, Merger Cash Proration Factor or Merger Stock Proration Factor to reflect the effect of any cash distribution permitted to be made by the Company under this Agreement prior to the Effective Time, including any cash dividend paid pursuant to Section 6.4(a).

3.2 Payment for Securities; Surrender of Certificates.

(a) Exchange Fund. Prior to the Effective Time, Parent or Purchaser shall designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the Merger (the “Exchange Agent”). The Exchange Agent shall also act as the agent for the holders of Company Shares and Company Preferred Shares for the purpose of receiving and holding their Certificates and Book-Entry Shares and shall obtain no rights or interests in the shares represented thereby. At or immediately after the Effective Time, Parent or Purchaser shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Parent Common Stock and Parent Series H Preferred Stock issuable pursuant to Section 3.1(a) and Section 3.1(d), respectively, in book-entry form equal to the aggregate Parent Common Stock portion of the Common Merger Consideration (excluding any Fractional Share Consideration) and the aggregate Preferred Merger Consideration, respectively, and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate cash portion of the Merger Consideration, Fractional Share Consideration and any dividends under Section 3.2(f) (such evidence of book-entry shares of Parent

Common Stock and Parent Series H Preferred Stock and cash amounts, together with any dividends or other distributions with respect thereto, the “Exchange Fund”), in each case, for the sole benefit of the holders of Company Shares and Company Preferred Shares. In the event the Exchange Fund shall be insufficient (other than as a result of payment of the Merger Consideration in accordance with this Agreement) to pay the aggregate cash portion of the Merger Consideration, Fractional Share Consideration and any dividends under Section 3.2(f), Parent shall, or shall cause the Surviving Corporation to, promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount which is equal to the shortfall that is required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration, including payment of the Fractional Share Consideration, and any amounts payable in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.2(f) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article III. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation on the earlier of (A) one (1) year after the Effective Time or (B) the full payment of the Exchange Fund.

(b) Procedures for Surrender. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail (and make available for collection by hand) to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Company Shares or Company Preferred Shares (as applicable the “Certificates”), or non-certificated Company Shares or Company Preferred Shares represented by book-entry (as applicable, “Book-Entry Shares”) and whose Certificates and Book-Entry Shares, as applicable, were converted pursuant to Section 3.1 into the right to receive the applicable Merger Consideration (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof and, if required by Parent, an indemnity bond) to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify (it being understood that the forms of Letter of Transmittal to be mailed to the holders of Company Common Stock and Company Preferred Stock may vary in certain respects due to differences in the respective securities) and (ii) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Shares in exchange for payment of the applicable Merger Consideration into which such Company Shares or Company Preferred Shares, as applicable, have been converted pursuant to Section 3.1, including any amount payable in respect of Fractional Share Consideration in accordance with Section 3.6, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.2(f). Upon surrender of a Certificate (or an affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent or the Surviving Corporation, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or

Book-Entry Share shall be entitled to receive in exchange therefor the applicable Merger Consideration pursuant to the provisions of this Article III, any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 3.6, and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.2(f) for each Company Share formerly represented by such Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within five (5) business days following the later to occur of (x) the Election Deadline and the determination of proration pursuant to Section 3.1(e) or (y) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Share so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Notwithstanding anything herein to the contrary, at Parent’s election, Parent may instruct the Exchange Agent to automatically convert Book-Entry Shares into the applicable Merger Consideration without any required action on the part of the holders of such Book-Entry Shares. If payment of the applicable Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the applicable Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 3.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article III, including any amount payable in respect of Fractional Share Consideration in accordance with Section 3.6, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.2(f), in each case without interest thereon.

(c) Transfer Books; No Further Ownership Rights in Company Shares or Company Preferred Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares or Company Preferred Shares on the records of the Company. From and after the Effective Time, the holders of Certificates or Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares or Company Preferred Shares, as applicable, except as otherwise provided for herein. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; No Liability. At any time following the first (1st) anniversary of the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement to holders of Certificates or Book-Entry Shares is pending subject only to the Exchange Agent’s routine administrative procedures, and thereafter such holders shall be entitled to look only to the Surviving Corporation and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, including any amount payable in respect of Fractional Share Consideration in accordance with Section 3.6, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.2(f), payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 3.2(b), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and, if required by Parent, an indemnity bond, the applicable Merger Consideration payable in respect thereof pursuant to Section 3.1 hereof, including any amount payable in respect of Fractional Share Consideration in accordance with Section 3.6, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.2(f).

(f) Dividends or Other Distributions with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Parent Common Stock issuable hereunder (for the avoidance of doubt, only with respect to the Common Merger Consideration), and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

3.3 Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other Transactions.

3.4 Treatment of Company RSUs.

(a) Each Company RSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and converted into the right to receive the Mixed Consideration in respect of each share of Company Common Stock underlying such Company RSU immediately prior to the Effective Time (the “RSU Consideration”), which amount shall be paid in accordance with Section 3.4(c). Any holder of Company RSUs who becomes entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by Company RSUs held by such individual) shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Common Stock, multiplied by the Parent Trading Price, less any applicable Tax withholding, payable in accordance with Section 3.4(c).

(b) Prior to the Effective Time, the Company Board of Directors (or the appropriate committee(s) thereof) shall pass resolutions as are necessary for the treatment of the Company RSUs as contemplated by this Section 3.4.

(c) The Parties will coordinate to cause any cash payments required pursuant to this Section 3.4 to be made no later than twenty-one (21) days after the Effective Time.

3.5 Withholding. Parent, Purchaser, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, any amounts as are required to be withheld or deducted with respect to such payment under the Code, or any other applicable Tax Law. To the extent that amounts are so deducted or withheld and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

3.6 Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Company Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Trading Price.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed (a) in the Company SEC Documents filed with or furnished to the SEC since December 31, 2016 (including exhibits and other information incorporated by reference therein) and publicly available prior to the date hereof (but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or (b) in the applicable section of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article IV for which it is reasonably apparent on its face that such information is relevant to such other section), the Company represents and warrants to Parent as set forth below:

4.1 Qualification, Organization, Subsidiaries, etc.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. The Company is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company Subsidiaries is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has filed with the SEC, prior to the date of this Agreement, a complete and accurate copy of the Company Governing Documents as amended to the date hereof. The Company Governing Documents are in full force and effect and the Company is not in violation of either of the Company Governing Documents. The Company has made available to Parent complete and accurate copies of the charter and bylaws, or equivalent organizational or governing documents, of each of the Company’s “significant subsidiaries” (as defined in Regulation S-X promulgated under the Securities Act), each as currently in effect.

(b) Section 4.1(b) of the Company Disclosure Letter sets forth an accurate and complete list of each Company Subsidiary and each Person in which the Company or any Company Subsidiary owns an equity or other economic interest, including a list of each Company Subsidiary that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”), or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”), together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary, (ii) the type and percentage of interest held, directly or indirectly, by the Company in each Company Subsidiary or in each such Person, (iii) the names and the type of and percentage of interest held by any Person other than the Company or a Company Subsidiary in each Company Subsidiary, and (iv) the classification for United States federal income tax purposes of each Company Subsidiary. All the issued and outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by the Company free and clear of all Liens, other than Permitted Liens.

4.2 Capitalization.

(a) The authorized capital stock of the Company consists of 300,000,000 Company Shares and 50,000,000 shares of preferred stock, par value $0.01 per share, of the Company (the “Company Base Preferred Stock”). As of April 30, 2018 (the “Company Capitalization Date”), (i)(A) 45,797,687 Company Shares were issued and outstanding, (B) 2,200,000 shares of the Company Base Preferred Stock were issued and outstanding, consisting of 2,200,000 shares of Company Preferred Stock, and (C) no Company Shares were held, directly or indirectly, by the Company Subsidiaries, and (ii) (A) 26,011 Company Shares were underlying Company RSUs (excluding those held in the nominee account), and (B) 829,383 Company Shares were reserved for issuance pursuant to the Company Equity Plan. All the outstanding Company Shares and Company Preferred Shares are, and all Company Shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights.

(b) Section 4.2(b) of the Company Disclosure Letter sets forth a true and complete list, as of the Company Capitalization Date, of (i) the name of each holder of Company RSUs, (ii) the number of unvested shares of Company Common Stock subject to Company RSUs held by such holder, (iii) the number of deferred shares of Company Common Stock subject to Company RSUs held by such holder (excluding any such shares included in the number of issued and outstanding Company Shares set forth in Section 4.1(a) above), (iv) the number of shares of Company Common Stock accrued as dividends with respect to the Company RSUs held by such holder, (v) the Company Equity Plan under which the Company RSUs held by such holder were granted, and (vi) the vesting schedule with respect to the Company RSUs held by such holder, including any right of acceleration of such vesting schedule.

(c) Except as set forth in Section 4.2(a) and Section 4.2(b) above, as of the date hereof: (i) the Company does not have any shares of capital stock or other equity interests issued or outstanding other than the Company Shares that have become outstanding after the Company Capitalization Date, but were reserved for issuance as set forth in Section 4.2(a) above, and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other rights, agreements or commitments for the issuance of, or that correspond to, capital stock to which the Company or any of the Company Subsidiaries is a party obligating the Company or any of the Company Subsidiaries to (A) issue, transfer or sell, or make any payment with respect to, any shares in the capital or other equity interests of the Company or any Company Subsidiary or securities convertible into or exchangeable for, or that correspond to, such shares or equity interests (in each case other than to the Company or a wholly owned Company Subsidiary); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (C) redeem or otherwise acquire any such shares in its capital or other equity interests; or (D) provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary that is not wholly owned or in any other Person. Except as set forth in Section 4.2(a) and Section 4.2(b) above, there are no outstanding obligations of the Company or any Company Subsidiary (1) restricting the transfer of, (2) affecting the voting rights of, (3) requiring the repurchase, redemption or disposition of, or containing any right of first refusal or right of first offer with respect to, (4) requiring the registration for sale of, or (5) granting any preemptive or anti-dilutive rights with respect to, any shares of capital stock or other equity interests of the Company or any Company Subsidiary.

(d) Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Company Stockholders on any matter.

(e) There are no voting trusts or other agreements or commitments to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock or other equity interests of the Company or any Company Subsidiary.

(f) Assuming that Parent and Purchaser comply with the provisions of Section 1.1(g)(i)(5) and the terms of the Parent Series H Preferred Stock to be issued to the holders of the Company Preferred Stock pursuant to Section 3.1(d) are as set forth in the articles supplementary in the form set forth in Annex C, no holder of Company Common Stock or Company Preferred Stock has the right to demand as a result of the Merger or otherwise the fair value of their shares in accordance with the MGCL.

4.3 Corporate Authority.

(a) The Company has the corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, including the Offer and the Merger. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Company Board of Directors and no other corporate proceedings on the part of the Company are necessary to authorize the consummation of, and to consummate, the Transactions, except, with respect to the Merger, for the filing of the Articles of Merger with and acceptance for record of the Articles of Merger by the Maryland Department. On or prior to the date hereof, at a meeting duly called and held, the Company Board of Directors, acting upon the unanimous recommendation of the Company Special Committee, has (i) determined that the terms of the Offer, the Merger and the other Transactions are in the best interests of, the Company and its stockholders, (ii) declared the Offer, the Merger and the other Transactions advisable, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer, the Merger and the other Transactions upon the terms and subject to the conditions contained herein, and (iv) resolved to recommend that the holders of shares of Company Common Stock accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer. As of the date hereof, none of the foregoing actions by the Company Board of Directors have been rescinded or modified in any way.

(b) Assuming the Minimum Condition is satisfied and the terms of the Parent Series H Preferred Stock to be issued to the holders of the Company Preferred Stock pursuant to Section 3.1(d) are as set forth in the articles supplementary in the form set forth in Annex C, no vote of the holders of Company Shares, Company Preferred Shares or other capital stock of the Company is necessary to adopt this Agreement and consummate the Merger or other Transactions under applicable Law and the Company Governing Documents.

(c) This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Purchaser, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Limitations”).

4.4 Governmental Consents; No Violation.

(a) Other than in connection with or in compliance with (i) the provisions of the MGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the Investment Advisers Act, (v) any applicable requirements of NASDAQ or FINRA, (vi) state and local transfer Taxes or state securities or “blue sky” Laws, and (vii) Required Consents and any other filings, notifications, consents or approvals required by any applicable Governmental Entity or Program Lenders as set forth in Schedule 4.4 of the Company Disclosure Letter, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity or Program Lender is necessary or required, under applicable Law, for the consummation by the Company of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The execution and delivery by the Company of this Agreement do not, and, except as described in Section 4.4(a) of the Company Disclosure Letter, the consummation of the Transactions and compliance with the provisions hereof will not (i) conflict with or result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under, or right of amendment to a third party or vesting of any Contract binding upon the Company or any of the Company Subsidiaries or result in the creation of any Lien upon any of the properties, rights or assets of the Company or any Company Subsidiaries, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of the Company Governing Documents or the organizational documents of any Company Subsidiary, or (iii) conflict with or violate any Laws applicable to the Company or any of the Company Subsidiaries or any of their respective properties, rights or assets, other than in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.5 SEC Reports and Financial Statements.

(a) From December 31, 2015, the Company has timely (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC under the Securities Act or the Exchange Act (such forms, documents and reports, the “Company SEC Documents”). As of their respective filing dates, or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment made prior to the date hereof, the Company SEC Documents complied as to form in all material respects with the requirements of the Sarbanes-Oxley Act, the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of NASDAQ, and none of the Company SEC Documents contained (or, with respect to Company SEC Documents filed after the date hereof, will not contain) any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements contained or incorporated by reference in the Company SEC Documents (as amended, supplemented or restated, if applicable), including the related notes and schedules, was prepared (except as indicated in the notes thereto including, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q or Form 8-K under the Exchange Act and absence of all notes thereto) in accordance with United States Generally Accepted Accounting Principles (“GAAP”) applied on a consistent basis throughout the periods indicated, and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of the Company and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to absence of notes and normal year-end adjustments).

(c) Other than the off-balance sheet financings disclosed in the Company SEC Documents filed or furnished prior to the date hereof or disclosed in Section 6.1 of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among the Company or any Company Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC) where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.

(d) To the knowledge of the Company, none of the Company SEC Documents is as of the date hereof the subject of ongoing SEC review and the Company has not received any comments from the SEC with respect to any of the Company SEC Documents which remain unresolved, nor has it received any inquiry or information request from the SEC as of the date hereof as to any matters affecting the Company which has not been adequately addressed. None of the Company SEC Documents as of the date hereof is the subject of any confidential treatment request by the Company.

4.6 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Since December 31, 2015, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (which disclosure (if any) has been made available to Parent prior to the date hereof) (a) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (b) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since December 31, 2015, neither the Company nor any Company Subsidiary has received any material, unresolved, written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or the Company Subsidiaries or their respective internal accounting controls. Since the enactment of the Sarbanes-Oxley Act, none of the Company or any Company Subsidiary has made any prohibited loans to any director or executive officer of the Company (as defined in Rule 3b-7 promulgated under the Exchange Act).

4.7 No Undisclosed Liabilities. Neither the Company nor any Company Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, except (a) as and to the extent disclosed or reserved against in the Company’s consolidated balance sheet (or the notes thereto) as of December 31, 2017 included in the Company SEC Documents filed or furnished prior to the date hereof, (b) for off-balance sheet financing as and to the extent specifically disclosed in the Company SEC Documents filed or furnished prior to the date hereof, or liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2017 (other than any liability for any breaches of Contracts), (c) as incurred in connection with the preparation, negotiation and consummation of the Transactions contemplated under this Agreement, and (d) for liabilities which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

4.8 Absence of Certain Changes or Events.

(a) From December 31, 2017 through the date of this Agreement, there has not occurred any event, development, occurrence, or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) From December 31, 2017 through the date of this Agreement, except as for events giving rise to and the discussion and negotiation of this Agreement and consideration and negotiation of Acquisition Proposals prior to April 15, 2018, the business of the Company and the Company Subsidiaries has been conducted in all material respects in the ordinary course of business.

(c) From December 31, 2017 through the date of this Agreement, neither the Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of, or require consent of Parent under, Sections 6.1(a), (b), (g), (l), (r) or (x) or, as it relates to any of the foregoing, (bb).

4.9 Compliance with Laws; Permits.

(a) The Company and each Company Subsidiary are and have been since December 31, 2015 in compliance with and are not in default under or in violation of any Laws (including Environmental Laws) applicable to the Company, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Notwithstanding anything to the contrary in this Section 4.9(a), the provisions of this Section 4.9(a) shall not apply to matters addressed in Section 4.9(c), Section 4.10, Section 4.11 and Section 4.12.

(b) The Company and the Company Subsidiaries are and since December 31, 2015 have been in possession of all grants, authorizations, licenses, permits, exceptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity and/or Program Lender or pursuant to any applicable Law necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Company Permit and none of the Company or any Company Subsidiary has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Company Permit.

(c) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, since December 31, 2015, neither the Company nor the Company Subsidiaries, in connection with the business of the Company or any Company Subsidiary, or, to the knowledge of the Company, any other third party, in each case, acting on behalf of the Company or any Company Subsidiary, have taken any action in violation of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or any other applicable domestic or foreign anti-bribery or anti-corruption laws (collectively, “Bribery Legislation”).

(d) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, since December 31, 2015, neither the Company nor the Company Subsidiaries have been subject to any actual, pending, or, to the Company’s knowledge, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Company or any Company Subsidiary in any way relating to applicable Bribery Legislation, including the FCPA.

(e) The Company and the Company Subsidiaries have taken all necessary action, including filing all necessary claims, and have met all the necessary requirements to qualify for the relief set forth in the no-action letter (No. 12-44) issued by the Commodity Futures Trading Commission Division of Swap Dealer and Intermediary Oversight on December 7, 2012 (the “No-Action Letter”). Prior to the date hereof, the Company has provided Parent with accurate and complete copies of all claims submitted by the Company or any of the Company Subsidiaries pursuant to the No-Action Letter and any other written communications with respect thereto.

(f) The Operators currently have all Permits which are required for the operation of their respective businesses as presently conducted and as presently intended to be conducted (the “Operator Permits”), other than those the failure of which to possess has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no Operator is in default or violation, and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Operator Permit, and there are no facts or circumstances which could form the basis for any such default or violation, in each case except as had not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, there are no legal proceedings pending or threatened, relating to the suspension, revocation or modification of any material Operator Permit. To the Knowledge of the Company, none of the Operator Permits will be impaired or in any material way affected by the consummation of the transactions contemplated by this Agreement.

4.10 Employee Benefit Plans.

(a) Section 4.10(a) of the Company Disclosure Letter sets forth each material Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plans” means each employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, collective bargaining, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, policy, program, agreement or arrangement, in each case, for the benefit of current employees, directors or consultants (or any dependent or beneficiary thereof) of the Company or any Company Subsidiary or any of their ERISA Affiliates or with respect to which the Company or any Company Subsidiary has any obligation or liability including any plan, program, policy, or practice that is sponsored by a professional employer organization or co-employer organization (each, a “PEO”) under which an employee of the Company or any of its subsidiaries may be eligible to receive benefits in connection with the Company’s engagement of a PEO (each, a “PEO Company Benefit Plan”); provided, however, that the Company Benefit Plans shall not include any plans that both (x) do not cover current or former employees of the Company or any of its Subsidiaries and (y) are sponsored or maintained by MTGE Management, LLC or any of its ERISA Affiliates; provided further, however, that the Parties agree that neither the Company nor any of its Subsidiaries shall be deemed an ERISA Affiliate of MTGE Management, LLC for purposes of this Section 4.10(a). Each Company Employee Plan that is not a PEO Company Employee Plan is referred to in this Agreement as a “Sponsored Company Benefit Plan.” With respect to each material Company Benefit Plan (and, in the case of any PEO Company Benefit Plan, to the extent provided to the Company by the PEO and in the possession of the Company), the Company has made available to Parent correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) all plan documents, summary plan descriptions, summaries of material modifications, and amendments related to such plans and any related trust agreement; (ii) the most recent Form 5500 Annual Report; (iii) the most recent audited financial statement and actuarial valuation; (iv) all material filings and correspondence with any Governmental Entity; and (v) all material related agreements, insurance contracts and other agreements which implement each such Company Benefit Plan.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Sponsored Company Benefit Plans, and to the knowledge of the Company each PEO Company Benefit Plan, has been operated and administered in compliance with applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder. No liability under Title IV of ERISA that would reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole has been incurred by the Company, the Company Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and to the knowledge of the Company no condition exists that is likely to cause the Company, the Company Subsidiaries or any of their ERISA Affiliates to incur a liability that would reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole thereunder. Except as would not result in a material liability to the Company, all contributions or other amounts payable by the Company or the Company Subsidiaries pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries has engaged in a transaction in connection with which the Company or any of the Company Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code. There are no pending, or to the knowledge of the Company, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto that would reasonably be expected to result in a material liability.

(c) No Company Benefit Plan (i) is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) is a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA), or (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(d) No Company Benefit Plan provides retiree medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or the Company Subsidiaries following their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or comparable U.S. state Law.

(e) (i) Each of the Sponsored Company Benefit Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter as to its qualification, and (ii) to the knowledge of the Company there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan. Each such favorable determination letter has been provided or made available to Parent.

(f) Except as provided under Section 3.4, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) entitle to compensation or any benefit or result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of Indebtedness or otherwise) becoming due to any current or former director or any employee of the Company or any Company Subsidiary under any Company Benefit Plan, (ii) increase any compensation, equity award or any other benefits otherwise payable under any Company Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such compensation, equity award or other benefits or trigger any other material obligation under any Company Benefit Plan, or (iv) result in any breach or violation of, or default under or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan.

(g) Each Sponsored Company Benefit Plan has been maintained and operated in documentary and operational compliance in all materials respects with Section 409A of the Code or an available exemption therefrom.

(h) Neither the Company nor any Company Subsidiary is a party to nor does it have any obligation under any Company Benefit Plan to compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(i) This Section 4.10 constitutes the exclusive representations and warranties of the Company with respect to the subject matter set forth in this Section 4.10.

4.11 Tax Matters.

(a) The Company and each Company Subsidiary have (i) duly and timely filed (or there have been filed on their behalf) with the appropriate Governmental Entity all U.S. federal income and all other material Tax Returns required to be filed by them, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns are true, correct and complete in all material respects, and (ii) duly and timely paid in full (or there has been duly and timely paid in full on their behalf), or made adequate provision for, all material amounts of Taxes required to be paid by them. True and materially complete copies of all U.S. federal income Tax Returns that have been filed with the IRS by the Company and each Company Subsidiary with respect to the taxable years ending on or after December 31, 2011 have been provided or made available to representatives of Parent.

(b) The Company (i) for its taxable years commencing with the Company’s taxable year that ended on December 31, 2011 and through and including its taxable year ended December 31, 2017 has been subject to taxation as a real estate investment trust within the meaning of and under the provisions of Sections 856 through 860 of the Code (a “REIT”) and has satisfied all requirements to qualify as a REIT in such years; (ii) has operated since January 1, 2018 until the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year that will end with the Merger; and (iv) has not to its knowledge taken or omitted to take any action that could reasonably be expected to result in a successful challenge by the IRS or any other Governmental Entity to its qualification as a REIT, and to the knowledge of the Company, no such challenge is pending or threatened.

(c) Each Company Subsidiary has been since the later of its acquisition or formation treated for U.S. federal income (and applicable state) Tax purposes as (i) a partnership (or a disregarded entity) and not as a corporation or an association, a publicly traded partnership taxable as a corporation, or a taxable mortgage pool, (ii) a Qualified REIT Subsidiary of the Company, or (iii) a Taxable REIT Subsidiary of the Company.

(d) Neither the Company nor any Company Subsidiary holds, directly or indirectly, any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code.

(e) (i) There are no disputes, audits, examination, investigations or proceedings pending (or threatened in writing), or written claims asserted, for and/or in respect of any material Taxes or material Tax Returns of the Company or any Company Subsidiary and neither the Company nor any Company Subsidiary is a party to any litigation or administrative proceeding relating to Taxes; (ii) no deficiency for Taxes of the Company or any Company Subsidiary has been claimed, proposed or assessed in writing or, to the knowledge of the Company, threatened, by any Governmental Entity, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (iii) neither the Company nor any Company Subsidiary has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any Tax that has not since expired; (iv) neither the Company nor any Company Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled other than automatic extensions of time obtained in the ordinary course of business; (v) neither the Company nor any Company Subsidiary has received a written claim by any Governmental Entity in any jurisdiction where any of them does not file Tax Returns or pay any Taxes that it is or may be subject to taxation by that jurisdiction, and (vi) neither the Company nor any Company Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(f) Neither the Company nor any Company Subsidiary has incurred any liability for excise Taxes under Sections 857(b), 860(c) or 4981 of the Code which have not been previously paid. Neither the Company nor any Company Subsidiary (other than a Taxable REIT Subsidiary or a Subsidiary of a Taxable REIT Subsidiary) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither the Company nor any Company Subsidiary has engaged in any transaction that would give rise to “redetermined rents,” “redetermined deductions,” “excess interest” or “redetermined TRS service income” described in Section 857(b)(7) of the Code. To the knowledge of the Company, no event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the previous sentences will be imposed upon the Company or any Company Subsidiary.

(g) The Company and each Company Subsidiary have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471-1474, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Entities any and all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h) There are no material Tax Liens upon any property or assets of the Company or any Company Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(i) Neither the Company nor any Company Subsidiary has requested, has received or is subject to any written ruling of a Governmental Entity or has entered into any written agreement with a Governmental Entity with respect to any Taxes that is still in effect.

(j) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving the Company or any Company Subsidiary, and after the Closing Date neither the Company nor any Company Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date, in each case, other than any agreements entered into in the ordinary course of business, the principal purpose of which is unrelated to Taxes.

(k) Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a Company Subsidiary taxable as a Taxable REIT Subsidiary) or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or otherwise.

(l) Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(m) Neither the Company nor any Company Subsidiary (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(n) The Company is not aware of any fact or circumstance that would reasonably be expected to prevent the Offer and Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(o) Neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(p) No Company Subsidiary that is a Taxable REIT Subsidiary directly or indirectly (i) operates or manages a lodging facility or a healthcare facility or (ii) provides to any other Person (under a franchise, license or otherwise) rights to any brand name under which any lodging or healthcare facility is operated, in each case, within the meaning of Section 856(l)(3) of the Code.

(q) This Section 4.11 constitutes the exclusive representations and warranties of the Company with respect to Tax matters.

4.12 Labor Matters.

(a) Neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement or other Contract with a labor union or labor organization. Neither the Company nor any Company Subsidiary is (or has during the past two years been) subject to a material labor dispute, strike or work stoppage. There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or, to the knowledge of the Company, threatened involving employees of the Company or any Company Subsidiary.

(b) Except as has not had and not would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary are and have been since December 31, 2015 in compliance with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, exempt and non-exempt status, compensation and benefits, wages and hours and the Worker Adjustment and Retraining Notification Act of 1988, as amended, within the six (6) months prior to the date of this Agreement that remains unsatisfied.

(c) This Section 4.12 constitutes the exclusive representations and warranties of the Company with respect to the matters set forth in this Section 4.12.

4.13 Investigation; Litigation. (a) To the knowledge of the Company, there is no investigation or review pending or threatened by any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties, rights or assets, and (b) there are no claims, actions, suits or proceedings pending (or, to the knowledge of the Company, threatened) against the Company or any Company Subsidiary or any of their respective properties, rights or assets before any Governmental Entity, which, in the case of clause (a) or (b), would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is subject to any outstanding order, judgment or decree that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.14 Intellectual Property. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company or the Company Subsidiaries own or are licensed or otherwise possess valid rights to use all Intellectual Property used in the conduct the business of the Company and the Company Subsidiaries as it is currently conducted, (ii) to the knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Person, (iii) there are no pending or, to the knowledge of the Company, threatened claims with respect to any of the Intellectual Property rights owned by the Company or any Company Subsidiary, and (iv) to the knowledge of the Company, no Person is currently infringing or misappropriating Intellectual Property owned by the Company or any Company Subsidiary. The Company and the Company Subsidiaries are taking all actions that are reasonably necessary to maintain and protect each material item of Intellectual Property that they own.

4.15 Real Property.

(a) Section 4.15(a) of the Company Disclosure Letter sets forth a complete list as of the date hereof of: (i) all real property and interests in real property owned in fee by the Company and the Company Subsidiaries (individually, a “Healthcare Owned Property” and collectively, the “Healthcare Owned Properties”); (ii) all real property and interests in real property leased by the Company and the Company Subsidiaries as lessee (individually, a “Real Property Lease” and collectively, the “Real Property Leases” and, together with the Healthcare Owned Properties, being referred to herein individually as a “Company Property” and collectively as the “Company Properties”); and (iii) the Operator Leases, including the name of the third party lessor under such Real Property Lease or lessee under such Operator Lease and the date of such Real Property Lease or Operator Lease and all amendments thereto. The Company and the Company Subsidiaries have good and marketable fee title to all Healthcare Owned Property, free and clear of all Liens, except for Permitted Liens. The Company Properties constitute all real property currently owned or leased by the Company and the Company Subsidiaries. To the knowledge of the Company, the Company Properties and buildings, fixtures and improvements thereon (i) are in good operating condition (ordinary wear and tear excepted), in all respects, and all mechanical and other systems located thereon are in good operating condition in all respects; and (ii) are suitable, sufficient and appropriate in all respects for their current uses, except, in each case as have not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to Parent (or its Representatives) true, correct and complete copies of: (i) the Existing Title Policies and Existing Surveys for the Healthcare Owned Properties, in each case in the possession of the Company, the Company Subsidiaries or the Company’s Representatives; (ii) the Real Property Leases and Operator Leases, together with all amendments, modifications, supplements and guarantees, if any, relating thereto and (iii) all material environmental reports relating to conditions at the Healthcare Owned Properties, including material reports relating to compliance with Environmental Laws, which are in the possession or control of the Company, the Company Subsidiaries or the Company’s Representatives. Except for Permitted Liens, the Company Properties are not subject to any leases, rights of first refusal, options to purchase or rights of occupancy entered into or granted by the Company and the Company Subsidiaries, and neither the Company nor any Company Subsidiary has granted any party other than the applicable Operator (and any sublease or license entered into by any Operator) any right to use or occupy the Company Properties or any portion thereof except for permitted subtenants or assignees.

(b) The Company or a Company Subsidiary, as applicable, has a valid, binding and enforceable leasehold interest under each of the Real Property Leases under which it is a lessee, free and clear of all Liens other than Permitted Liens. Each of the Real Property Leases is in full force and effect except as would not be reasonably expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is in default in any material respect under any Real Property Lease or Operator Lease, and no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default. Neither the Company nor any Company Subsidiary has received any written or, to the knowledge of the Company, oral notice of any material default which remains in existence or any event that with notice or lapse of time, or both, would constitute a material default by the Company or any Company Subsidiary under any of the Real Property Leases or any of the Operator Leases and, to the knowledge of the Company, no other party is in material default thereof. No party to any Real Property Lease or Operator Lease has exercised any termination rights with respect thereto.

(c) There does not exist any actual, ongoing, or, to the knowledge of the Company, threatened or contemplated condemnation or eminent domain proceedings that affect any material Company Property, and neither the Company nor any Company Subsidiary has received any written notice of the intention of any Governmental Entity or other Person to take or use all or any material part thereof.

(d) Neither the Company nor any Company Subsidiary has received any written notice from any insurance company since January 1, 2017 that has issued a policy with respect to any Company Property requiring performance of any structural or other repairs or alterations to such Company Property which the failure to perform such repairs or alterations would void the applicable insurance policy and which repairs or alterations have not been made.

(e) Neither the Company nor any Company Subsidiary owns, holds, is obligated under or is a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any real estate or any portion thereof or interest therein.

4.16 Material Contracts.

(a) Except for this Agreement or exhibits to the Company SEC Documents filed prior to the date hereof, Section 4.16 of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 4.16(a) under which the Company or any Company Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which the Company or any Company Subsidiary or any of their respective properties or assets is subject, in each case as of the date of this Agreement (all Contracts described in this Section 4.16(a) being referred to herein as a “Material Contract”):

(i) each Contract that contains any non-compete or exclusivity provisions or that otherwise limits in any respect the freedom of the Company, any of the Company Subsidiaries or any of their respective affiliates (including Parent and its affiliates after the Effective Time) to compete or engage in any line of business or geographic region or with any Person or to negotiate or, except for provisions requiring notice or consent to assignment by the counterparty thereto, consummate any of the Transactions;

(ii) any partnership, joint venture, limited liability company agreement (other than any such agreement solely between or among the Company and its wholly owned Subsidiaries), strategic alliance Contract;

(iii) other than (A) Contracts providing for the acquisition, purchase, sale, funding, pledging or divestiture of mortgage backed securities and credit risk transfer securities entered into by the Company or the Company Subsidiaries in the ordinary course of business consistent with past practice, and (B) repurchase Contracts entered pursuant to the Company’s existing master repurchase agreements (as in effect as of the date hereof) to finance the purchase price of assets or refinance the Company’s repurchase obligations pursuant to such master repurchase agreements, in each case in the ordinary course of the Company’s business consistent with past practice, each merger, business combination, acquisition, purchase, sale or divestiture Contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $750,000;

(iv) any settlement agreement or similar Contract with a Governmental Entity or Program Lender imposing operational restrictions or conduct requirements on the Company or any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Effective Time);

(v) each Contract not otherwise described in any other subsection of this Section 4.16(a) pursuant to which the Company or any Company Subsidiary is obligated to pay, or entitled to receive, payments in excess of $5,000,000 in the twelve (12) month period following the date hereof, excluding (A) Contracts providing for the acquisition, purchase, sale or divestiture of mortgage backed securities entered into by the Company or the Company Subsidiaries in the ordinary course of business consistent with past practice, (B) repurchase Contracts entered pursuant to the Company’s existing master repurchase agreements (as in effect as of the date hereof) to finance the purchase price of assets in the ordinary course of the Company’s business consistent with past practice or refinance the Company’s repurchase obligations pursuant to such master repurchase agreements in the ordinary course of the Company’s business and consistent with past practice, and (C) Contracts entered into for bona fide hedging purposes in the ordinary course of the Company’s business consistent with past practice;

(vi) any Contract that obligates the Company or any Company Subsidiary to make any capital investment or capital expenditure outside the ordinary course of business and in excess of $500,000;

(vii) each Contract that grants any right of first refusal or right of first offer or that limits the ability of the Company, any Company Subsidiary or any of their respective affiliates to own, operate, sell, transfer, pledge or otherwise dispose of any businesses, securities or assets (other than provisions requiring notice of or consent to assignment by any counterparty thereto);

(viii) each Contract relating to outstanding Indebtedness (or commitments or guarantees in respect thereof) of the Company or the Company Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $5,000,000, other than obligations in respect of repurchase agreements, “dollar roll” transactions and similar financing arrangements, in each case entered into in the ordinary course of the Company’s business and consistent with past practice;

(ix) each Contract that involves or constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a forward, swap or other hedging transaction of any type, other than Contracts entered into for bona fide hedging purposes in the ordinary course of the Company’s business consistent with past practice;

(x) each repurchase agreement that the Company or the Company Subsidiaries have used in their business (or had any amounts outstanding under) or entered into since January 1, 2018;

(xi) other than advances for reimbursable employee expenses or mortgage backed securities made, purchased or sold, or subservicing advances (including without limitation in respect of legal fees), in each case, in the ordinary course of the Company’s business consistent with past practice, each Contract that constitutes a loan to any Person (other than a wholly owned Company Subsidiary) by the Company or any Company Subsidiary in an amount in excess of $50,000;

(xii) each management or similar Contract between or among the Company or any Company Subsidiary, on the one hand, and a third party manager or operator of the Company Healthcare Owned Property, on the other hand (other than any Operator Leases);

(xiii) each Contract between or among the Company or any Company Subsidiary, on the one hand, and the Company Manager, or any officer, director or affiliate (other than a wholly owned Company Subsidiary) of the Company or any Company Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) or of the Company Manager, on the other hand;

(xiv) any Contract that provides for the acquisition or disposition, directly or indirectly (including by merger, purchase of equity, business combination or otherwise) of any real or personal property for aggregate consideration under such Contract in excess of $750,000 that is pending or pursuant to which the Company or its Subsidiaries have continuing “earn-out” or similar contingent obligations relating to purchase price adjustments;

(xv) any Real Property Lease or Operator Lease that provided for payments to or by the Company or any of the Company Subsidiaries in excess of $750,000 in 2017 or provides for future payment to or by the Company or any of the Company Subsidiaries in the next 12 months in excess of $750,000; and

(xvi) any Contract not otherwise described in any other subsection of this Section 4.16(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company.

(b) True and complete copies of each Material Contract in effect as of the date hereof has been made available to Parent or publicly filed with the SEC prior to the date hereof. Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Material Contract where such breach or default has not had and would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, as of the date hereof, no other party to any Material Contract is in breach of or default under the terms of any Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Material Contract is a valid, binding and enforceable obligation of the Company or the Company Subsidiary which is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Enforceability Limitations.

4.17 Mortgage Backed Securities. As of April 30, 2018, the Company or a Company Subsidiary is the sole owner of each of the mortgage backed securities set forth in Section 4.17 of the Company Disclosure Letter (collectively, the “Company MBS”) and the related certificates and other instruments evidencing ownership of the Company MBS, free and clear of any Liens, except for Permitted Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.18 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, (a) all current, material insurance policies and insurance Contracts of the Company and the Company Subsidiaries are in full force and effect and are valid and enforceable and, to the knowledge of the Company, cover against such risks as are customary in all material respects for companies of similar size in the same lines of business and (b) all premiums due thereunder have been paid. Neither the Company nor any of the Company Subsidiaries has received a notice of cancellation or termination with respect to any material third-party insurance policies or insurance Contracts (other than in connection with normal renewals of any such insurance policies or Contracts).

4.19 Information Supplied. The information supplied or to be supplied by or on behalf of the Company and the Company Subsidiaries to be contained in, or the information relating to the Company and the Company Subsidiaries incorporated by reference in (and any information relating to the Company obtained from the Company SEC Filings), the Offer Documents, the Form S-4 and the Schedule 14D-9 will not, on the date the Offer Documents and the Schedule 14D-9 are first mailed to stockholders or at the time the Form S-4 is declared effective by the SEC or on the date that the Offer is consummated, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Schedule 14D-9 will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 4.19, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Offer Documents, the Form S-4 or the Schedule 14D-9, which information or statements were not supplied by or on behalf of the Company and not obtained from or incorporated by reference to the Company SEC Filings.

4.20 Opinion of Financial Advisor. The Company Special Committee has received an opinion of Barclays Capital Inc. (“Barclays”) to the effect that, as of the date of this Agreement and subject to the various limitations, qualifications and assumptions set forth therein, the Offer Consideration and Common Merger Consideration to be received by the holders of Company Common Stock, other than Parent or Purchaser or any affiliate of Parent or Purchaser, pursuant to this Agreement is fair, from a financial point of view, to such holders of Company Common Stock. A written copy of such opinion will be provided to Parent promptly following receipt by the Company solely for informational purposes.

4.21 State Takeover Statutes. The Company Board of Directors has (a) taken all action necessary to render inapplicable to the Offer and the Merger: (i) the provisions of Subtitle 6 of Title 3 of the MGCL, (ii) Subtitle 7 of Title 3 of the MGCL, and (iii) to the extent applicable to the Company, any other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law; and (b) incorporated the requisite exemptions in the Company Bylaws or by resolution of the Company Board of Directors. The Company Board of Directors has adopted resolutions exempting the Transactions and the acquisition and ownership of capital stock of the Company by Purchaser and Parent as a result of the Offer and/or the Merger from the limitations on ownership of capital stock of the Company contained in the Company Governing Documents.

4.22 Investment Company Act. Neither the Company nor any of the Company Subsidiaries is, or as of immediately prior to the Effective Time will be, required to be registered as an investment company under the Investment Company Act.

4.23 Finders and Brokers. Other than Barclays (whose fees are only payable pursuant to the terms of the engagement letter between the Company and Barclays, a true and complete copy of which has been provided to Parent prior to the date hereof), neither the Company nor any Company Subsidiary has employed any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with this Agreement or upon consummation of the Offer and/or the Merger.

4.24 No Other Representations. Except for the representations and warranties contained in Article V, the Company acknowledges that none of Parent, Purchaser or any Representative of Parent or Purchaser makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Parent or Purchaser or with respect to any other information provided or made available to the Company in connection with the Transactions, including any information, documents, projections, forward-looking statements, forecasts or other material made available to the Company or to the Company’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions or the accuracy or completeness of any of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT AND PURCHASER

Except as disclosed (a) in the Parent SEC Documents filed with or furnished to the SEC since December 31, 2016 (including exhibits and other information incorporated by reference therein) and publicly available prior to the date hereof (but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward looking in nature) or (b) in the applicable section of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article V for which it is reasonably apparent on its face that such information is relevant to such other section), Parent and Purchaser jointly and severally represent and warrant to the Company as set forth below:

5.1 Qualification, Organization, Subsidiaries, etc.

(a) Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Parent is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of the Parent Subsidiaries is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has filed with the SEC, prior to the date of this Agreement, complete and accurate copies of the certificate of incorporation and bylaws of Parent as amended to the date hereof (the “Parent Governing Documents”). The Parent Governing Documents are in full force and effect and Parent is not in violation of the Parent Governing Documents.

(b) All the issued and outstanding shares of capital stock of, or other equity interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by Parent free and clear of all Liens, other than Parent Permitted Liens.

5.2 Capitalization.

(a) The authorized capital stock of Parent consists of 1,909,750,000 shares of Parent Common Stock, 12,000,000 shares of 7.625% Series C Cumulative Redeemable Preferred Stock (“Parent Series C Preferred Stock”), 18,400,000 shares of 7.50% Series D Cumulative Redeemable Preferred Stock (“Parent Series D Preferred Stock”), 11,500,000 shares of 7.625% Series E Cumulative Redeemable Preferred Stock (“Parent Series E Preferred Stock”), 28,800,000 shares of 6.95% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (“Parent Series F Preferred Stock”) and 19,550,000 shares of 6.50% Series G Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (“Parent Series G Preferred Stock”). As of April 30, 2018 (the “Parent Capitalization Date”), (i)(A) 1,159,697,587 shares of Parent Common Stock were issued and outstanding, (B) 7,000,000 shares of Parent Series C Preferred Stock were issued and outstanding, (C) 18,400,000 shares of Parent Series D Preferred Stock were issued and outstanding (D) 0 shares of Parent Series E Preferred Stock were issued and outstanding (E) 28,800,000 shares of Parent Series F Preferred Stock were issued and outstanding, (F) 17,000,000 shares of Parent Series G Preferred Stock were issued and outstanding, and (G) Parent Options covering 794,125 Parent Shares were outstanding, and (ii) 30,569,564 shares of Parent Common Stock were reserved for issuance pursuant to the Parent Equity Plans. All the outstanding shares of Parent Common Stock and Parent Preferred Stock are, and all shares of Parent Common Stock reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of pre-emptive rights.

(b) Except as set forth in Section 5.2(a) above, as of the date hereof: (i) Parent does not have any shares of capital stock or other equity interests issued or outstanding other than shares of Parent Common Stock that have become outstanding after the Parent Capitalization Date, but were reserved for issuance as set forth in Section 5.2(a) above, and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other rights, agreements or commitments for the issuance of shares to which Parent or any of Parent Subsidiaries is a party obligating Parent or any of Parent Subsidiaries to (A) issue, transfer or sell any shares or other equity interests of Parent or any Parent Subsidiary or securities convertible into or exchangeable for such shares or equity interests (in each case other than to Parent or a wholly owned Parent Subsidiary); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (C) redeem or otherwise acquire any such shares or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Parent Subsidiary that is not wholly owned.

(c) Neither Parent nor any Parent Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(d) There are no voting trusts or other agreements or commitments to which Parent or any of the Parent Subsidiaries is a party with respect to the voting of the shares or other equity interests of Parent or any of the Parent Subsidiaries.

5.3 Corporate Authority.

(a) Parent and Purchaser have all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, including the Offer and the Merger. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by all necessary corporate action of Parent and Purchaser and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize the consummation of, and to consummate, the Transactions, except, with respect to the Merger, for the filing of the Articles of Merger with and acceptance for record of the Articles of Merger by the Maryland Department.

(b) This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Purchaser, enforceable against Parent and Purchaser, respectively, in accordance with its terms, subject to the Enforceability Limitations.

5.4 Governmental Consents; No Violation.

(a) Other than in connection with or in compliance with (i) the MGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the Investment Advisers Act, (v) state and local transfer Taxes, (vi) Required Consents and any other filings, notifications, consents or approvals required by any applicable Governmental Entity or Program Lenders as set forth in Schedule 4.4 of the Company Disclosure Letter and (vii) any applicable requirements of the NYSE, NASDAQ, FINRA or state securities or “blue-sky” laws, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity or Program Lender is necessary or required, under applicable Law, for the consummation by Parent and Purchaser of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The execution and delivery by Parent and Purchaser of this Agreement do not, and, except as described in Section 5.4(a), the consummation of the Transactions and compliance with the provisions hereof will not (i) conflict with or result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under any material Contract binding upon Parent or any of the Parent Subsidiaries or result in the creation of any Lien upon any of the properties, rights or assets of Parent or any of the Parent Subsidiaries, other than Parent Permitted Liens, (ii) conflict with or result in any violation of any provision of the Parent Governing Documents or the organizational documents of any Parent Subsidiary, or (iii) conflict with or violate any Laws applicable to Parent or any of the Parent Subsidiaries or any of their respective properties, rights or assets, other than in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.5 SEC Reports and Financial Statements.

(a) From December 31, 2015, Parent has timely (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC under the Securities Act or the Exchange Act prior to the date hereof (such forms, documents and reports the “Parent SEC Documents”). As of their respective filing dates, or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment made prior to the date hereof, the Parent SEC Documents complied as to form in all material respects with the requirements of the Sarbanes-Oxley Act, the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of the NYSE, and none of the Parent SEC Documents contained (or, with respect to Parent SEC Documents filed after the date hereof, will not contain) any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements contained or incorporated by reference in the Parent SEC Documents (as amended, supplemented or restated, if applicable), including the related notes and schedules, was prepared (except as indicated in the notes thereto including, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q or Form 8-K under the Exchange Act and absence of all notes thereto) in accordance with GAAP applied on a consistent basis throughout the periods indicated, and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of Parent and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to absence of notes and normal year-end adjustments).

(c) Other than off-balance sheet financings disclosed in the Parent SEC Documents filed or furnished prior to the date hereof, neither Parent nor any Parent Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among Parent or any Parent Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC) where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s published financial statements or any Parent SEC Documents.

(d) To the knowledge of Parent, none of the Parent SEC Documents is as of the date hereof the subject of ongoing SEC review and Parent has not received any comments from the SEC with respect to any of the Parent SEC Documents which remain unresolved, nor has it received any inquiry or information request from the SEC as of the date hereof as to any matters affecting Parent which has not been adequately addressed. None of the Parent SEC Documents as of the date hereof is the subject of any confidential treatment request by Parent.

5.6 Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since December 31, 2015, Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and the audit committee of the board of directors of Parent (a) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (b) any known fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. Since December 31, 2015, neither Parent nor any Parent Subsidiary has received any material, unresolved, written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or the Parent Subsidiaries or their respective internal accounting controls. Since the enactment of the Sarbanes-Oxley Act, none of Parent or any Parent Subsidiary has made any prohibited loans to any director or executive officer of Parent (as defined in Rule 3b-7 promulgated under the Exchange Act).

5.7 No Undisclosed Liabilities. Neither Parent nor any Parent Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, except (a) as and to the extent disclosed or reserved against in Parent’s consolidated balance sheet (or the notes thereto) as of

December 31, 2017 included in Parent SEC Documents filed or furnished prior to the date hereof, (b) for off-balance sheet financing as and to the extent specifically disclosed in the Parent SEC Documents filed or furnished prior to the date hereof or liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2017, (c) as incurred in connection with the preparation, negotiation and consummation of the Transactions contemplated under this Agreement, and (d) for liabilities which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

5.8 Absence of Changes or Events.

(a) From December 31, 2017 through the date of this Agreement, there has not occurred any event, development, occurrence, or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) From December 31, 2017 through the date of this Agreement, except as for events giving rise to and the discussion and negotiation of this Agreement, the business of Parent and the Parent Subsidiaries has been conducted in all material respects in the ordinary course of business.

(c) From December 31, 2017 through the date of this Agreement, neither Parent nor any Parent Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of, or require consent of the Company under, Section 6.2.

5.9 Compliance with Laws; Permits.

(a) Parent and the Parent Subsidiaries are and have been since December 31, 2015 in compliance with and are not in default under or in violation of any Laws (including Environmental Laws) applicable to Parent, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Notwithstanding anything to the contrary in this Section 5.9(a), the provisions of this Section 5.9(a) shall not apply to matters addressed in Section 5.9(c) and Section 5.14.

(b) Parent and the Parent Subsidiaries are and since December 31, 2015 have been in possession of all grants, authorizations, licenses, permits, exceptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity and/or Program Lender or pursuant to any applicable Law necessary for Parent and the Parent Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Parent Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Parent Permit and none of Parent or any Parent Subsidiary has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Parent Permit.

(c) Except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect, since December 31, 2015, neither Parent nor the Parent Subsidiaries, in connection with the business of Parent or any Parent Subsidiary, or, to the knowledge of Parent, any other third party, in each case, acting on behalf of Parent or any Parent Subsidiary, have taken any action in violation of FCPA or any other applicable Bribery Legislation.

(d) Except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect, since December 31, 2015, neither Parent nor the Parent Subsidiaries have been subject to any actual, pending, or, to Parent’s knowledge, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving Parent or any Parent Subsidiary in any way relating to applicable Bribery Legislation, including the FCPA.

5.10 Investigations; Litigation. As of the date hereof, (a) to the knowledge of Parent, there is no investigation or review pending or threatened by any Governmental Entity with respect to Parent or any Parent Subsidiary or any of their respective properties, rights or assets, and (b) there are no claims, actions, suits or proceedings pending (or, to the knowledge of Parent, threatened) against Parent or any Parent Subsidiary or any of their respective properties, rights or assets before, and there are no orders, judgments or decrees of, any Governmental Entity, which, in the case of clause (a) or (b), would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.11 Information Supplied. The information supplied or to be supplied by or on behalf of Parent, the Parent Subsidiaries, and Purchaser to be contained in, or the information relating to the Parent or the Parent Subsidiaries incorporated by reference in (and any information relating to the Parent obtained from the Parent SEC Filings) the Offer Documents, the Schedule 14D-9 and the Form S-4 will not, on the date the Offer Documents and the Schedule 14D-9 are first mailed to the Company Stockholders or at the time the Form S-4 is declared effective, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Offer Documents and the Form S-4 will comply in all material respects as to form with the requirements of both the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 5.11, no representation or warranty is made by Parent or Purchaser with respect to information or statements made or incorporated by reference in the Offer Documents, the Schedule 14D-9 or the Form S-4, which information or statements were not supplied by or on behalf of Parent and not obtained from or incorporated by reference from the Parent SEC Filings.

5.12 Sufficient Funds. Parent has, or will have at the Effective Time, access to (including pursuant to commitments under existing credit facilities) all of the funds that are necessary for it to consummate the Offer and the Merger and the other Transactions, and to perform its obligations under this Agreement.

5.13 No Purchaser Activity. Since the date of its formation, Purchaser has not engaged in any activities other than in connection with this Agreement and the Transactions.

5.14 Tax Matters.

(a) Parent and each Parent Subsidiary have (i) duly and timely filed (or there have been filed on their behalf) with the appropriate Governmental Entity all U.S. federal income and all other material Tax Returns required to be filed by them, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns are true, correct and complete in all material respects, and (ii) duly and timely paid in full (or there has been duly and timely paid in full on their behalf), or made adequate provision for, all material amounts of Taxes required to be paid by them, whether or not shown (or required to be shown) on any Tax Return.

(b) Parent (i) for its taxable years commencing with Parent’s taxable year that ended on December 31, 1997 and through and including its taxable year ended December 31, 2017 has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT in such years; (ii) has operated since January 1, 2018 until the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year ending December 31, 2018; and (iv) has not to its knowledge taken or omitted to take any action that could reasonably be expected to result in a successful challenge by the IRS or any other Governmental Entity to its qualification as a REIT, and to the knowledge of Parent, no such challenge is pending or threatened.

(c) Each Parent Subsidiary (other than Purchaser) has been since the later of its acquisition or formation treated for U.S. federal income (and applicable state) Tax purposes as (i) a partnership (or a disregarded entity) and not as a corporation or an association, a publicly traded partnership taxable as a corporation, or a taxable mortgage pool, (ii) a Qualified REIT Subsidiary of Parent, or (iii) a Taxable REIT Subsidiary of Parent. For U.S. federal income tax purposes, Purchaser has at all times been treated as (i) a Qualified REIT Subsidiary of Parent and (ii) a “disregarded entity” within the meaning of Section 1.368-2(b)(1)(i)(A) of the Treasury Regulations that is disregarded as separate from Parent.

(d) Neither Parent nor any Parent Subsidiary holds, directly or indirectly, any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code.

(e) (i) There are no disputes, audits, examination, investigations or proceedings pending (or threatened in writing), or written claims asserted, for and/or in respect of any material Taxes or material Tax Returns of Parent or any Parent Subsidiary and neither Parent nor any Parent Subsidiary is a party to any litigation or administrative proceeding relating to Taxes; (ii) no deficiency for Taxes of Parent or any Parent Subsidiary has been claimed, proposed or assessed in writing or, to the knowledge of Parent, threatened, by any Governmental Entity, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; (iii) neither Parent nor any Parent Subsidiary has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any Tax that has not since expired; (iv) neither Parent nor any Parent Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled other than automatic extensions of time obtained in the ordinary course of business; (v) neither Parent nor any Parent Subsidiary has received a written claim by any Governmental Entity in any jurisdiction where any of them does not file Tax Returns or pay any Taxes that it is or may be subject to taxation by that jurisdiction; and (vi) neither Parent nor any Parent Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(f) Neither Parent nor any Parent Subsidiary has incurred any liability for excise Taxes under Sections 857(b), 860(c) or 4981 of the Code which have not been previously paid. Neither Parent nor any Parent Subsidiary (other than a Taxable REIT Subsidiary or a Subsidiary of a

Taxable REIT Subsidiary) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither Parent nor any Parent Subsidiary has engaged in any transaction that would give rise to “redetermined rents,” “redetermined deductions,” “excess interest” or “redetermined TRS service income” described in Section 857(b)(7) of the Code. To the knowledge of Parent, no event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the previous sentences will be imposed upon Parent or any Parent Subsidiary.

(g) Parent and each Parent Subsidiary have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471-1474, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Entities any and all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h) There are no material Tax Liens upon any property or assets of Parent or any Parent Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(i) Neither Parent nor any Parent Subsidiary has requested, has received or is subject to any written ruling of a Governmental Entity or has entered into any written agreement with a Governmental Entity with respect to any Taxes that is still in effect.

(j) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Parent or any Parent Subsidiary, and after the Closing Date neither Parent nor any Parent Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date, in each case, other than any agreements entered into in the ordinary course of business, the principal purpose of which is unrelated to Taxes.

(k) Neither Parent nor any Parent Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a Parent Subsidiary taxable as a Taxable REIT Subsidiary) or (ii) has any liability for the Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or otherwise.

(l) Neither Parent nor any Parent Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(m) Neither Parent nor any Parent Subsidiary (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(n) Neither Parent nor Purchaser is aware of any fact or circumstance that would reasonably be expected to prevent the Offer and the Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(o) Neither Parent nor any of the Parent Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(p) This Section 5.14 constitutes the exclusive representations and warranties of Parent with respect to Tax matters.

5.15 Stock Ownership. None of Parent or any Parent Subsidiary for the past five years has been an “interested stockholder” (as defined in Section 3-601(j) of the MGCL) of the Company. None of Parent or any Parent Subsidiary is a “beneficial owner” (as defined in Section 3-601(d) of the MGCL) of any Company Shares as of the date hereof.

5. 16 Investment Company Act. Neither Parent nor any Parent Subsidiaries is, or as of immediately prior to the Effective Time will be, required to be registered as an investment company under the Investment Company Act.

5.17 No Other Representations. Except for the representations and warranties contained in Article IV, Parent acknowledges that neither the Company nor any Representative of the Company makes, and Parent acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to the Company or any of the Company Subsidiaries or with respect to any other information provided or made available to Parent in connection with the Transactions, including any information, documents, projections, forward-looking statements, forecasts or other material made available to Parent or to Parent’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions or the accuracy or completeness of any of the foregoing.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

PENDING THE MERGER

6.1 Conduct of Business by the Company. The Company agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, except (a) as set forth in Section 6.1 of the Company Disclosure Letter, (b) as specifically permitted or required by this Agreement, (c) as required by Law, or (d) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company (i) shall maintain the status of the Company as a REIT and shall, , and shall cause each Company Subsidiary to, conduct its business in all material respects in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve intact its and their present business organizations, goodwill and ongoing businesses and to preserve its and their present relationships with customers, suppliers, vendors, Governmental Entities, Program Lenders, employees and other Persons with whom it and they have material business relations, and to maintain compliance with the Liquidity Ratio Test, and (ii) shall not, and shall not permit any Company Subsidiary to, directly or indirectly:

(a) amend, modify, waive, rescind or otherwise change its charter, bylaws, limited liability company agreement, partnership agreement or equivalent organizational documents, or with respect to any Person who has made or is considering making an Acquisition Proposal, unless this Agreement has been validly terminated pursuant to Section 9.1, waive the stock ownership limitation contained in Article VII of the Company Certificate;

(b) authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary), or enter into any agreement with respect to voting or registration of its capital stock or other equity interests, except for (i) the declaration and payment by the Company of regular quarterly cash dividends on the outstanding shares of Company Common Stock, with declaration, record and payments dates consistent with its past practice, at a rate not to exceed a quarterly rate of $0.50 per Company Share, (ii) the declaration and payment by the Company of dividends expressly provided for in Section 6.4, (iii) the declaration and payment by the Company of required quarterly cash dividends on the outstanding shares of Company Preferred Stock, with declaration, record and payment dates consistent with past practice, at a rate not to exceed a quarterly rate of $0.5078125 per Company Preferred Share, in accordance with the terms of such Company Preferred Stock, (iv) the declaration and payment of cash dividends or other cash distributions to the Company by any directly or indirectly wholly owned Company Subsidiary, (v) distributions by any Company Subsidiary that is not wholly owned, directly or indirectly, by the Company, in accordance with the organizational documents of such Company Subsidiary, and (vi) in coordination with Section 6.4, any distribution under section 857, 858 or 860 of the Code or applicable State Law reasonably necessary (after taking into account the Company’s ability to pay the Company Additional Dividend Amount pursuant to Section 6.4) for the Company to maintain its qualification as a REIT and to avoid the imposition of any entity level income or excise Tax under the Code or applicable State Law;

(c) split, combine, subdivide, reduce or reclassify any of its capital stock or other equity interests, or redeem, purchase or otherwise acquire any of its capital stock or other equity interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity interests, except for any such transaction by a wholly owned Company Subsidiary which remains a wholly owned Company Subsidiary after consummation of such transaction;

(d) issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock, voting securities or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Company Equity Award under any existing Company Equity Plan, other than transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(e) except as required by applicable Law or any Company Benefit Plan as in existence as of the date hereof, (i) increase the compensation or benefits payable or to become payable to any of its directors, executive officers or employees, (ii) grant to any of its directors, executive officers or employees any increase in severance or termination pay (other than as required by a Company Benefit Plans in effect as of the date hereof and made available to Parent), (iii) pay or award, or commit to pay or award, any bonuses, retention or incentive compensation to any of its directors, executive officers or employees, (iv) enter into any employment, severance, or retention agreement (excluding offer letters that provide for no severance or change in control benefits) with any of its directors, executive officers or employees, (v) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Company Benefit Plan or any arrangement that would be a Company Benefit Plan if in existence on the date of this Agreement, (vi) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan, (vii) terminate the employment of any employee, other than for cause, (viii) hire any new employees, or (ix) provide any funding for any Company Benefit Plan through any rabbi trust or similar arrangement;

(f) (i) take any action that would increase the absolute notional value of the asset base of the Company and the Company Subsidiaries by more than 10% of the notional value of the asset base of the Company and the Company Subsidiaries as of the date hereof, excluding any increases in the size of the asset base resulting from mark to market valuation adjustments; or (ii) acquire (including by merger, consolidation or acquisition of stock or assets) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any assets or equity interests in any Person or any business or division thereof, or otherwise engage in any mergers, consolidations, acquisitions or business combinations on behalf of the Company or any Company Subsidiary, except, in the case of this clause (ii), for (A) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries, (B) acquisitions of agency mortgage-backed securities (including “To Be Announced” agency mortgage-backed securities) in the ordinary course of business consistent with past practice, or (C) acquisitions of non-agency mortgage-backed securities (including agency credit risk transfer securities) in the ordinary course of business consistent with past practice;

(g) adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, except for transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(h) make any loans, advances or capital contributions to, or investments in, any other Person, except for (i) loans among the Company and its wholly owned Company Subsidiaries or among the Company’s wholly owned Company Subsidiaries, (ii) advances for reimbursable employee expenses in the ordinary course of business, consistent with past practices, (iii) subservicing advances (including without limitation in respect of legal fees) in the ordinary course of business consistent with past practice, and (iv) transactions under repurchase agreements entered into in the ordinary course of the Company’s business and consistent with past practice;

(i) except as otherwise permitted pursuant to other clauses of this Section 6.1: (i) sell, lease, license, assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its properties, rights or assets (including shares in the capital of the Company or any Company Subsidiary), except for sales of assets in the ordinary course of business, so long as such dispositions do not exceed a cumulative aggregate of $300 million in notional value in any 30-day period based on trade dates (excluding the monthly sale of agency flow new production mortgage-backed securities, “To Be Announced” agency mortgage-backed securities and transactions under repurchase agreements financing or refinancing of mortgage-backed securities and credit risk transfer securities in the ordinary course of business consistent with past practice); (ii) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract, (iii) modify, amend or terminate any Material Contract or waive, release or assign any rights or claims thereunder, (iv) enter into repurchase Contracts or refinancings of such repurchase Contracts pursuant to master repurchase agreements except for repurchase agreements entered into in the ordinary course of the Company’s business and consistent with past practice, (v) execute dollar roll financing transactions except for such dollar roll financing transactions pursuant to the Company’s existing master securities forward transactions agreements (as in effect as of the date hereof) solely to finance the purchase price of one-month “To Be Announced” agency mortgage-backed securities and that are in the ordinary course of the Company’s business consistent with past practice, (vi) enter into any derivative financial Contracts except for any derivative financial Contracts entered into in the ordinary course of business consistent with past practice for the purpose of fixing or hedging interest rate or currency exchange rate risk and not for speculative purposes, (vii) acquire any properties, rights or assets that would be classified as a Healthcare Owned Property if owned by the Company or the Company Subsidiaries as of the date hereof, or (viii) subject any Healthcare Owned Property (either owned as of the date hereof by the Company or any Company Subsidiary or acquired after the date hereof by the Company or any Company Subsidiary) to any Lien (for the avoidance of doubt, neither the Company nor any Company Subsidiary will close on any new mortgage loans with respect to any Healthcare Owned Property);

(j) except in accordance with the Company’s capital budget provided to Parent prior to the date hereof and except as may be expressly required under any Operator Lease or Real Property Lease in existence as of the date hereof and made available to Parent, make any capital expenditures, enter into agreements or arrangements providing for capital expenditure or otherwise commit to do so;

(k) waive, release, assign, compromise or settle any claim, litigation, investigation or proceeding (for the avoidance of doubt, including with respect to matters in which the Company or any Company Subsidiary is a plaintiff, or in which any of their officers and directors in their capacities as such are parties), other than the compromise or settlement of claims, litigations or proceedings that are not brought by Governmental Entities and that: (i) is for an amount not to exceed, for any such compromise or settlement individually or in the aggregate, $500,000, provided that the foregoing monetary limitation shall not apply to (A) compromises or settlements of legal contingencies for an amount up to and including the amount reserved for such legal contingency reflected in the consolidated financial statements of the Company and the Company Subsidiaries made available to Parent and (B) compromises or settlements of legal contingencies for which the Company or a Company Subsidiary reasonably and in good faith determines based on past practice that the Company or Company Subsidiary, as applicable, will be reimbursed in full by investors for any such compromise or settlement, where such compromises and settlements do not exceed, in the aggregate, $2,000,000 (excluding amounts as to which the Company or a Company Subsidiary actually receives such reimbursement), (ii) does not impose any injunctive relief on the Company or the Company Subsidiaries or involve the admission of wrongdoing by the Company, any of the Company Subsidiaries or any of their respective officers or directors, and (iii) does not provide for the license of any Intellectual Property owned or licensed by the Company or any of its Subsidiaries;

(l) make any change in financial accounting policies, practices, principles or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC regulations;

(m) make or change any material Tax election, liquidate any Company Subsidiary for U.S. federal income tax purposes, adopt or change any Tax accounting period or material method of Tax accounting, file any amended Tax Return if the filing of such amended Tax Return would result in a material increase in the Taxes payable by the Company or any Company Subsidiary, settle or compromise any material liability for Taxes or any Tax audit or other proceeding relating to a material amount of Taxes, enter into any closing or similar agreement with any Tax authority, surrender any right to claim a material refund of Taxes, or, except in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, except in each case, to the extent necessary and based upon advice of counsel to (x) preserve the Company’s qualification as a REIT for U.S. federal income tax purposes or (y) qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership, or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary for U.S. federal income tax purposes, provided that prior to taking any action pursuant to clause (x) or (y) above, the Company shall promptly inform Parent of such action as soon as reasonably practicable and shall consult with and cooperate in good faith with Parent and shall consider in good faith all reasonable comments from Parent, in each case, with respect to such action, provided that nothing herein shall prevent the Company after such consultation from taking such action in its reasonable, good-faith discretion, except to the extent that taking such action would reasonably be expected to have a material adverse impact on Parent after the Closing;

(n) take any action, or fail to take any action, which action or failure to act would reasonably be expected to cause (i) the Company to fail to qualify as a REIT or (ii) any Company Subsidiary (A) to cease to be treated as any of (x) a partnership or disregarded entity for U.S. federal income tax purposes or (y) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be or (B) that is not treated as a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code as the date hereof to be so treated;

(o) redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements), or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (i) any Indebtedness among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries, (ii) transactions under master repurchase agreements entered into in the ordinary course of the Company’s business and consistent with past practice, (iii) guarantees by the Company of Indebtedness of Company Subsidiaries or guarantees by Company Subsidiaries of Indebtedness of the Company or any Company Subsidiary, which Indebtedness is incurred in compliance with the immediately preceding clause (ii), (iv) dollar roll financing transactions pursuant to the Company’s existing master securities forward transactions agreements (as in effect as of the date hereof) solely to finance the purchase price of one-month “To Be Announced” agency mortgage-backed securities and that are in the ordinary course of the Company’s business consistent with past practice, (v) Indebtedness not to exceed $500,000 in aggregate principal amount outstanding (other than Indebtedness otherwise allowed under this Section 6.1(o)), or (vi) any derivative financial Contracts entered into in the ordinary course of business consistent with past practice for the purpose of fixing or hedging interest rate or currency exchange rate risk and not for speculative purposes; provided that after giving effect to such transaction or incurrence, the duration, as calculated using the Blackrock Solutions model, of the portfolio of the Company and the Company Subsidiaries shall not be greater than a year more than or less than a year less than the duration, as calculated using the Blackrock Solutions model, of the portfolio of the Company and the Company Subsidiaries as of the date of this Agreement and set forth in Section 6.1(ii)(o) of the Company Disclosure Letter (provided that, if such duration becomes greater than one year more than or less than one year less than the duration as of the date of this Agreement, the Company will have seven (7) calendar days to effect transactions to bring the duration into compliance, and provided, further, that promptly upon the commencement of such seven (7) day period, but in any event no more than one (1) business day after such commencement, the Company will notify Parent if the duration becomes greater than one year more than or less than one year less than the duration as of the date of this Agreement, and will in engage in good faith consultation with Parent to bring the duration into compliance); provided further that nothing contained in this Section 6.1(ii)(o) shall prohibit the Company and the Company Subsidiaries from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice;

(p) fail to maintain all financial books and records in all material respects in accordance with GAAP (or any interpretation thereof);

(q) fail to duly and timely file all material reports and other material documents required to be filed with NASDAQ, the SEC or any Governmental Entity or Program Lender, subject to extensions permitted by Law or applicable rules and regulations;

(r) enter into any transactions or Contracts with (i) any affiliates, (ii) any other Person that would be required to be disclosed by the Company under Item 404 of Regulation S-K of the SEC, or (iii) the Company Manager or any of its affiliates;

(s) enter into any transactions or Contracts that would restrict the ability of Parent and the Surviving Corporation to engage after the Acceptance Time or Effective Time in all the activities in which the Company is engaged as of the date hereof;

(t) take any action, or fail to take any action, which action or failure would reasonably be expected to cause the Company or any of the Company Subsidiaries to be required to be registered as an investment company under the Investment Company Act;

(u) take any action, or fail to take any action, which action or failure would reasonably be expected to cause the Company or any of the Company Subsidiaries to fail to be eligible for the relief set forth in the No-Action Letter;

(v) enter into any new line of business;

(w) fail to pay the premiums on or cancel the Company’s insurance policies;

(x) amend in any material respect the investment policy of the Company or any of the Company Subsidiaries as in effect on the date hereof, or fail to comply with such investment policy;

(y) terminate, materially amend, materially restate, materially supplement or waive any material rights under any Operator Lease, except in connection with the exercise by the applicable Operator under any Operator Lease of any rights that do not require the consent of, or any action by, the Company or a Company Subsidiary;

(z) transfer, market, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, create or incur any Lien (other than Permitted Liens) on or allow to lapse or expire or otherwise dispose of, any Company Property, other than in the ordinary course of business consistent with past practice and other than (A) the lease or marketing for leasing of Company Property under existing Real Property Leases to current tenants, and (B) the leasing of Company Property pursuant to Real Property Leases entered into after the date hereof in the ordinary course of business consistent with past practice in all material respects;

(aa) enter into any partnership agreement, limited liability company agreement or other similar agreement with any Person that is not a wholly-owned Company Subsidiary, or distribute or otherwise make available any offering document for purposes of, or make any commitments with respect to, obtaining equity capital; or

(bb) agree or authorize, in writing or otherwise, to take any of the foregoing actions.

Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 6.4, nothing in this Agreement shall prohibit the Company or Company Subsidiaries from taking any action, at any time or from time to time, that in the reasonable judgment of the Company, upon advice of counsel, is reasonably necessary for the Company to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time or to avoid incurring entity level income or excise Taxes under the Code, including making dividend or other distribution payments to stockholders of the Company in accordance with this Agreement (including Section 6.4) or otherwise.

6.2 Conduct of Business by Parent. Parent agrees that between the date of this Agreement and the date of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, except (a) as set forth in Section 6.2 of the Parent Disclosure Letter, (b) as specifically permitted or required by this Agreement, (c) as required by Law, or (d) as consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent (i) shall maintain the status of Parent as a REIT and shall, and shall cause each Parent Subsidiary to, conduct its business in all material respects in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve intact its and their present business organizations, goodwill and ongoing businesses and to preserve its and their present relationships with customers, suppliers, vendors, Governmental Entities and other Persons with whom it and they have material business relations, and (ii) shall not, and shall not permit any Parent Subsidiary to, directly or indirectly:

(a) authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, shares or other securities of Parent or any Parent Subsidiary), except for (i) the declaration and payment by Parent of regular quarterly cash dividends on the outstanding shares of Parent Common Stock, with declaration, record and payments dates consistent with its past practice, (ii) the declaration and payment by Parent of the dividends contemplated by Section 6.4, (iii) the declaration and payment by Parent of required quarterly cash dividends, if any, on the outstanding shares of Parent Series C Preferred Stock, Parent Series D Preferred Stock, Parent Series F Preferred Stock and Parent Series G Preferred Stock, with declaration, record and payment dates consistent with past practice, at rates not to exceed quarterly rates of $0.476563, $0.46875, $0.434375 and $0.35660 per share, respectively, in accordance with the terms of each series of preferred stock, (iv)

the declaration and payment of cash dividends or other cash distributions to Parent by any directly or indirectly wholly owned Parent Subsidiary, (v) distributions by any Parent Subsidiary that is not wholly owned, directly or indirectly, by Parent, in accordance with the requirements of the organizational documents of such Parent Subsidiary, and (vi) any distribution, including under Section 857, 858 or 860 of the Code or applicable State Law reasonably necessary for Parent to maintain its qualification as a REIT and to avoid the imposition of any entity level income or excise Tax under the Code or applicable State Law;

(b) split, combine, reduce or reclassify any of its issued or unissued shares, except for transactions (i) by a wholly owned Parent Subsidiary which remains a wholly owned Parent Subsidiary after consummation of such transaction, or (ii) that would require an adjustment to the Offer Consideration and the Merger Consideration pursuant to Section 1.1(d) and Section 3.1(e), respectively, and for which the proper adjustment is made;

(c) amend the Parent Governing Documents in a manner that would prevent or materially impede or delay the consummation of the Offer, the Merger or the other Transactions or that would be material and adverse to the holders of Company Shares relative to the treatment of existing holders of Parent Common Stock;

(d) fail to duly and timely file all material reports and other material documents required to be filed with the SEC, the NYSE or any Program Lender, subject to extensions permitted by Law or applicable rules and regulations;

(e) adopt a plan of complete or partial liquidation of Parent or resolutions providing for a complete or partial liquidation, dissolution or recapitalization of Parent;

(f) take any action, or fail to take any action, which action or failure would reasonably be expected to cause the Parent to fail to qualify as a REIT; or

(g) agree or authorize, in writing or otherwise, to take any of the foregoing actions.

Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 6.4, nothing in this Agreement shall prohibit Parent or Parent Subsidiaries from taking any action, at any time or from time to time, that in the reasonable judgment of Parent, upon advice of counsel, is reasonably necessary for Parent to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time or to avoid incurring entity level income or excise Taxes under the Code, including making dividend or other distribution payments to stockholders of Parent in accordance with this Agreement (including Section 6.4) or otherwise.

6.3 Non-Solicitation by the Company.

(a) From and after the date of this Agreement until the earlier of the Acceptance Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1, and except as otherwise provided in this Section 6.3, the Company agrees that it (including the Company Board of Directors) shall not, and shall cause each Company Subsidiary and Representative not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or facilitate (including by way of providing non-public information) any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to an Acquisition Proposal, (ii) participate in any negotiations regarding, or furnish to any Person any non-public information relating to the Company or any Company Subsidiary in connection with, an actual or potential Acquisition Proposal (other than to state that the terms of this Agreement prohibit such negotiations), (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, (iv) withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (v) if an Acquisition Proposal that is an exchange or tender offer has been commenced, fail to publicly recommend against any such Acquisition Proposal within ten (10) business days of being requested to do so by Parent (provided that Parent may not make more than one request with respect to any such Acquisition Proposal unless such Acquisition Proposal is amended or supplemented, in which case Parent may make one request with respect to each amendment or supplement), (vi) if an Acquisition Proposal has been publicly disclosed, fail to reaffirm the Company Board Recommendation within ten (10) business days of being requested to do so by Parent (provided that Parent may not make more than one request with respect to any such Acquisition Proposal unless such Acquisition Proposal is amended or supplemented, in which case Parent may make one request with respect to each amendment or supplement), (vii) enter into any merger agreement, acquisition agreement, reorganization agreement, letter of intent or similar agreement or document relating to, or any other agreement or commitment providing for, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement to the extent permitted by this Section 6.3), or (viii) resolve or agree to do any of the foregoing (any act described in clauses (iii), (iv), (v), (vi) and (viii) (to the extent related to the foregoing clauses (iii), (iv), (v) and (vi)) above, a “Change of Recommendation”). The Company shall, and shall cause the Company Subsidiaries and its and their respective directors, officers, employees and other Representatives (including the Company Manager) to, immediately cease any and all existing discussions or negotiations with any parties (or provision of any non-public information to any parties) conducted heretofore with respect to any Acquisition Proposal or potential Acquisition Proposal. Promptly after the date hereof, the Company shall request that each Person that has heretofore within the preceding eighteen (18) months executed a confidentiality agreement relating to an Acquisition Proposal or a potential Acquisition Proposal promptly destroy or return to the Company all non-public information relating to such Acquisition Proposal or to the Company or its businesses or assets heretofore furnished by the Company or any of its Representatives to such Person or group or any of its representatives in accordance with the terms of such confidentiality agreement (provided that no such request is required to be made for confidentiality agreements executed more than one (1) year prior to the date hereof if the Company has made a similar request prior to the date hereof). For purposes of this Section 6.3, the term “Person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Parent Subsidiaries or any of their Representatives. Notwithstanding the foregoing, submission of an Acquisition Proposal by the Company Manager or its affiliates and their actions related thereto shall not be deemed a breach or violation of this Section 6.3(a) so long as the directors and officers and other Representatives of the Company not otherwise affiliated with the Company Manager did not take actions that would breach or violate this Section 6.3(a) with respect to such Acquisition Proposal.

(b) Notwithstanding the limitations set forth in Section 6.3(a), if the Company receives, prior to the Acceptance Time, an unsolicited, written Acquisition Proposal that did not result from a breach of this Section 6.3, which the Company Board of Directors, upon the recommendation of the Company Special Committee, determines in good faith after consultation with the Company’s outside legal and financial advisors (i) constitutes a Superior Proposal or (ii) could reasonably be expected to result in a Superior Proposal, and in each case that the failure to take such action would be inconsistent with the directors’ duties under applicable Law, then in either event the Company may take the following actions: (x) furnish non-public information to the Person making such Acquisition Proposal, if, and only if, prior to so furnishing such information, the Company receives from such Person an executed Acceptable Confidentiality Agreement and (y) engage in discussions or negotiations with such Person with respect to the Acquisition Proposal.

(c) The Company shall promptly (and in any event within the earlier of thirty-six (36) hours and one business day) notify Parent after receipt by the Company, any of the Company Subsidiaries or any of their respective Representatives of any Acquisition Proposal, any proposals or inquiries that would reasonably be expected to lead to an Acquisition Proposal, or any inquiry or request for non-public information relating to the Company or any Company Subsidiary by any Person who has made or would reasonably be expected to make any Acquisition Proposal. Such notice shall indicate the identity of the Person making the Acquisition Proposal, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request, including copies of all written requests, proposals, correspondence or offer, including proposed agreements received by the Company, any of the Company Subsidiaries or any of their respective Representatives. The Company shall keep Parent reasonably informed on a prompt and timely basis of the status and material terms (including any amendments or proposed amendments to such material terms) of any such Acquisition Proposal or potential Acquisition Proposal and keep Parent reasonably informed on a prompt and timely basis as to the nature of any information requested of the Company with respect thereto and provide to Parent copies of all written materials received or sent by the Company related thereto. The Company shall promptly provide to Parent any material non-public information concerning the Company provided to any other Person in connection with any Acquisition Proposal that was not previously provided to Parent. Without limiting the foregoing, the Company shall promptly (and in any event within the earlier of thirty-six (36) hours and one business day after such determination) inform Parent in writing if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 6.3(b). Unless this Agreement has been validly terminated pursuant to Section 9.1, the Company shall not take any action to exempt any Person (other than Parent and Purchaser) from the restrictions on “business combinations” contained in any applicable Takeover Statute or, with respect to any Person who has made or is considering making an Acquisition Proposal, stock ownership limitations contained in the Company Governing Documents or otherwise cause such restrictions or limitations not to apply.

(d) Notwithstanding anything in this Section 6.3 to the contrary, but subject to Section 6.3(e), at any time prior to the Acceptance Time, the Company Board of Directors may (i) make a Change of Recommendation in response to an Intervening Event if the Company Board of Directors, upon the recommendation of the Company Special Committee, has determined in good faith after consultation with the Company’s outside financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law, or (ii) make a Change of Recommendation and cause the Company to terminate this Agreement pursuant to and in accordance with Section 9.1(g) in order to enter into a definitive agreement providing for an unsolicited Acquisition Proposal, which the Company Board of Directors determined in good faith after consultation with the Company’s outside legal and financial advisors is a Superior Proposal, but only if the Company Board of Directors has determined, upon the recommendation of the Company Special Committee, in good faith after consultation with the

Company’s outside financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law. “Intervening Event” means any event, change in circumstance or development that is material to the Company and the Company Subsidiaries (taken as a whole) and was not known or reasonably foreseeable by the Company Board of Directors as of or prior to the date of this Agreement and which becomes known to the Company Board of Directors prior to the Acceptance Time; provided, however, that in no event shall the following events, developments or changes in circumstances, constitute an Intervening Event: (A) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof or (B) changes, in and of itself, in the market price or trading volume of the Company Common Stock or Parent Common Stock or the fact that the Company meets or exceeds (or that Parent fails to meet or exceed) internal or published projections, forecasts or revenue or earnings predictions for any period.

(e) Prior to the Company taking any action permitted (i) under Section 6.3(d)(i), the Company shall provide Parent with three (3) business days’ prior written notice advising Parent it intends to effect a Change of Recommendation and specifying, in reasonable detail, the reasons therefor, and during such three (3) business day period, the Company shall cause its Representatives (including its executive officers) to negotiate in good faith (to the extent Parent desires to negotiate (and if Parent does negotiate, Parent shall cause its Representatives (including its executive officers) to negotiate in good faith)) any proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Change of Recommendation and at the end of such three (3) business day period the Company Board of Directors again makes the determination under Section 6.3(d)(i) (after in good faith taking into account any amendments proposed by Parent), or (ii) under Section 6.3(d)(ii), the Company shall provide Parent with three (3) business days’ prior written notice advising Parent that the Company Board of Directors intends to take such action and specifying the material terms and conditions of the Acquisition Proposal, and during such three (3) business day period, the Company shall cause its Representatives (including its executive officers) to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal and at the end of such three (3) business day period the Company Board of Directors again makes the determination under Section 6.3(d)(ii) (after in good faith taking into account the amendments proposed by Parent). With respect to Section 6.3(e)(ii), if there are any material amendments, revisions or changes to the terms of any such Superior Proposal (including any revision to the amount, form or mix of consideration the Company’s stockholders would receive as a result of the Superior Proposal, whether or not material), the Company shall notify Parent of each such amendment, revision or change in compliance with Section 6.3(c) and the applicable three (3) business day period shall be extended until at least two (2) business days after the time that Parent receives notification from the Company of each such amendment, revision or change and the Company Board of Directors shall not make a Change of Recommendation prior to the end of any such period as so extended in accordance with the terms of this Section 6.3(e).

(f) Nothing in this Agreement shall prohibit the Company Board of Directors from: (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, if failure to do so would violate applicable Law or (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided that this Section 6.3(f) shall not permit the Company Board of Directors to make a Change of Recommendation except to the extent permitted by Section 6.3(d) and Section 6.3(e).

(g) References in this Section 6.3 or in Article I to the “Company Board of Directors” shall mean the Company Board of Directors or, to the extent applicable, a committee thereof, including the Company Special Committee.

6.4 Additional Dividends.

(a) Prior to the Effective Time, the Company shall declare a dividend to its stockholders, the record date for which shall be the close of business on the fourth business day prior to the day on which the Acceptance Time occurs, and the payment date for which shall be the business day on which the Acceptance Time occurs, subject to funds being legally available therefor; provided that the payment of such dividend may be conditioned upon the occurrence of the Acceptance Time; provided, further, that the Company shall, not later than the payment date described above for such dividend, set aside and deliver to the paying agent for the payment of such dividend, the aggregate amount required to be paid pursuant to such dividend, and in no event shall Parent fund, directly or indirectly, the payment of such dividend. The per share dividend amount payable by the Company pursuant to this Section 6.4(a) shall be an amount equal to (i) the Company’s then-most recent quarterly dividend (on a per share basis), multiplied by the number of days elapsed since the last dividend record date through and including the business day prior to the day on which the Acceptance Time occurs, and divided by the actual number of days in the calendar quarter in which such dividend is declared, plus (ii) an additional amount (the “Company Additional Dividend Amount”), if any, necessary so that the aggregate dividend payable is equal to the Minimum Distribution Dividend.

(b) The Company and Parent shall cooperate in good faith to determine whether it is necessary to declare a Company Additional Dividend Amount and the amount (if any) of the Company Additional Dividend Amount. Such determination shall be made at least twelve (12) days prior to the then-applicable expiration date of the Offer. It is expected that, in addition to regular quarterly dividends, notwithstanding anything in this Agreement to the contrary, Parent will declare and pay a stub-period dividend to its stockholders, with a record date as of the close of business on the last business day prior to the day on which the Acceptance Time occurs, on a comparable basis as the Company dividend paid pursuant to Section 6.4(a)(i) (provided that Parent shall be permitted to take into account increases or anticipated increases in such dividend amount contemplated by Section 6.2(ii)(a)(i)), and including an additional per share amount equal to the Company Additional Dividend Amount (if any) (on a per share basis), divided by 0.9519.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Access; Confidentiality; Notice of Certain Events.

(a) From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, to the extent permitted by applicable Law, each of the Company and Parent shall, and shall cause each of the Parent Subsidiaries and the Company Subsidiaries, respectively, to afford to the other Party and to the Representatives of such other Party reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, Contracts, personnel (which, for the avoidance of doubt, with respect to the Company shall not include the Company Manager’s portfolio management personnel), books and records and, during such period, the Company shall, and shall cause the Company Subsidiaries to, furnish reasonably promptly to Parent information (financial or otherwise) concerning its business, properties and personnel as Parent may reasonably request, including but not limited to (x) information regarding financing reporting, cash management, accounts payable and receivable and portfolio level information, and (y) the duration, as calculated using the Blackrock Solutions model, of the portfolio of the Company and the Company Subsidiaries and the notional balance of Company MBS, “To Be Announced” agency mortgage-backed securities, credit risk transfer securities, legacy residential mortgage-backed securities and swaptions (collectively, the “Portfolio Information”), and, at the reasonable request of Parent, the Company shall provide regular updates to Parent regarding its portfolio risk and portfolio activities, including through weekly delivery of the Portfolio Information. Notwithstanding the foregoing, neither the Company nor Parent shall be required by this Section 7.1 to provide the other Party or the Representatives of such other Party with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (provided, however, that the withholding Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure or, if unable to do so, to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such consent requirement), (B) the disclosure of which would violate any Law or duty (provided, however, that the withholding Party shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty), or (C) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege); provided, however, that such access and information shall be disclosed or granted, as applicable, to external counsel for Parent to the extent reasonably required for the purpose of complying with applicable Laws. Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder.

(b) Each of the Company and Parent will hold, and will cause its Representatives and affiliates to hold, any non-public information, including any information exchanged pursuant to this Section 7.1, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

(c) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Offer, the Merger or other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Offer, the Merger or the other Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) of any legal proceeding commenced or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries or affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or affiliates, in each case in connection with, arising from or otherwise relating to the Offer, the Merger or any other Transaction, and (iii) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Company Subsidiaries or the Parent Subsidiaries, respectively, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, or which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that the delivery of any notice pursuant to this Section 7.1(c) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any of the conditions set forth in Annex B or give rise to any right to terminate under Article IX.

(d) Prior to the Closing, the Company shall use reasonable best efforts to cause the Company Manager and each affiliate of the Company Manager to deliver to the Company all Contracts and records in the Company Manager’s or any of its affiliates’ possession or control to the extent (with respect to Contracts) they are Contracts to which the Company or any Company Subsidiary is a party, and with respect to records, to the extent they pertain to the business of the Company and the Company Subsidiaries, provided that, for the avoidance of doubt, such records shall not include records that are the owned property of the Company Manager and are not owned property of the Company or any of its Subsidiaries.

(e) The Company shall give written notice to Parent as promptly as practicable if at any time the Liquidity Ratio Test is not satisfied, and the Company shall in good faith consider implementing the reasonable recommendations of Parent with respect to maintaining adequate liquidity.

7.2 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Offer, the Merger and the other Transactions as soon as practicable after the date hereof, including (i) preparing and filing or otherwise providing, in consultation with the other Party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity and/or Program Lender in order to consummate the Offer, the Merger or any of the other Transactions and (ii) taking all steps as may be necessary, subject to the limitations in this Section 7.2, to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals.

(b) In connection with and without limiting the foregoing, each of the Parties shall give any notices to third parties, and each of the Parties shall use, and cause each of their respective Subsidiaries and affiliates to use, its reasonable best efforts to obtain any third party consents that are necessary, proper or advisable to consummate the Offer and Merger. Each of the Parties will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required filings or submissions with any Governmental Entity or Program Lender and will cooperate in responding to any inquiry from a Governmental Entity or Program Lender, including promptly informing the other Parties of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Entity or Program Lender, and supplying each other with copies of all material correspondence, filings or communications between either Party and any Governmental Entity or Program Lender with respect to this Agreement. To the extent reasonably practicable, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the others on, all the information relating to the other and each of their affiliates that appears in any filing made with, or written materials submitted to, any Governmental Entity or Program Lender in connection with the Offer and the Merger and the other Transactions, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, none of the Parties shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Entity or Program Lender in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Parties the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Entity or Program Lender.

(c) In connection with obtaining any approval or consent from any Person with respect to the Offer or the Merger, the Company or any Company Subsidiary shall not pay or commit to pay to any Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person without the prior written consent of Parent. The Parties shall cooperate to obtain such consents.

(d) For the avoidance of doubt, the Parties agree that no transfer of any interest in any project of the Company or any its Subsidiaries under this Agreement shall be effective prior to obtaining any applicable Required Consents of HUD. Prior to obtaining any such Required Consents of HUD, (i) Parent and its Subsidiaries will not take possession of any such project nor assume benefits of any such project ownership prior to such approval by HUD and (ii) Parent and its assigns will have no right upon any breach by the Company hereunder to seek damages, directly or indirectly, from the applicable project to which the HUD approval relates, including from any assets, rents, issues or profits thereof, and shall have no right to effect a lien upon such projects or the assets, rents, issues, or profits thereof.

7.3 Publicity. So long as this Agreement is in effect, none of the Company, the Company Subsidiaries, Parent, the Parent Subsidiaries or the manager of Parent shall issue or cause the publication of any press release or other public announcement with respect to the Offer, the Merger or this Agreement without the prior written consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other public announcement with respect to the Offer, the Merger or this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Parties shall not be required by this Section 7.3 to provide any such review or comment to the other Party relating to any dispute between the Parties relating to this Agreement; provided, further, that each Party and their respective affiliates and Representatives may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 7.3; and provided, further, that none of the limitations set forth in this Section 7.3 shall apply in connection with or following a Change of Recommendation.

7.4 D&O Insurance and Indemnification.

(a) For not less than six (6) years from and after the Effective Time, Parent shall and shall cause the Surviving Corporation to indemnify and hold harmless all past and present directors, officers and agents of the Company and the Company Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the extent permitted by applicable Law; provided such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Offer, the Merger or any of the other Transactions), in connection with such Persons serving as an officer, director, employee, agent or fiduciary of the Company or any of the Company Subsidiaries or of any Person if such service was at the request or for the benefit of the Company or any of the Company Subsidiaries, to the extent permitted by Law and provided pursuant to the Company Governing Documents or the organizational documents of any Company Subsidiary or any indemnification agreements, if any, in existence on the date of this Agreement and which were provided to Parent prior to the date hereof (including the Management Agreement). Without limiting or being limited by the foregoing, the Parties agree that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in their respective charter or bylaws (or comparable organizational documents) or in any agreement (including the Management Agreement) shall survive the Merger and shall continue in full force and effect in accordance with the terms thereof. Notwithstanding anything herein to the contrary, if any Indemnified Party notifies Parent on or prior to the sixth (6th) anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 7.4, the provisions of this Section 7.4 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(b) For six (6) years after the Effective Time, Parent and the Surviving Corporation shall cause to be maintained in effect the provisions in (i) the Company Governing Documents and the organizational documents of any Company Subsidiary and (ii) except to the extent such agreement provides for an earlier termination, any other agreements of the Company and the Company Subsidiaries with any Indemnified Party, in each case, regarding elimination of liability, indemnification of officers, directors, agents and employees and advancement of expenses that are in existence on the date of this Agreement, copies of all of which have been provided to Parent prior to the date hereof (including the Management Agreement), and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Offer, the Merger or any of the other Transactions).

(c) At or prior to the Acceptance Time, in consultation with Parent as provided in this Section 7.4(c), the Company shall purchase a six (6)-year prepaid “tail” policy on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent to the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and the Company Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby; provided, however, that the Company shall, in cooperation with Parent, use commercially reasonably efforts to obtain the most favorable pricing and most comprehensive coverage reasonably available for such “tail” policy and the Company shall not commit or spend on such “tail” policy more than 300% of the last aggregate annual premium paid by the Company prior to the date hereof for the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (the “Base Amount”), and if the cost of such “tail” policy would otherwise exceed the Base Amount, the Company shall be permitted to purchase as much coverage as reasonably practicable for the Base Amount. After the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no Party shall have any other obligation to purchase or pay for insurance hereunder. The Company shall in good faith cooperate and consult with Parent prior to the Acceptance Time with respect to the procurement of such “tail” policy, including with respect to the selection of the broker, available policy price and coverage options, and shall in good faith consider Parent’s recommendations with respect thereto.

(d) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.4. The rights and obligations under this Section 7.4 shall survive consummation of the Offer and the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. The Parties acknowledge and agree that the Indemnified Parties shall be third party beneficiaries of this Section 7.4, each of whom may enforce the provisions thereof.

7.5 Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Offer, the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Offer, the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or otherwise to eliminate or minimize the effect of such Takeover Statute on the Offer, the Merger and the other Transactions. No Change of Recommendation shall change, or be deemed to change, the approval of the Company Board of Directors for purposes of causing any Takeover Statute to be inapplicable to the Offer, the Merger or any of the other Transactions.

7.6 Obligations of Purchaser. Parent shall take all action necessary to cause Purchaser to perform its obligations under this Agreement and to consummate the Transactions, including the Offer and the Merger, upon the terms and subject to the conditions set forth in this Agreement.

7.7 Rule 16b-3. Prior to the Effective Time, the Company and Parent shall, as applicable, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company equity securities (including derivative securities) and acquisitions of Parent equity securities pursuant to the Transactions contemplated by this Agreement by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act. Upon request, the Company shall promptly furnish Parent with all requisite information for Parent to take the actions contemplated by this Section 7.7.

7.8 Security Holder Litigation. Each Party shall provide the other Party prompt notice of any litigation brought by any stockholder of that Party against such Party, any of its Subsidiaries and/or any of their respective directors relating to the Offer, the Merger, this Agreement or any of the other Transactions, and shall keep the other Party informed on a prompt and timely basis with respect to the status thereof. The Company shall give Parent the opportunity to participate (at Parent’s expense and subject to a customary joint defense agreement) in the defense or settlement of any such litigation, the Company shall reasonably cooperate with Parent conducting the defense or settlement of such litigation, and no such settlement shall be agreed to without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, except that Parent shall not be obligated to consent to any settlement which does not include a full release of Parent and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon Parent or any of its affiliates. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 7.8 and Section 6.1 or Section 7.2, the provisions of this Section 7.8 shall control.

7.9 Delisting. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist each of the Company Common Stock and Company Preferred Stock from NASDAQ and terminate its registration under the Exchange Act; provided that such delisting and termination shall not be effective until after the Effective Time.

7.10 Director Resignations. The Company shall cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the Effective Time and effective upon the Effective Time.

7.11 Certain Tax Matters.

(a) Each of the Parties shall use its reasonable best efforts to cause the Offer and the Merger, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, including by executing and delivering customary tax representation letters to the Company’s and/or Parent’s counsel, as applicable, in form and substance reasonably satisfactory to such counsel, in connection with (i) any tax opinion or description of the U.S. federal income tax consequences of the Offer and the Merger contained or set forth in the Form S-4 or (ii) the tax opinions referenced in clauses (E)(5)(i) and (E)(5)(ii) of Annex B. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that could reasonably be expected to cause the Offer and the Merger, taken together, to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties intend to report and, except to the extent otherwise required pursuant to a “final determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law), shall report, for federal income tax purposes, the Offer and the Merger, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) The Company shall (i) use its commercially reasonable efforts to obtain the opinions of counsel referred to in clauses (E)(5)(ii) and (E)(6)(ii) of Annex B, (ii) deliver to each of Hogan Lovells US LLP and Hunton Andrews Kurth LLP an officer’s certificate, dated as of the effective date of the Form S-4 and the date of the expiration of the Offer, respectively, and signed by an officer of the Company, as shall be reasonably necessary or appropriate to enable Hogan Lovells US LLP to render the opinion described in clause (E)(6)(ii) of Annex B on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the date of the expiration of the Offer, and Hunton Andrews Kurth LLP to render the opinion described in clause (E)(6)(i) of Annex B on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the date of the expiration of the Offer, and (iii) deliver to Wachtell, Lipton, Rosen & Katz and Cooley LLP officer’s certificates, dated as of the effective date of the Form S-4 and the date of the expiration of the Offer, respectively, and signed by an officer of the Company, containing representations of the Company as shall be reasonably necessary or appropriate to enable Wachtell, Lipton, Rosen & Katz to render the opinion described in clause (E)(5)(i) of Annex B on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the date of the expiration of the Offer, and Cooley LLP to render the opinion described in clause (E)(5)(ii) of Annex B on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the date of the expiration of the Offer.

(c) Parent shall (i) use its commercially reasonable efforts to obtain the opinions of counsel referred to in clauses (E)(5)(i) and (E)(6)(i) of Annex B, (ii) deliver to Hunton Andrews Kurth LLP an officer’s certificate, dated as of the effective date of the Form S-4 and the date of the expiration of the Offer, respectively, and signed by an officer of Parent, as shall be reasonably necessary or appropriate to enable Hunton Andrews Kurth LLP to render the opinion described in clause (E)(6)(i) of Annex B on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the date of the expiration of the Offer, and (iii) deliver to Wachtell, Lipton, Rosen & Katz and Cooley LLP officer’s certificates, dated as of the effective date of the Form S-4 and the date of the expiration of the Offer, respectively, and signed by an officer of Parent, containing representations of Parent as shall be reasonably necessary or appropriate to enable Wachtell, Lipton, Rosen & Katz to render the opinion described in clause (E)(5)(i) of Annex B on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the date of the expiration of the Offer, and Cooley LLP to render the opinion described in clause (E)(5)(ii) of Annex B on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the date of the expiration of the Offer.

(d) The Company and its affiliates shall, with Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), take any actions, including making or causing the Company Subsidiaries to make elections pursuant to Treasury Regulations Section 301.7701-3(c)(1)(i) and Section 856(l) of the Code, as are reasonably necessary to preserve its qualification as a REIT, and the Company and its affiliates shall cooperate with Parent and its Representatives in taking any such actions as Parent may reasonably request.

7.12 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Offer and the Merger and the shares of Parent Series H Preferred Stock to be issued in the Merger to be approved for listing on the NYSE, in each case subject to official notice of issuance.

7.13 14d-10 Matters. The Parties acknowledge that certain payments have been made or are to be made and certain benefits have been granted or are to be granted according to employment compensation, severance and other employee benefit plans of the Company, including the Company Benefit Plans (collectively, the “Arrangements”), to certain holders of Company Shares and holders of Company RSUs. The Compensation and Governance Committee of the Company Board of Directors (the “Company Compensation Committee”) (A) at a meeting held or to be held prior to the Acceptance Time, has duly adopted or will duly adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (i) each Arrangement presented to the Company Compensation Committee on or prior to the date hereof, (ii) the treatment of the Company RSUs, as applicable, in accordance with the terms set forth in this Agreement, and (iii) the terms of Section 7.4, and (B) will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangements. The Company represents and warrants that each member of the Company Compensation Committee is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act.

7.14 Treatment of Management Agreement. On the date hereof, the Company, MTGE TRS, LLC and the Company Manager have entered into an amendment to the Management Agreement, in the form of Exhibit 1 hereto, to which Parent is an express third party beneficiary, terminating the Management Agreement effective one (1) month following the Closing Date (such amendment, the “Termination Amendment”), and such termination shall be without any liability (except to the extent specifically set forth therein) to the Company, any of the Company Subsidiaries, Parent, any affiliate of Parent, or the Surviving Corporation. The Company has provided to Parent a true, correct and complete copy of the executed Termination Amendment. The Company shall not amend, modify or waive any rights under the Management Agreement or the Termination Amendment without Parent’s prior written consent. Notwithstanding anything herein to the contrary, in no event shall the Company pay the Company Manager any amounts in excess of the amounts that are expressly required to be paid by the Company pursuant to the terms of the Management Agreement.

7.15 Existing Indebtedness. The Company and the Company Subsidiaries shall, and shall use their commercially reasonable efforts to cause their Representatives to, (a) cooperate with Parent and Purchaser in connection with (i) the replacement, backstopping or amendment, as of the Effective Time, of outstanding financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments and obligations of the Company and the Company Subsidiaries, including granting any waivers in respect thereof and facilitating the migration of such financial products to the facilities of Parent or its affiliates and (ii) the satisfaction or amendment, as of the Effective Time, of derivative financial instruments or arrangements (including any swaps, caps, floors, futures, forward contracts and option agreements), and (b) obtain and deliver to Parent, no later than three (3) business days prior to the Effective Time, customary payoff letters for any Indebtedness of the Company or any Company Subsidiary, each executed (or to be executed no later than the Effective Time) by the holders of such Indebtedness (or the authorized representative thereof), in each case as reasonably requested by Parent.

7.16 Employees and Employee Benefit Plans.

(a) Parent shall, or shall cause the Surviving Corporation or a Subsidiary thereof to, comply with each severance agreement set forth in Section 7.16 of the Company Disclosure Letter to the extent that such agreement remains in effect as of the Effective Time, provided that, for the avoidance of doubt, after the Closing Parent and/or its Subsidiaries may amend, modify or otherwise alter each such severance agreement in accordance with its terms.

(b) On and after the Closing Date, (i) Parent shall ensure, or cause the Surviving Corporation or a Subsidiary thereof to ensure, that no limitations or exclusions as to pre-existing conditions, evidence of insurability or good health, waiting periods or actively-at-work exclusions or other limitations or restrictions on coverage are applicable to any employees of the Company and its Subsidiaries as of immediately prior to the Effective Time who continue employment with Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) following the Effective Time (“Continuing Employees”) or their dependents or beneficiaries under any welfare benefit plans sponsored by Parent and its Subsidiaries (“Parent Plans”) in which such Continuing Employees or their dependents or beneficiaries first become eligible to participate after the Effective Time, except to the extent such exclusions, limitations or restrictions would apply under the analogous Company Benefit Plan in which any such Continuing Employee was a participant or was eligible to participate immediately prior to the Effective Time and (ii) any costs or expenses incurred by Continuing Employees (and their dependents or beneficiaries) up to (and including) the Closing Date shall be taken into account for purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage under any such Parent Plans for the plan year in which the Closing Date occurs, except to the extent such costs or expenses would not be taken into account for such purposes under the analogous Company Benefit Plan in which any such Continuing Employee was a participant or was eligible to participate immediately prior to the Effective Time.

(c) With respect to each employee benefit plan, policy or practice, including severance, vacation and paid time off plans, policies or practices, sponsored or maintained by Parent or its Affiliates (including the Surviving Corporation following the Closing) in which the Continuing Employees become eligible to participate after the Effective Time, Parent shall grant, or cause to be granted to, all Continuing Employees from and after the Closing Date credit for all service with the Company, its Affiliates and their predecessors prior to the Closing Date for purposes of eligibility to participate, vesting credit, eligibility to commence benefits, and benefit accrual, but excluding (i) benefit accrual under any defined benefit pension plan or retiree medical program and (ii) any such credit that would result in a duplication of benefits.

(d) Nothing contained in this Section 7.16 or any other provision of this Agreement, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement, including any Company Benefit Plan or any employee benefit plan of Parent or any of its Subsidiaries, (ii) shall alter or limit the ability of any of Parent, the Surviving Corporation, or any of their respective Subsidiaries to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment, or (iv) is intended to confer upon any Person (including for the avoidance of doubt any current or former employee, director, officer or other service provider or any participant in a Company Benefit Plan or other employee benefit plan, agreement or other arrangement) any right as a third-party beneficiary of this Agreement.

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

8.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Purchaser and the Company, as the case may be, to the extent permitted by applicable Law:

(a) Purchase of Shares of Company Common Stock. Purchaser shall have accepted for payment all of the Company Shares validly tendered and not validly withdrawn pursuant to the Offer.

(b) No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Effective Time, or (ii) issued or granted any orders or injunctions (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the Effective Time, in each case which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Merger.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement may be terminated and the Offer, the Merger and the other Transactions may be abandoned, at any time before the Acceptance Time, as follows (with any termination by Parent also being an effective termination by Purchaser):

(a) by mutual written consent of Parent and the Company;

(b) by the Company, in the event that (i) the Company is not then in material breach of this Agreement and (ii) (A) Parent and/or Purchaser shall have breached, failed to perform or violated their respective covenants or agreements under this Agreement, or (B) any of the representations and warranties of Parent and Purchaser set forth in this Agreement shall have become inaccurate, in either case of clauses (A) or (B) in a manner that would give rise to the failure of any of the conditions to the Offer set forth in clauses (G)(1) or (G)(2) of Annex B and such breach, failure to perform, violation or inaccuracy is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by Parent and/or Purchaser within thirty (30) calendar days following receipt of written notice from the Company of such breach, failure to perform, violation or inaccuracy;

(c) by Parent, in the event that (i) neither Parent nor Purchaser is then in material breach of this Agreement and (ii) (A) the Company shall have breached, failed to perform or violated its covenants or agreements under this Agreement, or (B) any of the representations and warranties of the Company set forth in this Agreement shall have become inaccurate, in either case of clauses (A) or (B) in a manner that would give rise to the failure of any of the conditions to the Offer set forth in clauses (E)(1) or (E)(2) of Annex B and such breach, failure to perform, violation or inaccuracy is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by the Company within thirty (30) calendar days following receipt of written notice from Parent of such breach, failure to perform, violation or inaccuracy;

(d) by either Parent or the Company, if the Acceptance Time has not occurred on or before 11:59 p.m., Eastern Time, on February 2, 2019 (the “Outside Date”); provided, however,

that the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been a proximate cause of any of the conditions to the Offer set forth in Annex B having failed to be satisfied and such action or failure to act constitutes a material breach of this Agreement;

(e) by Parent, if, prior to the Acceptance Time, the Company or the Company Board of Directors (or any committee thereof) shall have effected a Change of Recommendation or breached Section 6.3 in any material respect;

(f) by either the Company or Parent if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order, injunction, decree or ruling, in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer and/or the Merger; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(f) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been a proximate cause of the issuance of such order, injunction, decree or ruling;

(g) by the Company in order to enter into a definitive agreement providing for a Superior Proposal; provided that (i) the Company has complied with the terms of Section 6.3(e)(ii) prior to any such termination and (ii) immediately prior (and as a condition) to the termination of this Agreement, the Company pays to Parent the Termination Fee payable pursuant to Section 9.2(b); or

(h) by either the Company or Parent if the Offer shall have terminated or expired in accordance with its terms without all conditions to the Offer set forth in Annex B having been satisfied (subject to the rights and obligations of Purchaser to extend the Offer pursuant to Section 1.1(e)(ii)); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(h) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been a proximate cause of any of the conditions to the Offer set forth in Annex B having failed to be satisfied and such action or failure to act constitutes a material breach of this Agreement.

9.2 Effect of Termination.

(a) In the event of the valid termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Purchaser or the Company, except that the Confidentiality Agreement, this Section 9.2 and Section 10.3 through Section 10.12 shall survive such termination; provided, however, nothing herein shall relieve any Party from liability for fraud or a Willful Breach of this Agreement prior to such termination or the requirement to make the payments set forth in Section 9.2(b).

(b) Termination Fee and Reimbursement of Expenses.

(i) If (A) Parent or the Company terminates this Agreement pursuant to Section 9.1(d) or Section 9.1(h), or Parent terminates this Agreement pursuant to Section 9.1(c) as a result of the Company having breached, failed to perform or violated its covenants or agreements under this Agreement, (B) an Acquisition Proposal shall have been publicly disclosed after the date of this Agreement and prior to the date of such termination and shall not have been publicly withdrawn prior to the termination of this Agreement, and (C) within twelve (12) months of such termination, any Acquisition Proposal is consummated or a definitive agreement with respect to any Acquisition Proposal is entered into and such Acquisition Proposal is thereafter consummated, within two (2) business days after the date any such Acquisition Proposal is consummated, the Company shall pay a fee of $35,118,500.00 in cash (the “Termination Fee”) to Parent. Solely for purposes of this Section 9.2(b)(i), the term “Acquisition Proposal” shall have the meaning assigned to such term in Annex A, except that all references to “20%” and “80%” therein shall be deemed to be references to “50%.”

(ii) If Parent terminates this Agreement pursuant to Section 9.1(e), within two (2) business days after such termination, the Company shall pay or cause to be paid to Parent the Termination Fee.

(iii) If the Company terminates this Agreement pursuant to Section 9.1(g), immediately prior to such termination, the Company shall pay or cause to be paid to Parent the Termination Fee.

(iv) For the avoidance of doubt, in no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

(c) Any payment required to be made under this Section 9.2 shall be made by wire transfer of same-day funds to the account or accounts designated by Parent.

(d) Each of the Parties acknowledges that the agreements contained in this Section 9.2 are an integral part of the Transactions and that the Termination Fee is not a penalty, but rather is a reasonable amount that will compensate Parent and Purchaser in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. In addition, if the Company fails to pay in a timely manner any amount due pursuant to Section 9.2(b), then (i) the Company shall reimburse Parent for all costs and expenses (including disbursements and fees of counsel) incurred in the collection of such overdue amount, including in connection with any related claims, actions or proceedings commenced and (ii) the Company shall pay to Parent interest on the amounts payable pursuant to Section 9.2(b) from and including the date payment of such amount or amounts were due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. Other than for Willful Breach, payment of the Termination Fee (and any additional amounts required under this Section 9.2(d)) to Parent by the Company in accordance with this Agreement shall be the sole and exclusive remedy of Parent and shall be deemed to be liquidated damages for any actual or purported breach of this Agreement and for any and all losses or damages suffered or incurred by Parent or any of its Affiliates in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination and, after such payment has been made, the Company and its Affiliates shall have no further liability for any such actual or purported breach or for any and all losses or damages suffered or incurred by Parent or any of its Affiliates in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination.

ARTICLE X

MISCELLANEOUS

10.1 Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented by written agreement of the Parties. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b) At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or Parent and Purchaser, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable, (ii) waive any inaccuracies in the representations and warranties made by the other Party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for their respective benefit contained herein. Any agreement on the part of Parent, Purchaser or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or the Company, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

10.2 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. The covenants to be performed prior to or at the Closing shall terminate at the Effective Time. This Section 10.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

10.3 Expenses. Except as otherwise expressly provided in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses.

10.4 Notices. All notices, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by facsimile transmission (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Parent or Purchaser, to:

Annaly Capital Management, Inc.
1211 Avenue of the Americas, 41st Floor
New York, New York 10036
Attention:	Chief Legal Officer
Facsimile:	(347) 442-3117

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	Adam O. Emmerich Ronald C. Chen
Facsimile:	(212) 403-2000

If to the Company, to:

MTGE Investment Corp.
2 Bethesda Metro Center, 12th Floor
Bethesda, Maryland 20814
Attention:	Randy Dobbs
Facsimile:	(202) 842-7899

with copies to (which shall not constitute notice):

Cooley LLP (US)
1299 Pennsylvania Avenue, NW Suite 700
Washington, D.C. 20004
Attention:	Thomas R. Salley J. Kevin Mills
Facsimile:	(202) 842-7899

10.5 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The table of contents and headings set forth in this Agreement or any schedule delivered pursuant to this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such schedule or any term or provision hereof or thereof. When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

10.6 Counterparts. This Agreement may be executed manually or by facsimile or by other electronic transmission by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.7 Entire Agreement Third-Party Beneficiaries.

(a) This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 9.1 hereof, Parent and Purchaser shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except as provided in Section 7.4 and the last sentence of Section 7.16(c), nothing in this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) or in the Confidentiality Agreement, express or implied, is intended to confer upon any Person other than the Parties any rights or remedies hereunder or thereunder.

10.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Offer and the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Offer and the Merger are fulfilled to the extent possible.

10.9 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state.

(b) Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Circuit Court of Baltimore City, Maryland and to the jurisdiction of the United States District Court for the State of Maryland and any appellate courts thereof (the “MD Courts”), in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the MD Courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the MD Courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. In the event that any action or proceeding described in the preceding sentence is pending in the Circuit Court for Baltimore City, Maryland, each of the Parties shall cooperate in seeking to have the action or proceeding assigned to the Business & Technology Case Management Program. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 10.9(b) in the manner provided for notices in Section 10.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

10.10 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE OFFER, THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

10.11 Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties other than by virtue of the consummation of the Transactions. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

10.12 Enforcement; Remedies.

(a) Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the valid termination of this Agreement pursuant to Article IX, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance specifically enforce the terms and provisions of this Agreement and to any further equitable relief.

(c) The Parties’ rights in this Section 10.12 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 10.12 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 10.12, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

(REMAINDER OF PAGE INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

ANNALY CAPITAL MANAGEMENT, INC.

By	/s/ Anthony Green
Name:	Anthony Green
Title:	Chief Legal Officer

MOUNTAIN MERGER SUB CORPORATION

By	/s/ Anthony Green
Name:	Anthony Green
Title:	Chief Executive Officer and President

MTGE INVESTMENT CORP.

By	/s/ Donald Holley
Name:	Donald Holley
Title:	Chief Financial Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

ANNEX A

TO

AGREEMENT AND PLAN OF MERGER

CERTAIN DEFINED TERMS

For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement entered into after the date hereof that contains terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, however, that an Acceptable Confidentiality Agreement shall not be required to contain standstill provisions and shall not in any way restrict the Company or its Representatives from complying with its disclosure obligations under this Agreement.

“Acquisition Proposal” means any offer, proposal or indication of interest from a Person or group (other than a proposal or offer by Parent or any Parent Subsidiary) at any time relating to any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase by any Person or group, directly or indirectly, of more than twenty percent (20%) of any class of outstanding voting or equity securities of the Company (excluding Company Base Preferred Stock), or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person or group beneficially owning more than twenty percent (20%) of any class of outstanding voting or equity securities of the Company (excluding Company Base Preferred Stock); (ii) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company and a Person or group pursuant to which the stockholders of the Company immediately preceding such transaction hold less than eighty percent (80%) of the equity interests in the surviving or resulting entity of such transaction; or (iii) any sale, lease (other than in the ordinary course of business), exchange, transfer or other disposition to a Person or group of more than twenty percent (20%) of the consolidated assets of the Company and the Company Subsidiaries (measured by the fair market value thereof).

“business days” means any day, other than a Saturday, Sunday and any day which is a legal holiday under the Laws of the State of Maryland or New York or is a day on which banking institutions located in such States are authorized or required by applicable Law or other governmental action to close.

“Cash Equivalents” means (a) marketable direct obligations issued by, or unconditionally guaranteed by, the United States government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one (1) year from the date of acquisition; (b) certificates of deposit, time deposits, eurodollar time deposits or overnight bank deposits having maturities of one year or less from the date of acquisition issued by any commercial bank organized under the laws of the United States or any state thereof having combined capital and surplus of not less than $500,000,000; (c) repurchase obligations for underlying securities of the types described in clauses (a) and (b) of this definition; (d) commercial paper issued by a corporation rated at least “A-2” or the equivalent thereof by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one (1) year after the date of acquisition; (e) readily marketable direct obligations issued by any state of the United States or any political subdivision thereof having a rating of at least A by Standard & Poor’s Corporation and A2 by Moody’s Investors Service, Inc. and a maturity of one year or less from the date of acquisition; (f) securities with maturities of one year or less from the date of acquisition backed by standby letters of credit issued by any commercial bank satisfying the requirements of clause (b) of this definition; or (g) shares of money market mutual or similar funds that invest exclusively in assets satisfying the requirements of clauses (a) through (f) of this definition.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Bylaws” means the bylaws of the Company as in effect on the date hereof.

“Company Certificate” means the articles of incorporation of the Company, as amended, supplemented or restated, and as in effect on the date hereof.

“Company Equity Plan” means the American Capital Mortgage Investment Corp. Amended and Restated Equity Incentive Plan.

“Company Governing Documents” means the Company Bylaws and the Company Certificate.

“Company Manager” means MTGE Management, LLC.

“Company Material Adverse Effect” means (i) any material adverse effect on the ability of the Company to consummate the Transactions, including the Offer and the Merger, prior to the Outside Date or (ii) any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, liabilities or operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that, with respect to clause (ii) (and only clause (ii)) of this definition of “Company Material Adverse Effect” no Effects resulting or arising from the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur: (a) any changes in general United States or global economic conditions, (b) conditions (or changes therein) in any industry or industries in which the Company operates, (c) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit, foreign exchange or capital market conditions, (d) any change in GAAP or interpretation thereof or other applicable accounting regulations or principles or interpretations thereof, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity, (f) any failure by the Company to meet any internal or published projections for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account), (g) any change in the trading price of Company Common Stock (it being understood that the facts or occurrences giving rise or contributing to such change that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account), (h) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, (i) the execution and delivery of this Agreement or the consummation of the Transactions, or the public announcement or pendency of this Agreement or the Transactions (other than for purposes of any representation or warranty contained in Section 4.4 (Governmental Consents; No Violation) or any other representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions), (j) any action expressly required to be taken by the Company by this Agreement, (k) any action or failure to take any action which action or failure to act is consented to or requested by Parent in each case in writing, and (l) any claims, actions, investigations, suits and proceedings brought or threatened by stockholders of either Parent or the Company (whether on behalf of the Company, Parent or otherwise) asserting allegations of breach of duty relating to this Agreement or violations of securities Laws solely in connection with the Offer or the Merger; provided that with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e), and (h), if such Effect has had a disproportionate adverse impact on the Company relative to other companies of comparable size to the Company operating in the industry in which the Company operates, then the incremental impact of such event shall be taken into account for the purpose of determining whether a Company Material Adverse Effect has occurred.

“Company RSU” means each restricted stock unit granted under any Company Equity Plan or otherwise that is outstanding immediately prior to the Effective Time.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Confidentiality Agreement” means the Confidentiality Agreement, dated April 16, 2018, between Parent and the Company (as amended or restated from time to time).

“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding commitment, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or any amendment thereto or other legally binding undertaking of any nature.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Laws” means any Law relating to pollution or protection of the environment, natural resources or, to the extent relating to exposure to Hazardous Materials, human health and safety.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Existing Survey” means, with respect to each Healthcare Owned Property, the existing survey (if any) covering such Healthcare Owned Property in possession of the Company, any Company Subsidiary or any of their respective Representatives and made available to Parent.

“Existing Title Policy” means, with respect to each Healthcare Owned Property, any owner’s policy insuring the Company’s or any Subsidiary’s fee simple title to or leasehold estate in, as the case may be, such Healthcare Owned Property in the possession of the Company, any Company Subsidiary or any of their respective Representatives and made available to Parent.

“Expenses” means all reasonable out-of-pocket expenses (including all reasonable out-of-pocket fees and expenses of counsel, financing sources, accountants, investment bankers, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Offer Documents, the Schedule 14D-9, the Form S-4, any other filings with the SEC and all other matters related to the closing of the Offer, the Merger and the other Transactions.

“FINRA” means the Financial Industry Regulatory Authority.

“Governmental Entity” means (a) any supranational, national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any public international governmental organization, (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition, including HUD, or (d) any self-regulatory body or organization having authority or jurisdiction over the activities of any Party or any affiliate or Subsidiary of any Party.

“Hazardous Materials” means any material, substance or waste that is defined, classified or regulated by Environmental Law as “hazardous,” “toxic,” a “pollutant,” a “contaminant” or words of similar meaning or regulatory effect, including, but not limited to, petroleum and its byproducts, asbestos and asbestos-containing materials and polychlorinated biphenols.

“Indebtedness” means with respect to any Person, (a) all obligations for borrowed money, (b) all obligations evidenced by bonds, debentures, notes or similar instruments, (c) all obligations in respect of repurchase agreements, “dollar roll” transactions, and similar financing arrangements, (d) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (d) all obligations issued, undertaken or assumed as the deferred purchase price for any property or services or as the deferred purchase price of a business or assets (including any so-called “earn-out” or similar payments (contingent or otherwise) in respect thereof, (e) all Indebtedness of others secured by any Lien on owned or acquired property, whether or not the Indebtedness secured thereby has been assumed, (f) all guarantees of Indebtedness of others, (g) all capital lease obligations and all synthetic lease obligations, (h) all obligations, contingent or otherwise, of such Person as an account party in respect of financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments, (i) all securitization transactions, and (j) all obligations, contingent or otherwise, in respect of bankers’ acceptances.

“Intellectual Property” means all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) copyrightable works and copyrights, (iv) trade secrets and other know-how, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Investment Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“knowledge” will be deemed to be, as the case may be, the actual knowledge of (a) Kevin G. Keyes, Anthony C. Green, Glenn A. Votek, David L. Finkelstein and Timothy P. Coffey with respect to Parent or Purchaser, or (b) Ken Pollack, Don Holley and Kasey Reisman with respect to the Company.

“Law” means any law (including common law), statute, requirement, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity, or any self-regulatory body or organization having authority or jurisdiction over the activities of any Party or any affiliate or subsidiary of any Party, including the rules of FINRA.

“Lien” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, conditional or installment sale agreement, encumbrance, option, right of first refusal, easement, right of way, encroachment, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), whether voluntarily incurred or arising by operation of Law.

“Liquidity Ratio Test” means the requirement that the percent that (a) the aggregate fair market value of all unencumbered mortgage-backed securities issued or guaranteed by a U.S. government agency, unencumbered valid and outstanding “factor” payment receivables due from a U.S. government agency and all unpledged and unrestricted cash and Cash Equivalents, in each case held by the Company or a Company Subsidiary, is of (b) the aggregate amount of all outstanding Indebtedness of the Company and the Company Subsidiaries in respect of repurchase agreements, warehouse facilities, “To Be Announced” contracts (“To Be Announced”, inclusive of both fixed rate and adjustable rate contracts), and similar financing arrangements, shall at all times during the term of this Agreement be greater than or equal to 3.0%.

“made available” means, with respect to any statement in this Agreement or the Company Disclosure Letter to the effect that any information, document or other material has been “made available”, that such information, document or material was: (i) uploaded for review by Parent and its Representatives in the virtual data rooms established in connection with the Transactions to the execution of this Agreement, or (ii) contained in a true and complete unredacted form in the Company SEC Documents filed prior to the date hereof.

“Management Agreement” means the management agreement between the Company, American Capital Mortgage Investment TRS, LLC and the Company Manager, dated as of July 1, 2016, as amended by the Termination Amendment.

“Merger Consideration” means the Common Merger Consideration and the Preferred Merger Consideration.

“Minimum Distribution Dividend” means such amount, if any, with respect to any taxable year of the Company ending on or prior to the Closing Date, which is required to be paid by the Company prior to the Effective Time to (a) satisfy the distribution requirements set forth in Section 857(a) of the Code and (b) avoid, to the extent possible, the imposition of income tax under Section 857(b) of the Code and the imposition of excise tax under Section 4981 of the Code.

“NASDAQ” means the Nasdaq Global Select Market.

“NYSE” means the New York Stock Exchange.

“Operator” means any Person acting as a tenant or lessee under an Operator Lease.

“Operator Lease” means any lease entered into by the Company or a Company Subsidiary (as applicable), acting as landlord or lessor, and another Person, as tenant or lessee, relating to a Company Property pursuant to which tenant or lessee operates the applicable Company Property as a residential healthcare facility, skilled nursing facility and/or senior housing.

“Parent Common Stock” means the common stock, $0.01 par value per share, of Parent.

“Parent Equity Plans” means all employee and director equity incentive plans of Parent and agreements for equity awards in respect of Parent Common Stock granted under the inducement grant exception.

“Parent Material Adverse Effect” means (i) any material adverse effect on the ability of Parent and Purchaser to consummate the Transactions, including the Offer and the Merger, prior to the Outside Date or (ii) any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, liabilities or operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that, with respect to clause (ii) (and only clause (ii)) of this definition of “Parent Material Adverse Effect” no Effects resulting or arising from the following shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account when determining whether a Parent Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes in general United States or global economic conditions, (b) conditions (or changes therein) in any industry or industries in which Parent operates, (c) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit, foreign exchange or capital market conditions, (d) any change in GAAP or interpretation thereof, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity, (f) any failure by Parent to meet any internal or published projections for any period, in and of itself, or any failure by Parent to meet its internal budgets, plans or forecasts, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account), (g) any change in the trading price of Parent Common Stock (it being understood that the facts or occurrences giving rise or contributing to such change that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account), (h) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, (i) the execution and delivery of this Agreement or the consummation of the Transactions, or the public announcement of this Agreement or the Transactions (other than for purposes of any representation or warranty contained in Section 5.4 (Governmental Consents; No Violation) or any other representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions), (j) any action expressly required to be taken by Parent or Purchaser by this Agreement, (k) any action or failure to take any action which action or failure to act is consented to or requested by the Company in each case in writing, and (l) any claims, actions, investigations, suits and proceedings brought or threatened by stockholders of either Parent or the Company (whether on behalf of the Company, Parent or otherwise) asserting allegations of breach of duty relating to this Agreement or violations of securities Laws solely in connection with the Offer or the Merger; provided that with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e), and (h), if such Effect has had a disproportionate adverse impact on Parent relative to other companies of comparable size to Parent operating in the industry in which Parent operates, then the incremental impact of such event shall be taken into account for the purpose of determining whether a Parent Material Adverse Effect has occurred.

“Parent Series H Preferred Stock” means Parent’s 8.125% Series H Cumulative Redeemable Preferred Stock, with the terms of the Parent Series H Preferred Stock set forth in articles supplementary substantially in the form set forth in Annex C, having the rights, preferences, privileges and voting powers substantially the same as those of the Company Preferred Stock immediately prior to the Merger.

“Parent Subsidiaries” means the Subsidiaries of Parent.

“Parent Trading Price” means the volume weighted average closing sale price of one share of Parent Common Stock as reported on the NYSE for the ten (10) consecutive trading days ending on the trading day immediately preceding the Acceptance Time (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

“Permitted Liens” means any Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or that is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising by operation of Law in the ordinary course of business for amounts not yet delinquent or is being contested in good faith by the Company or any Company Subsidiary, as applicable, in appropriate proceedings, (iii) which, individually or in the aggregate together with all other Liens under this clause (iii), is not material in amount and would not reasonably be expected to materially interfere with the ordinary conduct of the business of the Company and the Company Subsidiaries as currently conducted or materially impair the use, occupancy, value or marketability of the applicable property, (iv) which is a statutory or common law Lien or encumbrance to secure landlords, lessors or renters under leases or rental agreements, (v) which affects the underlying fee interest in real property subject to a Real Property Lease, (vi) set forth in any Existing Title Policy or Existing Survey, (vii) pursuant to zoning or land use Laws or regulations, or applicable Environmental Law, (viii) that consists of public roads and highways or title to any portion of the premises lying within the right of way or boundary of any public road or private road that would not, individually or in the aggregate, reasonably be expected to materially impair the occupancy or use of any Company

Property, (ix) pursuant to any Operator Lease made available to Parent or any subtenant of any Operator or any other person claiming by or through an Operator and (x) with respect to Company Properties, Liens that individually or in the aggregate, do not, and would not reasonably be expected to, materially detract from the value of any of the Companies Properties or materially interfere with the use thereof as currently used by any Person.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Program Lenders” means each of Fannie Mae and its successor entities and the HUD lenders/servicers.

“Representatives” means, when used with respect to Parent, Purchaser or the Company, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of Parent or the Company, as applicable, and the Parent Subsidiaries or the Company Subsidiaries, as applicable.

“Required Consents” means the (i) applicable approval of the U.S. Department of Housing and Urban Development (“HUD”) of the applicable transactions contemplated by this Agreement Offer and the Merger as set forth in Form HUD 92266, Application for Transfer of Physical Assets, and supporting documents submitted to HUD and (ii) the applicable approvals of the Program Lenders applicable transactions contemplated by this Agreement.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Superior Proposal” means a bona fide Acquisition Proposal (with references to twenty percent (20%) being deemed replaced with references to fifty percent (50%) and references to eighty percent (80%) being deemed to be replaced with references to fifty percent (50%)) by a third party, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors would result in a transaction more favorable to the stockholders of the Company from a financial point of view than the Offer and the Merger, taking into account all relevant factors as determined in good faith by the Company Board of Directors (including all the terms and conditions of such proposal or offer (including the transaction consideration, conditionality, timing, certainty of financing and likelihood of consummation of such proposals) and this Agreement (and any changes to the terms of this Agreement proposed by Parent pursuant to Section 6.3)).

“Takeover Statute” means any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

“Tax” or “Taxes” means any and all U.S. federal, state, local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, including, income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, occupation, environmental, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing or declaration filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Willful Breach” means a deliberate act or a deliberate failure to act, taken or not taken with the actual knowledge that such act or failure to act constitutes in and of itself a material breach of this Agreement.

Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Terms	Section
Acceptance Time	1.1(f)
Acquisition Proposal	9.2(b)(i)
Agreement	Preamble
Arrangements	7.3
Articles of Merger	2.3
Barclays	4.20
Base Amount	7.4(c)
Book-Entry Shares	3.2(b)
Bribery Legislation	4.9(c)
Cancelled Shares	3.1(b)
Cash Consideration	1.1(a)
Cash Election	1.1(c)(i)
Cash Election Shares	1.1(c)(i)
Certificates	3.2(b)
Change of Recommendation	6.3(a)
Closing	2.2
Closing Date	2.2
Common Merger Consideration	3.1(a)
Company	Preamble
Company Additional Dividend Amount	6.4(a)
Company Base Preferred Stock	4.2(a)
Company Benefit Plans	4.10(a)
Company Board of Directors	Recitals
Company Board Recommendation	Recitals

Terms	Section
Company Capitalization Date	4.2(a)
Company Common Stock	Recitals
Company Compensation Committee	7.13
Company Disclosure Letter	Article IV
Company Permits	4.9(b)
Company Preferred Shares	3.1(d)
Company Preferred Stock	3.1(d)
Company Property	4.15(a)
Company SEC Documents	4.5(a)
Company Shares	Recitals
Company Special Committee	Recitals
Company Stockholders	Recitals
Continuing Employees	7.16(a)
Effective Time	2.3
Election	1.1(c)(i)
Election Deadline	3.1(e)(i)
Enforceability Limitations	4.3(c)
Exchange Agent	3.2(a)
Exchange Fund	3.2(a)
FCPA	4.9(c)
Form of Election in Merger	3.1(e)(i)
Form of Election in Offer	1.1(c)(i)
Form S-4	1.1(g)(ii)
Fractional Share Consideration	3.1(a)
GAAP	4.5(b)
Healthcare Owned Property	4.15(a)
Indemnified Parties	7.4(a)
Intervening Event	6.3(d)
Mailing Date	3.1(e)(i)
Maryland Department	2.3
Maryland Short Form Merger Notice	1.1(e)(ii)(C)
Material Contract	4.16(a)
Maximum Cash Shares in Merger	3.1(e)(iii)(1)
Maximum Cash Shares in Offer	1.1(c)(iii)(1)
Maximum Stock Shares in Merger	3.1(e)(iii)(3)
Maximum Stock Shares in Offer	1.1(c)(iii)(3)
MD Courts	10.9(b)
Merger	Recitals
Merger Cash Proration Factor	3.1(e)(iii)(2)
Merger Stock Proration Factor	3.1(e)(iii)(4)
MGCL	Recitals
Minimum Condition	1.1(a)(i)
Mixed Consideration	1.1(a)
Mixed Election	1.1(c)(i)
Mixed Election Shares	1.1(c)(i)
No-Action Letter	4.9(e)

Terms	Section
No Election Share	1.1(c)(v)
Offer	Recitals
Offer Cash Proration Factor	1.1(c)(iii)(2)
Offer Consideration	1.1(a)
Offer Documents	1.1(g)(i)(1)
Offer Stock Proration Factor	1.1(c)(iii)(4)
Offer to Purchase	1.1(a)
Operator Permits	4.9(f)
Outside Date	9.1(d)
Parent	Preamble
Parent Capitalization Date	5.2(a)
Parent Disclosure Letter	Article V
Parent Governing Documents	5.1(a)
Parent Permits	5.9(b)
Parent SEC Documents	5.5(a)
Parent Series C Preferred Stock	5.2(a)
Parent Series D Preferred Stock	5.2(a)
Parent Series E Preferred Stock	5.2(a)
Parent Series F Preferred Stock	5.2(a)
Parties	Preamble
Party	Preamble
Person	6.3(a)
Preferred Merger Consideration	3.1(d)
Purchaser	Preamble
Qualified REIT Subsidiary	4.1(b)
Real Property Lease	4.15(a)
REIT	4.11(b)
Required Consents	4.4(a)
RSU Consideration	3.4(a)
Sarbanes-Oxley Act	4.6
Schedule 14D-9	1.2(b)
Schedule TO	1.1(g)(i)(1)
Stock Consideration	1.1(a)
Stock Election	1.1(c)(i)
Stock Election Shares	1.1(c)(i)
Surviving Corporation	2.1
Taxable REIT Subsidiary	4.1(b)
Termination Amendment	7.14(a)
Termination Fee	9.2(b)(i)
Transactions	Recitals

ANNEX B

TO

AGREEMENT AND PLAN OF MERGER

CONDITIONS TO THE OFFER

Notwithstanding any other provisions of the Offer or this Agreement, and in addition to (and not in limitation of) Parent’s and Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of this Agreement and applicable Law, and in addition to (and not in limitation of) the obligations of Purchaser to extend the Offer pursuant to the terms and conditions of this Agreement and applicable Law, neither Parent nor Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Company Shares promptly after termination or withdrawal of the Offer)), pay for any Company Shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer in the event that:

(A) the Minimum Condition shall not have been satisfied at the expiration of the Offer;

(B) any Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the expiration of the Offer, or (ii) issued or granted any orders or injunctions (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the expiration of the Offer, in each case which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger;

(C) the Form S-4 shall not have become effective under the Securities Act or shall be the subject of any stop order or proceeding seeking a stop order at the expiration of the Offer;

(D) the shares of Parent Common Stock to be issued in the Offer and the Merger and the shares of Parent Series H Preferred Stock to be issued in the Merger shall not have been approved for listing on the NYSE, subject to official notice of issuance, at the expiration of the Offer;

(E) any of the following conditions exist or have occurred and continue to exist, in each case as of immediately prior to the expiration of the Offer:

(1)(A) the representations and warranties of the Company set forth in Section 4.8(a), Section 4.11(b)(i), Section 4.11(b)(ii) and Section 4.22 shall not be true and correct in all respects as of the expiration of the Offer as though made on and as of the expiration of the Offer (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date); (B) the representations and warranties of the Company set forth in Section 4.2(a) and Section 4.2(c) shall not be true and correct in all respects as of the expiration of the Offer as though made on and as of such date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date), except for any de minimis exceptions; (C) the representations and warranties of the Company set forth in Section 4.1(b), Section 4.2(b), Section 4.3(a), Section 4.20, Section 4.21 and Section 4.23 shall not be true and correct in all material respects as of the expiration of the Offer as though made on and as of the expiration of the Offer (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date); and (D) all the other representations and warranties of the Company set forth in this Agreement shall not be true and correct as of the expiration of the Offer (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) as though made on and as of the expiration of the Offer (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date), except where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(2) the Company shall not have, in all material respects, performed or complied with its obligations, agreements or covenants required to be performed or complied with by it under this Agreement at or prior to the expiration of the Offer;

(3) an Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect shall have occurred after the date of this Agreement that is then continuing;

(4) Parent and Purchaser shall have failed to receive from the Company a certificate, dated the expiration date of the Offer and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in clauses (1), (2) and (3) immediately above have not occurred;

(5)(i) Parent shall not have received an opinion of Wachtell, Lipton, Rosen & Katz, counsel to Parent, in form and substance reasonably satisfactory to Parent, dated as of the date of the expiration of the Offer, to the effect that, on the basis of certain facts, representations and assumptions described or referred to in such opinion, the Offer and the Merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and (ii) the Company shall not have received an opinion of Cooley LLP, counsel to the Company, in form and substance reasonably satisfactory to the Company, dated as of the date of the expiration of the Offer, to the effect that, on the basis of certain facts, representations and assumptions described or referred to in such opinion, the Offer and the Merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

(6) (i) the Company shall not have received a written opinion of Hunton Andrews Kurth LLP, tax counsel to Parent, in form and substance as set forth on Exhibit A-1 attached hereto and with such changes as are mutually agreeable to Parent and the Company, such agreement not to be unreasonably withheld, dated as of the date of the expiration of the Offer, to the effect that, on the basis of certain facts, representations and assumptions described or referred to in such opinion, (A) at all times since its taxable year ended December 31, 2014 through the date of the expiration of the Offer, Parent has been organized and operated in conformity with the requirements for qualification as a REIT under the Code and (B) the proposed method of operation of Parent will enable Parent to continue to meet the requirements for qualification as a REIT under the Code; and (ii) Parent shall not have received a written opinion of Hogan Lovells US LLP, tax counsel to the Company, in form and substance as set forth on Exhibit A-2 attached hereto and with such changes as are mutually agreeable to Parent and the Company, such agreement not to be unreasonably withheld, dated as of the date of the expiration of the Offer, to the effect that, on the basis of certain facts, representations and assumptions described or referred to in such opinion, at all times commencing with its taxable year that ended on December 31, 2011 and through and including the taxable year that ends on the Effective Time, the Company has been organized and operated in conformity with the requirements for qualification as a REIT under the Code;

(7) this Agreement shall have been terminated in accordance with its terms;

(F) the Required Consents of HUD and the Program Lenders shall not have been obtained at or prior to the expiration of the Offer; or

(G) any of the following conditions exist or have occurred and continue to exist, in each case as of immediately prior to the expiration of the Offer:

(1) (A) the representations and warranties of Parent and Purchaser set forth in the first sentence of Section 5.8(a), Section 5.14(b)(i), Section 5.14(b)(ii) and Section 5.16 shall not be true and correct in all respects as of the expiration of the Offer as though made on and as of the expiration of the Offer (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date); (B) the representations and warranties of Parent or Purchaser set forth in Section 5.2(a) and Section 5.2(b) shall not be true and correct in all respects as of immediately prior to the expiration of the Offer as though made on and as of such date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date), except for any de minimis exceptions; (C) the representations and warranties of Parent and Purchaser set forth in Section 5.3(a) shall not be true and correct in all material respects as of the expiration of the Offer as though made on and as of the expiration of the Offer (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date); and (D) all the other representations and warranties of Parent and Purchaser set forth in this Agreement shall not be true and correct as of the expiration of the Offer (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) as though made on and as of the expiration of the Offer (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date), except where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(2) Parent and Purchaser shall not have, in all material respects, performed or complied with its agreements or covenants required to be performed or complied with by it under this Agreement at or prior to the expiration of the Offer; and

(3) an Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect shall have occurred after the date of this Agreement that is then continuing.

Except as expressly set forth in this Agreement, the foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole and absolute discretion (except for the Minimum Condition or as set forth in Section 1.1(a) of this Agreement), in each case, subject to the terms of this Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

ANNEX C

TO

AGREEMENT AND PLAN OF MERGER

FORM OF ARTICLES SUPPLEMENTARY

OF

8.125% SERIES H CUMULATIVE REDEEMABLE PREFERRED STOCK

($25.00 LIQUIDATION PREFERENCE PER SHARE)

OF

ANNALY CAPITAL MANAGEMENT, INC.

Annaly Capital Management, Inc., a Maryland corporation (the “Corporation”), does hereby certify to the State Department of Assessments and Taxation of Maryland that:

FIRST: Under a power contained in Article VI of the charter of the Corporation (the “Charter”), the Board of Directors of the Corporation (the “Board”) by duly adopted resolutions that reclassified not more than 2,200,000 shares of authorized but unissued Common Stock (as defined in the Charter) as shares of preferred stock of the Corporation, par value $0.01 per share, and designated such shares as “Series H Cumulative Redeemable Preferred Stock” with the following preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, terms and conditions of redemption, which, upon any restatement of the Charter, shall become part of Article VI of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections thereof:

Section 1. Designation and Amount. A series of Preferred Stock, designated the 8.125% Series H Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series H Preferred Stock”), is hereby established. The number of shares of Series H Preferred Stock initially shall be 2,200,000.

Section 2. Maturity. The Series H Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption, and will remain outstanding indefinitely unless (i) the Corporation decides to redeem or otherwise repurchase the Series H Preferred Stock or (ii) the Series H Preferred Stock becomes convertible and is actually converted pursuant to Section 7 hereof. The Corporation is not required to set aside funds to redeem the Series H Preferred Stock.

Section 3. Ranking. The Series H Preferred Stock will rank, with respect to rights to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, (i) senior to all classes or series of the Corporation’s common stock, par value $0.01 per share (the “Common Stock”), and to all other equity securities issued by the Corporation other than equity securities referred to in clauses (ii) and (iii) of this Section 3; (ii) on a parity with the Corporation’s 7.625% Series C Cumulative Redeemable Preferred Stock, 7.50% Series D Cumulative Redeemable Preferred Stock, 6.95% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, 6.50% Series G Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, and with all other equity securities issued by the Corporation with terms specifically providing that those equity securities rank on a parity with the Series H Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon any liquidation, dissolution or winding up of the Corporation; and (iii) junior to all equity securities issued by the Corporation with terms specifically providing that those equity securities rank senior to the Series H Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon any liquidation, dissolution or winding up of the Corporation. The term “equity securities” shall not include convertible debt securities.

Section 4. Dividends.

(a) Subject to the preferential rights of the holders of any class or series of capital stock of the Corporation ranking senior to the Series H Preferred Stock as to dividends, holders of shares of the Series H Preferred Stock shall be entitled to receive, when, as and if authorized by the Board and declared by the Corporation, out of funds of the Corporation legally available for the payment of dividends, cumulative cash dividends at the rate of 8.125% per annum of the $25.00 liquidation preference per share of Series H Preferred Stock (equivalent to $2.03125 per annum per share). Such dividends with respect to each share of Series H Preferred Stock shall accumulate daily and shall be cumulative from, and including, [●]1, and shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 (each, a “Dividend Payment Date”), commencing on [next payment date of Annaly preferred after merger closing]; provided, that if any Dividend Payment Date is not a Business Day (as defined below), then the dividend which would otherwise have been payable on that Dividend Payment Date may be paid on either the immediately preceding Business Day or the next succeeding Business Day with the same force and effect as if paid on such Dividend Payment Date and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after such Dividend Payment Date to such next succeeding Business Day. Any dividend payable on the Series H Preferred Stock, including dividends payable for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of the Corporation for the Series H Preferred Stock at the close of business on the applicable record date, which shall be the first day of the calendar month, whether or not a Business Day, in which the applicable Dividend Payment Date falls or on such record date set by the Board, not more than 30 days preceding the applicable Dividend Payment Date (each, a “Dividend Record Date”). The dividends payable on any Dividend Payment Date shall include dividends accumulated to, but not including, such Dividend Payment Date.

(b) Notwithstanding anything to the contrary contained in Section 4(a), if, following a Change of Control (as hereinafter defined), the Corporation has not exercised its option to redeem the Series H Preferred Stock pursuant to Section 6, the quarterly cumulative dividend rate shall be increased by three hundred (300) basis points per annum (such increased dividend rate, the “Special Dividend Rate”). Holders of shares of the Series H Preferred Stock will be entitled to receive, when, as and if authorized by the Board and declared by the Corporation, out of funds of the Corporation legally available for the payment of dividends, cumulative cash dividends from, and including, the first date on which the Change of Control has occurred at the Special Dividend Rate for so long as the Corporation has not exercised its option to redeem the Series H Preferred Stock pursuant to Section 6.

[1]	NTD: Date expected to be April 1 or July 1. If Mountain has not declared the July 15 dividend by the time of the closing, accrual will begin on the first day of the first month of the second quarter (April 1), and payment dates will be the same as Annaly’s payment dates (i.e., second quarter dividend to be paid on June 30). If Mountain has declared the July 15 dividend and closing occurs prior to the payment date (i.e., closing occurs between June 16 and July 15), Annaly will assume the second quarter dividend payment obligation (i.e., second quarter dividend to be paid on July 15) and accrual for the third quarter will begin on the first day of the first month of the quarter (July 1), and future payment dates will be the same as Annaly’s payment dates. If closing occurs after July 15 and Mountain has not declared the third quarter dividend (i.e., closing occurs between July 16 and mid-September), accrual will begin on the first day of the first month of the third quarter (July 1), and payment dates will be the same as Annaly’s payment dates (i.e., third quarter dividend to be paid on September 30).

(c) No dividends on shares of Series H Preferred Stock shall be authorized by the Board or paid or set apart for payment by the Corporation at any time when the terms and provisions of any agreement of the Corporation, including any agreement relating to any indebtedness of the Corporation, prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the agreement or a default under the agreement, or if the authorization, payment or setting apart for payment shall be restricted or prohibited by law.

(d) Notwithstanding anything to the contrary contained herein, dividends on the Series H Preferred Stock will accumulate whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series H Preferred Stock which may be in arrears, and holders of the Series H Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described in Sections 4(a) and (b). Any dividend payment made on the Series H Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to the Series H Preferred Stock.

(e) Except as provided in Section 4(f), unless full cumulative dividends on the Series H Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods, (i) no dividends (other than in shares of Common Stock or in shares of any class or series of Preferred Stock that the Corporation may issue ranking junior to the Series H Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment upon shares of Common Stock or Preferred Stock that the Corporation may issue ranking junior to or on a parity with the Series H Preferred Stock as to dividends or upon liquidation, (ii) no other distribution shall be declared or made upon shares of Common Stock or Preferred Stock that the Corporation may issue ranking junior to or on a parity with the Series H Preferred Stock as to dividends or upon liquidation, and (iii) any shares of Common Stock and Preferred Stock that the Corporation may issue ranking junior to or on a parity with the Series H Preferred Stock as to dividends or upon liquidation shall not be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation (except (x) by conversion into or exchange for other capital stock of the Corporation that it may issue ranking junior to the Series H Preferred Stock as to dividends and upon liquidation, and (y) for transfers made pursuant to the provisions of Article XI of the Charter).

(f) When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series H Preferred Stock and the shares of any other class or series of Preferred Stock that the Corporation may issue ranking on a parity as to dividends with the Series H Preferred Stock, all dividends declared upon the Series H Preferred Stock and any other class or series of Preferred Stock that the Corporation may issue ranking on a parity as to dividends with the Series H Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series H Preferred Stock and such other class or series of Preferred Stock that the Corporation may issue shall in all cases bear to each other the same ratio that accumulated dividends per share on the Series H Preferred Stock and accumulated or accrued dividends per share on such other class or series of Preferred Stock that the Corporation may issue (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series H Preferred Stock which may be in arrears.

(g) “Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the State of Maryland are authorized or required by law, regulation or executive order to close.

Section 5. Liquidation Preference.

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series H Preferred Stock will be entitled to be paid out of the assets the Corporation has legally available for distribution to its stockholders, subject to the preferential rights of the holders of any class or series of capital stock of the Corporation it may issue ranking senior to the Series H Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up, a liquidation preference of Twenty-Five Dollars ($25.00) per share, plus an amount equal to any accumulated and unpaid dividends to, but not including, the date of payment, before any distribution of assets is made to holders of Common Stock or any other class or series of capital stock of the Corporation that it may issue that ranks junior to the Series H Preferred Stock as to liquidation rights.

(b) In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Corporation are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series H Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Corporation that it may issue ranking on a parity with the Series H Preferred Stock in the distribution of assets, then the holders of the Series H Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(c) Holders of Series H Preferred Stock will be entitled to written notice of any such liquidation no fewer than 30 days and no more than 60 days prior to the payment date. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series H Preferred Stock will have no right or claim to any of the remaining assets of the Corporation. The consolidation or merger of the Corporation, or a statutory share exchange, with or into any other corporation, trust or entity or of any other entity with or into the Corporation, or the sale, lease, transfer or conveyance of all or substantially all of the property or business the Corporation, shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

Section 6. Redemption.

(a) The Series H Preferred Stock is not redeemable prior to May 22, 2019 except as described in this Section 6 and except that, as provided in Article XI of the Charter, the Corporation may purchase or redeem shares of the Series H Preferred Stock prior to that date in order to preserve its qualification as a real estate investment trust (“REIT”) for federal income tax purposes.

(b) Optional Redemption Right. On and after May 22, 2019, the Corporation may, at its option, upon not less than 30 nor more than 60 days’ written notice, redeem the Series H Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of Twenty-Five Dollars ($25.00) per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If the Corporation elects to redeem any shares of Series H Preferred Stock as described in this Section 6(b), it may use any available cash to pay the redemption price, and it will not be required to pay the redemption price only out of the proceeds from the issuance of other equity securities or any other specific source.

(c) Special Optional Redemption Right. Notwithstanding anything to the contrary contained in Section 6(a), upon the occurrence of a Change of Control, the Corporation may, at its option, upon not less than 30 nor more than 60 days’ written notice, redeem the Series H Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of Twenty-Five Dollars ($25.00) per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If, prior to the Change of Control Conversion Date (as hereinafter defined), the Corporation has provided notice of its election to redeem some or all of the shares of Series H Preferred Stock pursuant to this Section 6, the holders of Series H Preferred Stock will not have the Change of Control Conversion Right (as hereinafter defined) with respect to the shares called for redemption. If the Corporation elects to redeem any shares of Series H Preferred Stock as described in this Section 6(c), it may use any available cash to pay the redemption price, and it will not be required to pay the redemption price only out of the proceeds from the issuance of other equity securities or any other specific source.

(d) A “Change of Control” is deemed to occur when, after the Original Issue Date, the following have occurred and are continuing: (i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of capital stock of the Corporation entitling that person to exercise more than 50% of the total voting power of all capital stock of the Corporation entitled to vote generally in the election of directors of the Corporation (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (ii) following the closing of any transaction referred to in clause (i), neither the Corporation nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE American LLC (the “NYSE American”) or the NASDAQ Stock Market (“NASDAQ”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or NASDAQ.

(e) In the event the Corporation elects to redeem Series H Preferred Stock, the notice of redemption will be mailed by the Corporation, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, to each holder of record of Series H Preferred Stock called for redemption at such holder’s address as it appears on the stock transfer records of the Corporation and shall state: (i) the redemption date; (ii) the number of shares of Series H Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates (if any) for the Series H Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accumulate on the redemption date; (vi) whether such redemption is being made pursuant to Section 6(a), Section 6(b) or Section 6(c); (vii) if applicable, that such redemption is being made in connection with a Change of Control and, in that case, a brief description of the transaction or transactions constituting such Change of Control; and (viii) if such redemption is being made in connection with a Change of Control, that the holders of the shares of Series H Preferred Stock being so called for redemption will not be able to tender such shares of Series H Preferred Stock for conversion in connection with the Change of Control and that each share of Series H Preferred Stock tendered for conversion that is called, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date. If less than all of the shares of Series H Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series H Preferred Stock held by such holder to be redeemed. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series H Preferred Stock except as to the holder to whom notice was defective or not given.

(f) Holders of Series H Preferred Stock to be redeemed shall surrender the Series H Preferred Stock at the place designated in the notice of redemption and shall be entitled to the redemption price and any accumulated and unpaid dividends payable upon the redemption following the surrender.

(g) If notice of redemption of any shares of Series H Preferred Stock has been given and if the Corporation irrevocably sets aside the funds necessary for redemption in trust for the benefit of the holders of the shares of Series H Preferred Stock so called for redemption, then from and after the redemption date (unless the Corporation shall default in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends will cease to accumulate on those shares of Series H Preferred Stock, those shares of Series H Preferred Stock shall no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption.

(h) If any redemption date is not a Business Day, then the redemption price and accumulated and unpaid dividends, if any, payable upon redemption may be paid on the next Business Day and no interest, additional dividends or other sums will accrue on the amount payable for the period from and after that redemption date to that next Business Day.

(i) If less than all of the outstanding shares of Series H Preferred Stock are to be redeemed, the shares of Series H Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method the Board shall determine that will not result in the automatic transfer of any shares of Series H Preferred Stock to a trust pursuant to Article XI of the Charter (as to restrictions on transfer and ownership of the Corporation’s capital stock).

(j) Immediately prior to any redemption of Series H Preferred Stock, the Corporation shall pay, in cash, any accumulated and unpaid dividends to, but not including, the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series H Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date. Except as provided in this Section 6(j), the Corporation will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of the Series H Preferred Stock to be redeemed.

(k) Unless full cumulative dividends on all shares of Series H Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no shares of Series H Preferred Stock shall be redeemed unless all outstanding shares of Series H Preferred Stock are simultaneously redeemed and the Corporation shall not purchase or otherwise acquire directly or indirectly any shares of Series H Preferred Stock (except by exchanging it for its capital stock ranking junior to the Series H Preferred Stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition by the Corporation of shares of Series H Preferred Stock to preserve its REIT status for federal income tax purposes or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series H Preferred Stock.

(l) Subject to applicable law, the Corporation may purchase shares of Series H Preferred Stock in the open market, by tender or by private agreement.

(m) Any shares of Series H Preferred Stock that the Corporation acquires in any manner shall return to the status of authorized but unissued shares of Preferred Stock, without designation as to class or series, and may thereafter be reissued as any class or series of Preferred Stock.

Section 7. Conversion Rights. Shares of Series H Preferred Stock are not convertible into or exchangeable for any other property or securities of the Corporation, except as provided in this Section 7.

(a) Upon the occurrence of a Change of Control, each holder of Series H Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Corporation has provided notice of its election to redeem some or all of the shares of Series H Preferred Stock held by such holder pursuant to Section 6, in which case such holder will have the right only with respect to shares of Series H Preferred Stock that are not called for redemption) to convert some or all of the Series H Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of Common Stock per share of Series H Preferred Stock (the “Common Stock Conversion Consideration”) equal to the lesser of: (i) the quotient obtained by dividing (x) the sum of the $25.00 liquidation preference per share of Series H Preferred Stock plus the amount of any accumulated and unpaid dividends thereon to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a Dividend Record Date and prior to the corresponding Dividend Payment Date for the Series H Preferred Stock, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (y) the Common Stock Price (as defined below) (such quotient, the “Conversion Rate”); and (ii) [●]2 (the “Share Cap”), subject to adjustments provided in Section 7(b) below.

(b) The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of Common Stock to existing holders of Common Stock), subdivisions or combinations (in each case, a “Share Split”) with respect to Common Stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of Common Stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such

[2]

NTD: Share cap to be adjusted to preserve the economics of the Mountain Series A Preferred Stock. Formula would be: New Share Cap is equal to (A) Old Share Cap, multiplied by (B) a fraction in which (i) the numerator is equal to the sum of (x) the cash portion of the mixed consideration and (y) the product of (1) the stock portion of the mixed consideration and (2) the Annaly stock price as of closing (measured using a 10-day VWAP prior to closing), and (ii) the denominator is the Annaly stock price as of closing.

Share Split by (ii) a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after giving effect to such Share Split and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such Share Split. For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of Common Stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right will not exceed the product of the Share Cap times the aggregate number of shares of the Series H Preferred Stock issued and outstanding at the Change of Control Conversion Date (or equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap.

(c) The “Change of Control Conversion Date” is the date the Series H Preferred Stock is to be converted, which will be a Business Day selected by the Corporation that is no fewer than 20 days nor more than 35 days after the date on which it provides the notice described in Section 7(h) to the holders of Series H Preferred Stock.

(d) The “Common Stock Price” is (i) if the consideration to be received in the Change of Control by the holders of Common Stock is solely cash, the amount of cash consideration per share of Common Stock or (ii) if the consideration to be received in the Change of Control by holders of Common Stock is other than solely cash (x) the average of the closing sale prices per share of Common Stock (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal U.S. securities exchange on which Common Stock is then traded, or (y) the average of the last quoted bid prices for Common Stock in the over-the-counter market as reported by OTC Link LLC or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred, if Common Stock is not then listed for trading on a U.S. securities exchange.

(e) In the case of a Change of Control pursuant to which Common Stock is or will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of Series H Preferred Stock will receive upon conversion of such Series H Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of Common Stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration”; the Common Stock Conversion Consideration or the Alternative Conversion Consideration, whichever shall be applicable to a Change of Control, is referred to as the “Conversion Consideration”).

(f) If the holders of Common Stock have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration in respect of such Change of Control will be deemed to be the kind and amount of consideration actually received by holders of a majority of the outstanding shares of Common Stock that made or voted for such an election (if electing between two types of consideration) or holders of a plurality of the outstanding shares of Common Stock that made or voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of Common Stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in such Change of Control.

(g) No fractional shares of Common Stock upon the conversion of the Series H Preferred Stock in connection with a Change of Control will be issued. Instead, the Corporation will make a cash payment equal to the value of such fractional shares based upon the Common Stock Price used in determining the Common Stock Conversion Consideration for such Change of Control.

(h) Within 15 days following the occurrence of a Change of Control, provided that the Corporation has not then exercised its right to redeem all shares of Series H Preferred Stock pursuant to Section 6, the Corporation will provide to holders of Series H Preferred Stock a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right, which notice shall be delivered to the holders of record of the shares of the Series H Preferred Stock at their addresses as they appear on the stock transfer records of the Corporation and shall state: (i) the events constituting the Change of Control; (ii) the date of the Change of Control; (iii) the last date on which the holders of Series H Preferred Stock may exercise their Change of Control Conversion Right; (iv) the method and period for calculating the Common Stock Price; (v) the Change of Control Conversion Date; (vi) that if, prior to the Change of Control Conversion Date, the Corporation has provided notice of its election to redeem all or any shares of Series H Preferred Stock, holders will not be able to convert the shares of Series H Preferred Stock called for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right; (vii) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series H Preferred Stock; (viii) the name and address of the paying agent, transfer agent and conversion agent for the Series H Preferred Stock; (ix) the procedures that the holders of Series H Preferred Stock must follow to exercise the Change of Control Conversion Right (including procedures for surrendering shares for conversion through the facilities of a Depositary (as defined below)), including the form of conversion notice to be delivered by such holders as described below; and (x) the last date on which holders of Series H Preferred Stock may withdraw shares surrendered for conversion and the procedures that such holders must follow to effect such a withdrawal.

(i) The Corporation shall also issue a press release containing such notice provided for in Section 7(h) for publication on Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), and post a notice on its website, in any event prior to the opening of business on the first Business Day following any date on which it provides the notice provided for in Section 7(h) to the holders of Series H Preferred Stock.

(j) To exercise the Change of Control Conversion Right, the holders of Series H Preferred Stock will be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing the shares of Series H Preferred Stock to be converted, duly endorsed for transfer (or, in the case of any shares of Series H Preferred Stock held in book-entry form through a Depositary, to deliver, on or before the close of business on the Change of Control Conversion Date, the shares of Series H Preferred Stock to be converted through the facilities of such Depositary), together with a written conversion notice in the form provided by the Corporation, duly completed, to its transfer agent. The conversion notice must state: (i) the relevant Change of Control Conversion Date; (ii) the number of shares of Series H Preferred Stock to be converted; and (iii) that the Series H Preferred Stock is to be converted pursuant to the applicable provisions of these Articles Supplementary.

(k) Holders of Series H Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to the transfer agent of the Corporation prior to the close of business on the Business Day prior to the Change of Control Conversion Date. The notice of withdrawal delivered by any holder must state: (i) the number of withdrawn shares of Series H Preferred Stock; (ii) if certificated Series H Preferred Stock has been surrendered for conversion, the certificate numbers of the withdrawn shares of Series H Preferred Stock; and (iii) the number of shares of Series H Preferred Stock, if any, which remain subject to the holder’s conversion notice.

(l) Notwithstanding anything to the contrary contained in Sections 7(m) and (n), if any shares of Series H Preferred Stock are held in book-entry form through The Depository Trust Company (“DTC”) or a similar depositary (each, a “Depositary”), the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures, if any, of the applicable Depositary.

(m) Series H Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date the Corporation has provided notice of its election to redeem some or all of the shares of Series H Preferred Stock pursuant to Section 6, in which case only the shares of Series H Preferred Stock properly surrendered for conversion and not properly withdrawn that are not called for redemption will be converted as aforesaid. If the Corporation elects to redeem shares of Series H Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such shares of Series H Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date the redemption price as provided in Section 6.

(n) The Corporation shall deliver all securities, cash and any other property owing upon conversion no later than the third Business Day following the Change of Control Conversion Date. Notwithstanding the foregoing, the persons entitled to receive any shares of Common Stock or other securities delivered on conversion will be deemed to have become the holders of record thereof as of the Change of Control Conversion Date.

(o) In connection with the exercise of any Change of Control Conversion Right, the Corporation shall comply with all applicable federal and state securities laws and stock exchange rules in connection with any conversion of Series H Preferred Stock into shares of Common Stock or other property. Notwithstanding any other provision of the Series H Preferred Stock, no holder of Series H Preferred Stock will be entitled to convert such Series H Preferred Stock into shares of Common Stock to the extent that receipt of such Common Stock would cause such holder (or any other person) to exceed the applicable share ownership limitations contained in Article XI of the Charter, unless the Corporation provides an exemption from this limitation to such holder pursuant to Article XI of the Charter.

(p) Notwithstanding anything to the contrary herein and except as otherwise required by law, the persons who are the holders of record of shares of Series H Preferred Stock at the close of business on a Dividend Record Date will be entitled to receive the dividend payable on the corresponding Dividend Payment Date notwithstanding the conversion of those shares after such Dividend Record Date and on or prior to such Dividend Payment Date and, in such case, the full amount of such dividend shall be paid on such Dividend Payment Date to the persons who were the holders of record at the close of business on such Dividend Record Date. Except as provided in this Section 7(p), the Corporation will make no allowance for unpaid dividends that are not in arrears on the shares of Series H Preferred Stock to be converted.

Section 8. Voting Rights.

(a) Holders of the Series H Preferred Stock will not have any voting rights, except as set forth in this Section 8 or as otherwise required by law. On each matter on which holders of Series H Preferred Stock are entitled to vote, each share of Series H Preferred Stock will be entitled to one vote, except that when shares of any other class or series of the Preferred Stock have the right to vote with the Series H Preferred Stock as a single class on any matter, the Series H Preferred Stock and the shares of each such other class or series will have one vote for each $25.00 of liquidation preference (excluding accumulated dividends).

(b) Whenever dividends on any shares of Series H Preferred Stock are in arrears for six or more quarterly dividend periods, whether or not consecutive, the number of directors constituting the Board will, subject to the maximum number of directors authorized under the Bylaws of the Corporation then in effect, be automatically increased by two (if not already increased by two by reason of the election of directors by the holders of any other class or series of Preferred Stock that the Corporation may issue and upon which like voting rights have been conferred and are exercisable and with which the Series H Preferred Stock is entitled to vote as a class with respect to the election of those two directors) and the holders of Series H Preferred Stock (voting separately as a class with all other classes or series of Preferred Stock that the Corporation may issue and upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series H Preferred Stock in the election of those two directors) will be entitled to vote for the election of those two additional directors at a special meeting called by the Corporation at the request of the holders of record of at least 25% of the outstanding shares of Series H Preferred Stock or by the holders of any other class or series of Preferred Stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series H Preferred Stock in the election of those two directors (unless the request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders of the Corporation, in which case, such vote will be held at the earlier of the next annual or special meeting of stockholders of the Corporation), and at each subsequent annual meeting until all dividends accumulated on the Series H Preferred Stock for all past dividend periods and the then current dividend period (if after a Dividend Record Date and prior to the corresponding Dividend Payment Date for the then current dividend period) shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In that case, the right of holders of the Series H Preferred Stock to elect any directors will cease and, unless there are other classes or series of Preferred Stock upon which like voting rights have been conferred and are exercisable, any directors elected by holders of the Series H Preferred Stock shall immediately resign and the number of directors constituting the Board shall be reduced accordingly. In no event shall the holders of Series H Preferred Stock be entitled pursuant to the voting rights under this Section 8 to elect a director that would cause the Corporation to fail to satisfy a requirement relating to director independence of any national securities exchange or quotation system on which any class or series of its capital stock is listed or quoted. For the avoidance of doubt, in no event shall the total number of directors elected by holders of the Series H Preferred Stock (voting separately as a class with all other classes or series of Preferred Stock that the Corporation may issue and upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series H Preferred Stock in the election of such directors) pursuant to the voting rights under this Section 8 exceed two.

(c) If a special meeting at a place within the United States designated by the Corporation is not called by the Corporation within 30 days after request from the holders of Series H Preferred Stock in Section 8(b), then the holders of record of at least 25% of the outstanding Series H Preferred Stock may designate a holder to call the meeting at the expense of the Corporation and such meeting may be called by the holder so designated upon notice similar to that required for annual meetings of stockholders and shall be held at the place within the United States designated by the holder calling such meeting. The Corporation shall pay all costs and expenses of calling and holding any meeting and of electing directors pursuant to Section 8(b), including, without limitation, the cost of preparing, reproducing and mailing the notice of such meeting, the cost of renting a room for such meeting to be held, and the cost of collecting and tabulating votes.

(d) If, at any time when the voting rights conferred upon the Series H Preferred Stock pursuant to Section 8(b) are exercisable, any vacancy in the office of a director elected pursuant to Section 8(b) shall occur, then such vacancy may be filled only by the remaining such director or by vote of the holders of record of the outstanding Series H Preferred Stock and any other classes or series of Preferred Stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series H Preferred Stock in the election of directors pursuant to Section 8(b). Any director elected or appointed pursuant to Section 8(b) may be removed only by the affirmative vote of holders of the outstanding Series H Preferred Stock and any other classes or series of Preferred Stock upon which like voting rights have been conferred and are exercisable and which classes or series of Preferred Stock are entitled to vote as a class with the Series H Preferred Stock in the election of directors pursuant to Section 8(b), such removal to be effected by the affirmative vote of a majority of the votes entitled to be cast by the holders of the outstanding Series H Preferred Stock and any such other classes or series of Preferred Stock, and may not be removed by the holders of the Common Stock.

(e) So long as any shares of Series H Preferred Stock remain outstanding (or as otherwise set forth below in this Section 8(e)), the Corporation will not, without the affirmative vote or consent, given in person or by proxy, either in writing or at a meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of the Series H Preferred Stock and the holders of all other series of Preferred Stock ranking on a parity with the Series H Preferred Stock that the Corporation may issue and upon which like voting rights have been conferred and are exercisable, voting as a class: (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Series H Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of the authorized capital stock of the Corporation into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Charter, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series H Preferred Stock (each, an “Event”); provided, however, with respect to the occurrence of any Event set forth in clause (ii), so long as the Series H Preferred Stock remains outstanding with the terms thereof materially unchanged (or a substantially similar security to the Series H Preferred Stock is issued), taking into account that, upon an occurrence of an Event, the Corporation may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of the Series H Preferred Stock and, provided further, that any increase in the amount of the authorized Preferred Stock, including the Series H Preferred Stock, or the creation or issuance of any additional shares of Series H Preferred Stock or other classes or series of Preferred Stock that the Corporation may issue, or any increase in the amount of authorized shares of such class or series, in each case ranking on a parity with or junior to the Series H Preferred Stock that the Corporation may issue with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

(f) The voting rights provided for in this Section 8 will not apply if, at or prior to the time when the act with respect to which voting by holders of the Series H Preferred Stock would otherwise be required pursuant to this Section 8 shall be effected, all outstanding shares of Series H Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption pursuant to Section 6.

(g) Except as expressly stated in this Section 8 or as may be required by applicable law, the Series H Preferred Stock will not have any relative, participating, optional or other special voting rights or powers and the consent of the holders thereof shall not be required for the taking of any corporate action.

Section 9. Information Rights. During any period in which the Corporation is not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series H Preferred Stock are outstanding, the Corporation will use its best efforts to (i) transmit by mail (or other permissible means under the Exchange Act) to all holders of Series H Preferred Stock, as their names and addresses appear on the record books of the Corporation and without cost to such holders, copies of the annual reports on Form 10-K and quarterly reports on Form 10-Q, respectively, that the Corporation would have been required to file with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 or 15(d) of the Exchange Act if it were subject thereto (other than any exhibits that would have been required); and (ii) promptly, upon request, supply copies of such reports to any holders or prospective holder of Series H Preferred Stock. The Corporation will use its best efforts to mail (or otherwise provide) the information to the holders of the Series H Preferred Stock within 15 days after the respective dates by which a periodic report on Form 10-K or Form 10-Q, as the case may be, in respect of such information would have been required to be filed with the SEC, if the Corporation were subject to Section 13 or 15(d) of the Exchange Act, in each case, based on the dates on which the Corporation would be required to file such periodic reports if it were a “non-accelerated filer” within the meaning of the Exchange Act.

Section 10. No Preemptive Rights. No holders of the Series H Preferred Stock will, as holders of Series H Preferred Stock, have any preemptive rights to purchase or subscribe for Common Stock or any other security of the Corporation.

Section 11. Restrictions on Ownership and Transfer. The Series H Preferred Stock shall be subject to the restrictions on ownership and transfer set forth in Article XI of the Charter. Any person who violates such restrictions in acquiring beneficial or constructive ownership of shares of Series H Preferred Stock is required to give written notice thereof immediately to the Corporation and provide the Corporation with such other information as the Corporation may request in order to determine the effect of such acquisition on the Corporation’s status as a REIT. Any certificates representing shares of the Series H Preferred Stock shall be marked with a legend sufficient under the laws of the State of Maryland to provide a purchaser of such shares with notice of the restrictions on transfer under Article XI of the Charter. Nothing in

Article XI of the Charter shall preclude the settlement of any transactions entered into through the facilities of any national securities exchange or automated inter-dealer quotation system. The fact that settlement of any transaction takes place shall not, however, negate the effect of any provision of Article XI of the Charter, and any transferee, and the shares of Series H Preferred Stock transferred to such transferee in such a transaction, shall be subject to all of the provisions and limitations in Article XI of the Charter.

Section 12. Record Holders. The Corporation and the transfer agent for the Series H Preferred Stock may deem and treat the record holder of any Series H Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor the transfer agent shall be affected by any notice to the contrary.

Section 13. Permissible Distributions. In determining whether a distribution (other than upon liquidation, dissolution or winding up), whether by dividend, or upon redemption or other acquisition of shares or otherwise, is permitted under Maryland law, amounts that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of shares of any class or series of stock whose preferential rights upon dissolution are superior or prior to those receiving the distribution shall not be added to the Corporation’s total liabilities.

Section 14. Office or Agency. For so long as any shares of Series H Preferred Stock are outstanding, the Corporation shall at all times maintain an office or agency in one of the 48 contiguous States of the United States of America where shares of Series H Preferred Stock may be surrendered for payment (including upon redemption), registration of transfer or exchange.

SECOND: The Series H Preferred Stock have been classified and designated by the Board of Directors under the authority contained in the Charter. The reclassification of shares of Common Stock into Preferred Stock pursuant to the first paragraph of Article FIRST increases the number of shares classified as Preferred Stock from                      shares immediately prior to the reclassification to                      shares immediately after the reclassification. The reclassification decreases the number of shares classified as Common Stock from                      shares immediately prior to the reclassification to                      shares immediately after the reclassification.

THIRD: These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.

FOURTH: These Articles Supplementary shall be effective at the time the State Department of Assessments and Taxation of Maryland accepts these Articles Supplementary for record.

FIFTH: The undersigned acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed in its name and on its behalf by its [●] and attested to by [●] and Secretary as of the date first written above.

ANNALY CAPITAL MANAGEMENT, INC.

By:
Name:	[●]
Title:	[●]

ATTEST:

By:
Name:	[●]
Title:	[●]

EXHIBIT A-1

HUNTON ANDREWS KURTH LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

FILE NO: 87461.45

[            ], 2018

[                    ]

Annaly Capital Management, Inc.

Qualification as

Real Estate Investment Trust

Ladies and Gentlemen:

We have acted as counsel to Annaly Capital Management, Inc., a Maryland corporation (the “Company”), in connection with (i) the proposed exchange offer and subsequent merger (the “Merger”) of MTGE Investment Corp., a Maryland corporation, with and into Mountain Merger Sub Corporation (“Mountain Merger Sub”), a Maryland corporation and “qualified REIT subsidiary” within the meaning of section 856(i)(2) of the Internal Revenue Code of 1986, as amended (the “Code”) of the Company, pursuant to the Agreement and Plan of Merger, by and among the Company, Mountain Merger Sub, and Mountain, dated as of May [●], 2018 (the “Merger Agreement”) and (ii) the preparation of the Registration Statement on Form S-4 filed by the Company with the Securities and Exchange Commission, as amended through the date hereof (the “Registration Statement”), with respect to the Merger. This opinion is being provided to you pursuant to section 7.11(c) of the Merger Agreement.

In giving this opinion letter, we have examined, and with your consent, relied upon, the following:

1.	the Registration Statement;

2.	the Merger Agreement;

3.	the Company’s Articles of Amendment and Restatement, as filed on February 4, 1997 with the Department of Assessments and Taxation of the State of Maryland, as amended and supplemented through the date hereof;

4.	such other documents as we have deemed necessary or appropriate for purposes of this opinion.

ATLANTA   AUSTIN   BANGKOK   BEIJING   BOSTON   BRUSSELS   CHARLOTTE   DALLAS   DUBAI   HOUSTON   LONDON   LOS ANGELES

MIAMI   NEW YORK   NORFOLK   RALEIGH/DURHAM   RICHMOND   SAN FRANCISCO   THE WOODLANDS   TYSONS   WASHINGTON, DC

www.HuntonAK.com

[                    ]

[            ], 2018

In connection with the opinions rendered below, we have assumed, with your consent, that:

1. each of the documents referred to above has been duly authorized, executed, and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended;

2. during its taxable year ending December 31, 2018, and future taxable years, the Company has operated and will operate in a manner that will make the factual representations contained in a certificate, dated the date hereof and executed by a duly appointed officer of the Company (the “Company Officer’s Certificate”), true for such years;

3. during its taxable year ending on the date of the Merger, Mountain has operated and will operate in a manner that will make the factual representations contained in a certificate, dated the date hereof and executed by a duly appointed officer of Mountain (the “Mountain Officer’s Certificate” and together with the Company Officer’s Certificate, the “Officer’s Certificates”), true for such taxable year ending on the date of the Merger;

4. neither the Company nor Mountain will make any amendments to its organizational documents after the date of this opinion that would affect its qualification as a REIT for any taxable year; and

5. no action will be taken by the Company or Mountain after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

In connection with the opinions rendered below, we also have relied upon the correctness of the factual representations contained in the Officer’s Certificates and the factual matters discussed in the Registration Statement that relate to the Company’s status as a REIT. No facts have come to our attention that would cause us to question the accuracy and completeness of such factual representations. Furthermore, with respect to the Company Officer’s Certificate, where such factual representations involve terms defined in the Code, the Treasury regulations thereunder (the “Regulations”), published rulings of the Internal Revenue Service (the “Service”), or other relevant authority, we have reviewed with the individual making such representations the relevant provisions of the Code, the applicable Regulations and published administrative interpretations thereof.

Based solely on the documents and assumptions set forth above, the representations set forth in the Officer’s Certificates, and the discussion in the Registration Statement under the caption “Material U.S. Federal Income Tax Consequences” (which is

[                    ]

[            ], 2018

incorporated herein by reference), we are of the opinion that (A) at all times since its taxable year ended December 31, 2014 through the date of the expiration of the Offer, the Company has been organized and operated in conformity with the requirements for qualification as a REIT under the Code and (B) the proposed method of operation of the Company will enable the Company to continue to meet the requirements for qualification as a REIT under the Code.

We will not review on a continuing basis the Company’s or Mountain’s compliance with the documents or assumptions set forth above, or the representations set forth in the Officer’s Certificates. Accordingly, no assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all the facts referred to in this letter or the Officer’s Certificates. In particular, we note that the Company has engaged in transactions in connection with which we have not provided legal advice and may not have reviewed. Moreover, we note that we did not represent the Company as tax counsel prior to June 1, 2016.

The foregoing opinion is based on current provisions of the Code, the Regulations, published administrative interpretations thereof, and published court decisions. The Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.

The foregoing opinion is limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other U.S. federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. Additional issues may exist that could affect the federal tax treatment of the transaction that is the subject of the opinion, and this opinion letter does not consider or provide a conclusion with respect to any such additional issues. We undertake no obligation to update the opinion expressed herein after the date of this letter. This opinion letter is solely for the information and use of the addressees, and it speaks only as of the date hereof. This opinion letter may not be distributed, relied upon for any purpose by any other person, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

Very truly yours,

[                    ]

[            ], 2018

03352/09346/15606

EXHIBIT A-2

Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

[●] [●], 2018

Annaly Capital Management, Inc.

1211 Avenue of the Americas

New York, New York 10036

Re: MTGE Investment Corp.

Ladies and Gentlemen:

We have acted as special tax counsel to MTGE Investment Corp., a Maryland corporation (the “Company”) in connection with the transactions contemplated by the Agreement and Plan of Merger dated as of May [●], 2018 (the “Merger Agreement”), by and among the Company, Annaly Capital Management, Inc., a Maryland corporation (“Parent”), and Mountain Merger Sub Corporation, a Maryland corporation and a wholly-owned subsidiary of Parent (“Purchaser”) with respect to the proposed exchange offer and subsequent merger of the Company with and into Purchaser, with Purchaser surviving the merger, and certain other transactions. This opinion letter is being delivered to you pursuant to Section 7.11(b) of the Merger Agreement. Capitalized terms used herein which are defined in the Merger Agreement shall have the meanings set forth in the Merger Agreement, unless otherwise defined herein

Bases for Opinion

The opinion set forth in this letter is based on relevant current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, applicable legislative history, and the administrative rulings and practices of the U.S. Internal Revenue Service (the “IRS”), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, all as of the date hereof. These provisions and interpretations are subject to change by the IRS, Congress and the courts (as applicable), which may or may not be retroactive in effect and which might result in material modifications of our opinion. Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary position taken by the IRS or the United States Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante   Amsterdam   Baltimore   Beijing   Berlin   Brussels   Caracas   Colorado Springs   Denver   Dubai   Dusseldorf   Frankfurt   Hamburg   Hanoi   Ho Chi Minh City   Hong   Kong   Houston   London   Los   Angeles   Madrid   Miami   Milan   Moscow   Munich   New York   Northern Virginia   Paris   Philadelphia   Prague   Rome   San Francisco   Shanghai   Silicon Valley   Singapore   Tokyo   Ulaanbaatar   Warsaw   Washington DC Associated offices:     Budapest  Jakarta  Jeddah  Riyadh  Zagreb. For more information see www.hoganlovells.com

Annaly Capital Management, Inc.

[●] [●], 2018

In rendering the following opinion, we have examined such statutes, regulations, records, agreements, certificates and other documents as we have considered necessary or appropriate as a basis for the opinion, including but not limited to (1) the registration statement on Form S-4 (Registration No. 333-[]) initially filed by Parent with the Securities and Exchange Commission on [•] [•], 2018, as amended through the date hereof (together with the documents incorporated by reference therein (the “Registration Statement”) under the Securities Act of 1933, as amended, including the prospectus (the “Prospectus”) included therein, (2) the Merger Agreement, and (3) certain organizational documents of the Company and certain of its subsidiaries (those documents referred to in clauses (1) through (3), the “Reviewed Documents”).

The opinion set forth in this letter is premised on, among other things, the written representations of the Company contained in a letter to us dated as of the date hereof (the “Management Representation Letter”). Although we have discussed the Management Representation Letter with the signatories thereto, for purposes of rendering our opinion, we have not made an independent investigation or audit of the facts set forth in the Reviewed Documents and the Management Representation Letter. We consequently have relied upon the representations and statements of the Company and Parent as described in the Reviewed Documents and the Management Representation Letter, and assumed that the information presented in such documents or otherwise furnished to us is accurate and complete in all material respects. In particular, we note that the Company has engaged in transactions in connection with which we have not provided legal advice and may not have reviewed. Moreover, we note that we did not represent the Company as special tax counsel prior to April 19, 2018.

In this regard, we have assumed with your consent the following:

(1)    that (A) all of the representations and statements as to factual matters set forth in the Reviewed Documents and the Management Representation Letter are true, correct and complete as of the date hereof, (B) any representation or statement in the Reviewed Documents and the Management Representation Letter made as a belief or made “to the knowledge of” or similarly qualified is true, correct and complete as of the date hereof, without such qualification, (C) each agreement described in the Reviewed Documents is valid and binding in accordance with its terms, and (D) each of the obligations of the Company and its subsidiaries, as described in the Reviewed Documents, has been or will be performed or satisfied in accordance with its terms;

(2)    the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made;

(3)    that any documents as to which we have reviewed only a form were or will be duly executed without material changes from the form reviewed by us;

(4)    that the Merger Agreement is valid and binding in accordance with its terms;

(5)     that the Offer and the Merger will be consummated in accordance with the Merger Agreement (including satisfaction of all pre-closing covenants and conditions to the obligations of the parties without amendment, waiver, or breach thereof);

(6)    that the Offer and the Merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

Annaly Capital Management, Inc.

[●] [●], 2018

(7)    that Parent will timely file a U.S. federal income tax return on Form 1120-REIT for the Company for its taxable year that ends on the Effective Time;

(8)    that Parent will comply with the requirements of Code Section 857(f)(1) and Treas. Reg. Sections 1.857-8 and 1.857-9 (related to records to be maintained concerning stock ownership and information required to be requested from shareholders as specified in applicable Treasury Regulations) with respect to the Company for its taxable year that ends on the Effective Time; and

(9)    that, from and after the date of this letter, the Company and Parent each will utilize all appropriate “savings provisions” (including the provisions of Sections 856(c)(6), 856(c)(7), and 856(g) of the Code, and the provision included in Section 856(c)(4) of the Code (flush language) allowing for the disposal of assets within 30 days after the close of a calendar quarter, and all available deficiency dividend procedures) available to the Company and/or Parent under the Code in order to correct any violations of the applicable real estate investment trust (“REIT”) qualification requirements of Sections 856 and 857 of the Code to the full extent the remedies under such provisions are available.

Any material variation or difference in the facts from those set forth in the documents that we have reviewed and upon which we have relied (including, in particular, the Registration Statement, the Prospectus, and the Management Representation Letter) may adversely affect the conclusions stated herein.

Opinion

Based upon, and subject to the assumptions and qualifications set forth herein, including, without limitation, the discussion in the next three paragraphs below, we are of the opinion that, commencing with the Company’s taxable year that ended on December 31, 2011 and through and including the taxable year that ends on the Effective Time, the Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code.

The Company’s qualification and taxation as a REIT under the Code depends upon the ability of the Company to meet on an ongoing basis (through actual quarterly and annual operating results, distribution levels, diversity of share ownership and otherwise) the various qualification tests imposed under the Code, and upon the Company and/or Parent utilizing any and all appropriate “savings provisions” (including the provisions of Sections 856(c)(6), 856(c)(7), and 856(g) of the Code and the provision included in Section 856(c)(4) of the Code (flush language) allowing for the disposal of assets within 30 days after the close of a calendar quarter, and all available deficiency dividend procedures) available to the Company and/or Parent under the Code to correct violations of specified REIT qualification requirements of Sections 856 and 857 of the Code. Our opinion set forth above does not foreclose the possibility that the Company and/or Parent may have to utilize one or more of these “savings provisions” in the future, which could require the Company and/or Parent to pay an excise or penalty tax (which could be significant in amount) in order to maintain the Company’s REIT qualification. We have not undertaken to review the Company’s and Parent’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company’s operations, the sources of its income, the nature of its assets, the level of its distributions to shareholders and the diversity of its share ownership for any given taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT.

Annaly Capital Management, Inc.

[●] [●], 2018

This opinion letter addresses only the specific U.S. federal income tax matters set forth above and does not address any other U.S. federal, state, local or foreign legal or tax issues.

This opinion letter has been prepared for your use in connection with the transactions contemplated by the Merger Agreement and speaks as of the date hereof. We assume no obligation by reason of this opinion letter or otherwise to advise you of any changes in our opinion subsequent to the delivery of this opinion letter. This opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent. In addition, this opinion letter may not be relied on by any other person for any other purpose without our prior written consent.

Very truly yours,

HOGAN LOVELLS US LLP

EXHIBIT I

TO

AGREEMENT AND PLAN OF

MERGER

AMENDMENT TO MANAGEMENT AGREEMENT

THIS AMENDMENT TO MANAGEMENT AGREEMENT (this “Amendment”) is made and entered into as of this 2 day of May, 2018 by and between MTGE Investment Corp., a Maryland corporation (the “Company”), MTGE TRS, LLC, a Delaware limited liability company and a subsidiary of the Company (“MTGE TRS”), MTGE Management, LLC, a Delaware limited liability company (the “Manager”), and Annaly Capital Management, Inc., a Maryland corporation (“Parent”), solely for the purposes of Section 7 hereof. The Company, MTGE TRS, the Manager and Parent are each sometimes referred to herein as a “Party” and collectively as the “Parties”. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Merger Agreement (as defined below). For the avoidance of doubt, any reference herein to the Company shall mean, from and after the Effective Time, the Surviving Corporation.

RECITALS

WHEREAS, the Company (f/k/a American Capital Mortgage Investment Corp.), MTGE TRS (f/k/a American Capital Mortgage Investment TRS, LLC) and the Manager (f/k/a American Capital MTGE Management, LLC) previously entered into that certain Amended and Restated Management Agreement, dated as of July 1, 2016 (the “Management Agreement”);

WHEREAS, contemporaneously with the entry into this Amendment, the Company has entered into that certain Agreement and Plan of Merger, dated as of May 2, 2018, by and among Parent, Mountain Merger Sub Corporation, a Maryland corporation and a wholly owned subsidiary of Parent, and the Company (as may be amended from time to time, the “Merger Agreement”); and

WHEREAS, in connection with the Merger Agreement and the transactions contemplated thereby, the Parties desire, subject to the terms and conditions set forth herein, to amend the Management Agreement to provide, among other things, for: (i) the termination of the Management Agreement effective as of the Termination Time (as defined below); and (ii) certain additional obligations and agreements among the Parties and for the benefit of Parent.

NOW THEREFORE, in consideration of the mutual covenants and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. TERMINATION

Notwithstanding anything to the contrary in the Management Agreement, the Parties hereby agree that the Management Agreement and all rights and obligations of the Parties thereunder shall be terminated effective as of one (1) month following the Closing Date (as defined in the Merger Agreement) (the “Termination Time”, and such termination, the “Termination”) and without any further notice or action by each of the Parties, except that: (i) the Company shall reimburse the Manager for the Unreimbursed Expenses (as defined below) within five (5) business days following delivery to the Company of the Manager’s report of such expenses; (ii) the Company shall pay to the Manager the Accrued Management Fees (as defined below) within five (5) business days following delivery to the Company of the Manager’s written statement setting forth the computation of such fees; (iii) the Manager shall take those actions required by Section 13 of the Management Agreement upon the terms and conditions set forth therein; and (iv) Sections 3(c), 5, 7 (to the extent any Unreimbursed Expenses (as defined below) have previously been incurred or are incurred in connection with the Termination (which includes, for the avoidance of doubt, all third-party legal, expert and other fees and expenses relating to any actions, proceedings, lawsuits, demands, causes of action and claims, whether actual or threatened, made by or against the Company in connection with, or after public announcement of, the Merger Agreement, the Offer, the Merger or other Transactions)), 8, 13 and 14 of the Management Agreement shall survive the Termination. The Termination shall be deemed a Termination Without Cause (as defined in the Management Agreement) for the purposes of Section 3(c) of the Management Agreement. For the avoidance of doubt, any covenant or agreement of the Parties contained in this Amendment which by its terms contemplates performance after the Termination Time shall survive the Termination, including, without limitation, such covenants and agreements contained in this Section 1 and Sections 4 through 11 hereof. For purposes of this Amendment, “Unreimbursed Expenses” shall mean unreimbursed expenses incurred by the Manager pursuant to the terms of the Management Agreement prior to the Termination Time in the ordinary course of business and consistent with past practice, to the extent reimbursable pursuant to Section 7 of the Management Agreement (including, for the avoidance of doubt, pursuant to the last sentence of Section 7(c) of the Management Agreement), subject to compliance with the provisions of Section 7(c) of the Management Agreement, and “Accrued Management Fees” shall mean an amount equal to the greater of (A) management fees payable for the period ending on the date ninety (90) days after the date hereof or (B) unpaid management fees accrued under Section 6 of the Management Agreement prior to the Termination Time, in each case calculated in accordance with the terms of the Management Agreement and whereby “Equity” (as defined in the Management Agreement) shall be determined as of the end of the month which occurred immediately prior to the Closing Date for any period following the Closing Date; provided, however, that the management fees for the month in which the Termination Time occurs shall be pro-rated based on the number of days in such month that have elapsed up to and including the date on which the Termination Time occurs compared to the total number of days in such month.

Following the Closing Date and until the Termination Time, the Manager hereby agrees to continue to provide the services and activities (other than investment advisory or investment management services) necessary or appropriate to allow for an orderly transition of the management of the Company’s assets to Parent or Parent’s manager, as Parent may determine, or as otherwise reasonably requested by Parent. For the avoidance of doubt, the Manager shall not provide data migration services (but nothing herein shall limit Parent’s ability to retain a third party service provider at its sole cost to provide such services, and the Manager shall reasonably cooperate at Parent’s sole cost in connection therewith).

The Parties shall comply in all respects with all the terms and conditions of the Management Agreement and shall not amend the Management Agreement or this Amendment, in each case without the prior written consent of Parent. Except as specifically permitted or required by the Merger Agreement, as required by law, or as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Manager shall conduct its activities with respect to the Company and the Company’s subsidiaries in the ordinary course of business consistent with past practice in all material respects.

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2. TERMINATION PAYMENT

In consideration for the Termination and the other promises, undertakings and releases of the Manager hereunder, the Company shall pay the termination fee amount of $41,659,461.54 (the “Termination Payment”), which shall be the “Termination Fee” under the Management Agreement, to the Manager as follows: (i) on the Closing Date, $36,659,461.54 and (ii) on the date the Termination Time occurs, $5,000,000 (such payment, the “Post-Closing Termination Payment”), subject in each case to the Manager’s compliance with the terms and conditions of the Management Agreement (including, for the avoidance of doubt, as amended by this Amendment). Notwithstanding anything to the contrary in the Management Agreement, the Parties acknowledge and agree that the Termination Payment, together with any Unreimbursed Expenses and Accrued Management Fees payable hereunder, if any, shall be the entire amount payable to the Manager or any of its affiliates in connection with the Termination and thereafter under or in respect of the Management Agreement, as amended by this Amendment, unless the Merger Agreement is validly terminated pursuant to Section 9.1 of the Merger Agreement without the occurrence of the Effective Time, and except with respect to those rights and obligations which, pursuant to Section 1 of this Amendment, survive the Termination. For the avoidance of doubt, prior to the Termination, the Manager shall only be entitled to receive payments from the Company that are consistent with past practice and pursuant to the terms of the Management Agreement; provided that this sentence shall not be deemed to limit any bona fide claims the Manager may have (and payment thereof) pursuant to Sections 3(c), 7 (to the extent any Unreimbursed Expenses have previously been incurred or are incurred in connection with the Termination (which includes, for the avoidance of doubt, all third-party legal, expert and other fees and expenses relating to any actions, proceedings, lawsuits, demands, causes of action and claims, whether actual or threatened, made by or against the Company in connection with, or after public announcement of, the Merger Agreement, the Offer, the Merger or other Transactions)), 8, 13 or 14 of the Management Agreement.

3. NON-SOLICITATION

From and after the date hereof until the earlier of the Acceptance Time or the date, if any, on which the Merger Agreement is validly terminated pursuant to Section 9.1 of the Merger Agreement without the occurrence of the Effective Time, the Manager agrees that it shall not intentionally and knowingly take any action, directly or indirectly, that is prohibited to be taken by the Company’s Representatives (as defined in the Merger Agreement), and shall otherwise comply with all obligations applicable to the Company’s Representatives, pursuant to Section 6.3 of the Merger Agreement. The Manager shall not intentionally and knowingly take any action that would reasonably be expected to cause any of the conditions to the Offer or the Merger to be failed to be satisfied, other than actions which the Company is permitted to take pursuant to the Merger Agreement or as required by applicable law. For the avoidance of doubt, nothing in this Amendment shall (i) restrict the Manager from assisting the Company in discussions or negotiations regarding an Acquisition Proposal with any Person, solely to the extent to which the Company is permitted to, and does, engage in such discussions or negotiations with such Person pursuant to Section 6.3 of the Merger Agreement, in each case in all respects in accordance with the Merger Agreement or (ii) limit or otherwise modify the Company’s obligations pursuant to Section 6.3 of the Merger Agreement. Notwithstanding the foregoing, actions or inactions taken or not taken by any affiliate of the Manager in its capacity as a stockholder of the Company with

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respect to the Company’s common stock owned by such stockholder shall not be deemed to be a breach by the Manager of this Section 3. Nothing in Section 6.3 of the Merger Agreement or this Section 3 shall require the Manager to issue any press release or make any public statement.

5. WAIVER

The Parties hereby waive, whether exercisable now or at any time in the future, any and all rights to notice under the Management Agreement, to the extent relating to the transactions contemplated by the Merger Agreement or this Amendment.

6. RELEASE

Effective as of, and contingent upon, the Termination, each Party and its affiliates hereby fully and unconditionally release and forever discharge each other Party and the affiliates of each other Party (including, as applicable, the Company Subsidiaries, Parent, the affiliates of Parent and the Surviving Corporation, and the affiliates of the Manager), and their respective administrators, executors, representatives, successors and assigns, from any and all actions, causes of action, suits, debts, accounts, covenants, liabilities, disputes, agreements, promises, damages, judgments, executions, claims, and demands whatsoever in law or in equity that they ever had, now have, or that they or their administrators, executors, representatives, successors and assigns hereafter can or may have, arising under or pursuant to the Management Agreement, except with respect to those rights and obligations which, pursuant to Section 1 of this Amendment, survive the Termination.

7. SUCCESSORS AND ASSIGNS; THIRD PARTY BENEFICIARIES; GUARANTEE

This Amendment shall be binding upon and inure to the benefit of the Parties and their respective heirs, personal representatives, successors and assigns as provided in this Amendment. Parent and its affiliates, successors and assigns shall be entitled to rely on this Amendment in connection with the consummation of the transactions contemplated by the Merger Agreement. Parent shall be an express third party beneficiary of this Amendment (including applicable provisions of the Management Agreement) and Parent shall be entitled to enforce such provisions as though it was a party hereto or thereto.

Effective as of, and contingent upon, the Closing, Parent fully and unconditionally guarantees the timely and full performance of the indemnification and payment obligations of the Company under this Amendment and the Management Agreement as if it were the Company. Parent waives promptness, diligence, notice of acceptance and any other notice with respect to its guaranteed obligations and this paragraph and all demands whatsoever. Parent covenants that the guarantee in this paragraph will not be discharged, except by complete performance of the obligations contained in this Amendment. In addition, effective as of, and contingent upon, the Closing, Parent shall deposit the Post-Closing Termination Payment into an escrow fund or provide to the Manager a letter of credit in respect of the Post-Closing Termination Payment, in each case upon terms and conditions reasonably acceptable to the Manager and Parent.

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8. ENTIRE AGREEMENT

The Management Agreement and this Amendment constitute the entire understanding between the Parties with respect to the subject matter hereof and supersede all prior discussions between them relating thereto. Any amendment or modification to this Amendment shall be effective only if in writing and signed by each Party, with the prior written consent of Parent. This Amendment shall terminate and be of no force or effect in the event that the Merger Agreement is terminated without the occurrence of the Effective Time.

9. COUNTERPARTS

This Amendment may be executed in multiple counterparts, each of which, when executed and delivered, shall be deemed an original, but all of which shall together constitute one and the same instrument.

10. PAYMENTS

All payments to be made pursuant to Section 1 and Section 2 hereof shall be made by wire transfer, in immediately available funds, to the account set forth on Schedule 1 or such other account designated by the Manager in writing at least three (3) business days prior to such payment.

11. GOVERNING LAW

This Amendment shall be governed by and interpreted and construed in accordance with the laws of the State of New York, without regard to conflict of laws principles thereof.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties have executed this Amendment to Management Agreement as of the day and year first above written.

MTGE INVESTMENT CORP.

By:	/s/ Donald Holley
Title:	Chief Financial Officer

MTGE TRS, LLC

By:	/s/ Donald Holley
Title:	Vice President

MTGE MANAGEMENT, LLC

By:	/s/ Kenneth L. Pollack
Title:	Senior Vice President

ANNALY CAPITAL MANAGEMENT, INC., solely for the purposes of Section 7

By:	/s/ Anthony Green
Title:	Chief Legal Officer

[Signature Page to Amendment to Management Agreement]